UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

Commission file number 001-34717

Alpha and Omega Semiconductor Limited
(Exact name of Registrant as Specified in its Charter)

ALPHA & OMEGA SEMICONDUCTOR

Bermuda	77-0553536
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**

Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda
(Address of Principal Registered Offices including Zip Code)

(408) 830-9742
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $0.002 par value per share	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting shares held by non-affiliates of the registrant as of December 30, 2011 was approximately $125 million based on Common Shares of the registrant held by each executive officer and director and certain affiliated shareholders who own 10% or more of the outstanding common stock of the registrant have been excluded in that such persons and entities may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 24,980,909 shares of the registrant's common shares outstanding as of July 31, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the registrant's 2012 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K to the extent stated herein. The Definitive Proxy Statement will be filed within 120 days of the registrant's fiscal year ended June 30, 2012.

Alpha and Omega Semiconductor Limited
Form 10-K
For the Year Ended June 30, 2012
TABLE OF CONTENTS

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PART I

Item 1. Business

Forward Looking Statements

This Annual Report on Form 10-K and the documents incorporated herein by reference contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "intend," "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this Annual Report on Form 10-K in greater detail in Item 1A. "Risk Factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this filing. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview

We are a designer, developer and global supplier of a broad portfolio of power semiconductors. Our portfolio of power semiconductors is extensive, with over 1,000 products, and has grown rapidly with the introduction of over 240 new products during the past fiscal year, and over 140 and 190 new products in the fiscal years 2011 and 2010, respectively. Our teams of scientists and engineers have developed an extensive intellectual property and technical knowledge that encompass major aspects of power semiconductors, which we believe enables us to introduce innovative products to address the increasingly complex power requirements of advanced electronics. Our patent portfolio has grown to include 242 patents and 203 patents applications in the United States as of June 30, 2012. We differentiate ourselves by integrating our expertise in technology, design and advanced packaging to optimize product performance and cost. Our portfolio of products targets high-volume applications, including portable computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment.

During the fiscal year ended June 30, 2012, we launched several key product families and technologies to enable high efficiency power conversion solutions. Our metal-oxide-semiconductor field-effect transistors ("MOSFET") portfolio expanded significantly across a full range of voltage applications. For example, we introduced our next generation of low-voltage MOSFET products, or the Gen5 series, that feature a 56% reduction of on-resistance compared to prior-generation products. In August 2012 we released new MOSFET products with smaller form factors based on our proprietary "molded chip scale packaging" technology, which is capable of reducing the amount of utilized board space by approximately 70% and package height by 50%, and targets a variety of mobile applications. Recently we developed a new technology platform, the AlphaIGBT technology, that meets the growing demand for energy efficient switching devices for motor control and power conversion applications. We believe this technology allows us to develop new lines of high-voltage products that target markets for industrial motor control, household appliances, renewable energy systems and advanced power supplies. We also added a medium voltage MOSFET product line that allows significant improvements in power supply efficiency. In addition, we continued to expand our power IC family by introducing new solutions that feature higher efficiency and a smaller footprint in thermally enhanced packages that can be used in a wide range of networking, computing and consumer applications.

Our business model leverages global resources, including research and development expertise in the United States and Asia, cost-effective semiconductor manufacturing in the United States and Asia and localized sales and technical support in several fast-growing electronics hubs. Our core research and development team, based in Silicon Valley and Hillsboro, Oregon, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. In January 2012, we completed the acquisition of a 200mm wafer fabrication facility located in Hillsboro, Oregon, or the Oregon fab, from Integrated Device Technology, Inc, or IDT. Given the highly unique nature of discrete power technology, this acquisition was critical for us to accelerate proprietary technology development, speed up new product introduction, reduce manufacturing costs and improve our long-term financial performance. To meet market demand, we allocate our wafer manufacturing requirements to in-house capacity for newer products and selected third-party foundries for more mature high volume products.

Since the acquisition, we have created our next generation of low voltage MOSFET products, our Gen 5 AlphaMOS, developed a new technology platform, (AlphaIGBT) and introduced new medium voltage products at the Oregon fab. Additionally, we have made significant progress in ramping production at our Oregon fab. For assembly and test, we primarily rely upon our in-house facilities in China. In addition, we utilize subcontracting partners for industry standard packages. We believe our in-house packaging and testing capability provides us with a competitive advantage in proprietary packaging technology, product quality, cost andcycle cycle time. Our in-house packaging capability together with the Oregon fab, position us to drive towards technology leadership in a broad range of power semiconductors.

We were incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of our registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Our agent for service of process in the U.S. for the purpose of our securities filings is our Chief Executive Officer, Mike F. Chang, c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, CA 94085. Telephone number of our agent is (408) 830-9742.

We have incorporated various wholly-owned subsidiaries in different jurisdictions. Please refer to Exhibit 21.1 for a complete list of our subsidiaries.

Our industry

Semiconductors are electronic devices that perform a variety of functions, such as converting or controlling signals, processing data and delivering or managing power. With advances in semiconductor technology, the functionality and performance of semiconductors have generally increased over time, while size and cost have generally decreased. These advances have led to a proliferation of more complex semiconductors being used in a wide variety of consumer, computing, communications and industrial markets. A trend that has contributed to the growth of the semiconductor industry.

Analog semiconductors

The semiconductor industry is segmented into analog and digital. Analog semiconductors handle phenomena such as light, sound, motion, radio waves and electrical currents and voltages. In contrast, digital semiconductors process binary signals represented by a sequence of ones and zeros.

As a result of these fundamental differences, the analog semiconductor industry is distinct from the digital semiconductor industry in terms of the complexity of design and the length of product cycle. Improper interactions between analog circuit elements can potentially render an electronic system inoperable. Experienced engineers and manual intervention in the design process are necessary because computer-aided design cannot fully model the behavior of analog circuitry. Therefore, experienced analog engineers with requisite knowledge are in great demand but short supply worldwide. In addition, analog semiconductors tend to have a longer life cycle, usually three to five years, because original design manufacturers, or ODMs and original equipment manufacturers, or OEMs typically design the analog portions of a system to span multiple generations of their products. Once designed into an application, the analog portion is rarely modified because even a slight change to the analog portion can cause unexpected interactions with other components, resulting in system instability.

Power semiconductors

Power semiconductors are a subset of the analog semiconductor sector with their own set of characteristics unique to power architecture and function. Power semiconductors transfer, manage and switch electricity to deliver the appropriate amount of voltage or current to a broad range of electronic systems and also protect electronic systems from damage resulting from excessive or inadvertent electrical charges.

Power semiconductors can be either discrete devices, which typically comprise only a few transistors or diodes, or ICs, which incorporate a greater number of transistors. The function of power discretes is power delivery by switching, transferring or converting electricity. Power transistors comprise the largest segment of the power discrete market. Power ICs, sometimes referred to as power management ICs, perform power delivery and power management functions, such as controlling and regulating voltage and current and driving power discretes.

The rapid growth of the power semiconductor market in recent years has several key drivers. The proliferation of computer and consumer electronics, such as desktop computers, notebooks, tablets, smartphones, flat panel displays and portable media players created the need for sophisticated power management to improve power efficiency and extend battery life. The evolution of these products is characterized by increased functionality, thinner or smaller form factors and decreasing prices. Our Power IC and low voltage MOSFET products address this market. In the area of AC-DC power supplies for electronic equipment, data centers and servers, the market is characterized by a continuous demand for energy conservation through higher efficiency, which is driving the need for our high voltage (500-1000V) and medium voltage (40-400V) MOSFET products. The increased application of power electronics to control motors in white goods and industrial applications, is driving demand for Insulated Gate Bipolar Transistors, or IGBTs. IGBTs are also being used in renewable energy and automotive applications.

The evolution toward smaller form factors and complex power requirements in the low voltage areas has driven further integration in power semiconductors, resulting in power ICs that incorporate the functionalities of both power management and power delivery functions in a single device. Power ICs can be implemented by incorporating all necessary power functions either on one piece of silicon or multiple silicon chips encapsulated into a single device. Additionally, the advancement in semiconductor packaging technology enables increased power density and shrinking form factors.

MOSFETs are generally categorized as low, medium or high voltage MOSFETS.

Low voltage MOSFETs are used to convert voltages, protect batteries and regulate current in all types of electronic equipment. Technology improvements to minimize power losses while performing these functions allows the continuous reduction of equipment size, weight and cost. In portable applications, this leads to slim devices with longer battery life.

Medium voltage MOSFETs facilitate high efficiency in power supplies and reduction of power consumption in data centers, server farms and telecommunication applications.

High voltage MOSFETs are found in the power supplies that convert the AC voltages reaching the home, office or factory, to the appropriate DC voltage for electronic equipment, and as a result the usage of these voltage devices is widespread. Because all the energy used by electronic equipment is processed through a high voltage switch, a great deal of energy may be saved by reducing power losses in these devices.

IGBTs tend to be the preferred switch in higher voltage applications. IGBTs are easily used to create switches and sub-circuits that can handle power applications from a few Kilo Watts to a few Mega Watts. The rapid growth in renewable energy systems and hybrid electric vehicles may further increase demand in the IGBT market and hence drive technological enhancements to improve product efficiencies and performance.

Power semiconductor suppliers develop and manufacture their products using various approaches which tend to fall across a wide spectrum of balancing low-costs with proprietary technology advantages. At one end of the spectrum are integrated design manufacturers, or IDMs, which own and operate the equipment used in the manufacturing process and design and manufacture products at their in-house facilities. IDMs exercise full control over the implementation of process technologies and have maximum flexibility in setting priorities for their production and delivery schedules. At the other end of the spectrum are completely-outsourced fabless semiconductor companies, which rely entirely on off-the-shelf technologies and processes provided by their manufacturing partners. These companies seek to reduce or eliminate fixed costs by outsourcing both product manufacturing and development of process technologies to third parties. The "fab-lite" model seeks to achieve the best balance between technological advancement and cost effectiveness by using dedicated in-house technology laboratory to drive rapid new product developments, while utilizing third-party foundry capacity for mature products. This is particularly important in the development of power semiconductor products due to the unique nature of its technology. While digital technologies are highly standardized in leading foundries, power semiconductor technologies tend to be more unique as they seek to accommodate a wider range of voltage applications. Accordingly, third-party foundries, which are primarily setup for digital technologies, can be limited when it comes to the development of new power semiconductor technologies.

In summary, the key to financial success in our industry depends on continuous technology advancement and new product development. Superior technology and high performance products can bring faster revenue growth and higher margin.

Our strategies

Our strategy is to advance our position as a designer, developer and global supplier of a broad range of analog semiconductors, specializing in power semiconductors. To accomplish this, we intend to:

Utilize the "fab-lite" business model to bring new products to market faster and drive improved long-term financial performance

The fab-lite business model allows us to accelerate the development of our proprietary technology at the Oregon fab, reduce our product development cycle time to bring new products to market faster, lower our manufacturing costs, and improve our long-term financial performance. We also expect this "fab-lite" model to provide quicker response to our customer demands, enhanced relationships with strategic customers, flexibility in capacity management and geographic diversification of our wafer supply chain. This approach allows us to retain a higher level of control over the development and application of our proprietary process technology, thereby reducing certain operational risks and costs associated with utilizing third-party foundries. In January 2012, we completed the acquisition of the Oregon fab, which handles a significant portion of our wafer manufacturing requirements. Additionally, we have two in-house packaging and testing facilities which allow us to rely on our own facilities for most of our packaging and testing requirements.

Leverage our power semiconductor expertise to drive new technology platforms

We believe that the ever-increasing demand for power efficiency in power semiconductors requires expertise in and a deep understanding of the interrelationship among device physics, process technologies, design and packaging. We also believe that engineers with experience and understanding of these multiple disciplines are in great demand but short supply. Within this context, we believe that we are well positioned to be a leader in providing total power management solutions due to our extensive pool of experienced scientists and engineers and our strong IP portfolio. Accordingly, we intend to leverage our expertise to increase the number of power discrete technology platforms and power IC designs to expand our product offerings and deliver complete power solutions for our targeted applications.

Apply our technology platforms to introduce new products and expand our addressable market

We plan to further expand the breadth of our product portfolio to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. Our product portfolio currently consists of over 1,000 products and we have introduced over 240 new products in this past fiscal year. We will continue to leverage our power expertise to further increase our product lines, including higher performance power ICs, IGBTs and high and medium voltage MOSFETs, in order to expand our addressable market and improve our margin profile. We also believe that our expanding product offerings will allow us to penetrate new end-market applications and will provide us with an important competitive advantage. OEMs and ODMs generally prefer to limit their supplier base to a smaller set of vendors capable of providing a comprehensive menu of products across multiple electronic platforms.

Increase direct relationships and product penetration with OEM and ODM customers

We have developed direct relationships with key OEMs who are responsible for branding, designing and marketing a broad array of electronic products, as well as ODMs who have traditionally been responsible for manufacturing these products. While OEMs typically focus their design efforts on their flagship products, as the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products which they sell directly to consumers. We intend to strengthen our existing relationships and form new ones with both OEMs and ODMs by aligning our product development efforts with their product requirements, increasing the number of our products used within their system, and leveraging our relationships to penetrate their other products.

Leverage global business model for cost-effective growth

We intend to continue to leverage our global resources and regional strengths. We intend to continue to deploy marketing, sales and technical support teams in close proximity to our end customers, particularly in Asia and the United States. We plan to further expand our technical marketing and application support teams along with our sales team to better understand and address the needs of our end customers and their end-market applications. This will assist us in identifying and defining new technology trends and products and to help us gain additional design wins.

Our products

To serve the large and diverse analog market for power semiconductors, we have created a broad product portfolio consisting of two major categories: power discretes and power ICs. Our power discretes products consist primarily of low, medium and high voltage power MOSFETs. The primary function of power MOSFETs is to deliver power by switching, transferring or converting electricity. During the past year, we introduced our fifth generation low-voltage product lines based on our proprietary AlphaMOS technology, which offers increased efficiency and performance by reducing on-resistance by 56% compared to previous generations. Additionally, we released new products based on our advanced packaging technology such as PairFET, which is capable of reducing form factors by combining and compressing two high performance MOSFETs in a single package. We also made significant advances in our mid-voltage portfolio by offering high performance on-resistance and efficiency performance solutions for telecommunications and industrial power supply applications. Our high-voltage portfolio was expanded to include our proprietary insulated-gate bipolar transistor ("IGBT") technology, for which we developed highly robust and easy-to-use solutions designed for industrial motor control and white goods applications.

Our power ICs deliver power as well as control and regulate the power management variables, such as the flow of current and level of voltage. We continued to expand our EZBuck power IC family with products that feature lower on-resistance, small footprint and thermally enhanced packages. While we derive the majority of our revenue from the sales of power discretes products, sales of power ICs have been gaining traction during the past years.

The following table lists our product families and the principal end uses of our products:

Product Family	Description	Product Categories within Product Type	Typical Application
Power Discretes	Low on-resistance switch used for routing current and switching voltages in power control circuits High power switches used for power circuits	DC-AC conversion AC-DC conversion Load switching Motor control Battery protection Power factor correction	Notebooks, netbooks, desktop and tablet PC's, servers, flat panel displays, TVs, graphics cards, game boxes, chargers, battery packs, AC adapters, power supplies, E-bikes, motor control, smart phones and other portable devices, white goods and industrial motor drives, UPS systems, wind turbines, solar inverters and industrial welding
Power ICs	Integrated devices used for power management and power delivery	DC-DC Buck conversion DC-DC Boost conversion Smart load switching	Flat panel displays, TVs, all-in-one-PCs, servers, DVD/ Blu-Ray players, set-top boxes, and networking equipment
	Analog power devices used for circuit protection and signal switching	Transient voltage protection Analog switch Electromagnetic interference filter	Notebooks, netbooks, tablets, flat panel displays, TVs, cell phones, and portable electronic devices

Power discrete products

Power discretes are used across a wide voltage and current spectrum, requiring them to operate efficiently and reliably under harsh conditions. Due to this wide applicability across diverse end-market applications, we market general purpose MOSFETs that are used in multiple applications as well as MOSFETs targeted for specific applications.

Our current power discrete product line includes industry standard trench MOSFETs, SRFETs, electrostatic discharge, protected MOSFETs, high and mid-voltage MOSFETs and IGBTs.

Our power discretes product family expanded with a wider voltage range of 8V to 1000V. The introduction of our fifth generation AlphaMOS™ in the low voltage line, which includes advanced PairFET™ packaging, offers high efficiency and small size solutions for emerging portable applications. Our medium voltage product line has been expanding rapidly, and we have introduced high performance products targeted at telecommunications and industrial power supply applications. Our recent expansion of highly robust IGBTs in our high voltage product line is opening new serviceable markets in industrial, white goods and power supply applications.

Power IC products

In addition to the traditional monolithic or single chip design, we employ a multi-chip approach for the majority of our power ICs. This multi-chip technique leverages our proprietary MOSFET and advanced packaging technologies to offer integrated solutions to our customers. This allows us to update a product by interchanging only the MOSFETs without changing the power management IC, thereby reducing the time required for new product introduction. We believe that our power IC products improve our competitive position by enabling us to provide higher power density solutions to our end customers than our competitors. This year we broadened our EZBuck™ portfolio with a series of products that feature proprietary ceramic-stable constant-on-time (COT) PWM control, which helps reduce external capacitors. These compact and high efficiency devices produce ultra-fast response to load transients while maintaining a relatively constant switching frequency over the entire input voltage range, is ideal for the computing and communication market segments.

The incorporation of both power delivery and power management functions tends to make power ICs more application specific because these two functions have to be properly matched to a particular end product. We have local technical marketing and applications engineers who closely collaborate with our end customers to help ensure that power IC specifications are properly defined at the beginning of the design stage.

Distributors and customers

We have developed direct relationships with key OEMs, most of which we serve through our distributors and ODMs. They include Dell Inc., Hewlett-Packard Company, LG Electronics, Inc. and Samsung Group. We sell to Samsung Group directly which accounted for 13.9%, 11.5% and 10.3% of our revenue for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. In addition, based on our historical design win activities, our power semiconductors are also incorporated into products sold to OEMs, including Lenovo Group and Acer Group.

Through our distributors, we provide products to ODMs who traditionally are contract manufacturers for OEMs. As the industry has evolved, ODMs are increasingly responsible for designing portions, or entire systems, of the products they manufacture for the OEMs. In addition, several ODMs are beginning to design, manufacture and brand their own proprietary products, which they sell directly to consumers. Our ODM customers include Compal Electronics, Inc., Foxconn, Quanta Computer Incorporated, Pegatron,Wistron Corporation and AOC International. In order to take advantage of the expertise of end-customer fulfillment logistics and shorter payment cycles, we sell most of our products to distributors. Under the agreements with our distributors, they have limited rights to return unsold merchandise, subject to time and volume limitations. As of June 30, 2012 and June 30, 2011, the two largest distributors of our products are WPG Holdings Limited, or WPG, and Promate Electronic Co. Ltd., or Promate. Sales to these two distributors accounted for 40.9% and 24.0% of our revenue for the fiscal year ended June 30, 2012, respectively, 36.7% and 30.6% of our revenue for the fiscal year ended June 30, 2011, respectively, and 41.1% and 33.0% of our revenue for fiscal year ended June 30, 2010, respectively.

Sales and marketing

Our marketing department is responsible for identifying high growth markets and applications where we believe our technology can be effectively deployed. We believe that the technical background of our marketing team, including technical marketing engineers, helps us better define new products and identify potential end customers and geographic and product market opportunities. For example, we have deployed field application engineers, or FAEs, who provide real-time and on-the-ground responses to our end customer needs, work with our end customers to understand their requirements, resolve technical problems, strive to anticipate future customer needs and facilitate the design-in of our products into the end products of our customers. We believe this strategy increases our share of revenue opportunities within the applications we currently serve, as well as in new end-market applications.

Our sales team consisted of sales persons, field application engineers, customer service representatives and customer quality engineers who are responsible for key accounts. We strategically position our team near our end customers through our offices in Taipei, Hong Kong, Shenzhen, Shanghai, Tokyo, Seoul and Sunnyvale, California, complemented by our field applications centers in Sunnyvale and Shanghai. In addition, our distributors and sales representatives assist us in our sales and marketing efforts by identifying potential customers, sourcing additional demand and promoting our products, in which case we may pay a sales commission to these distributors.

A typical sales cycle takes six to nine months and is comprised of the following steps:

- identification of a customer design opportunity;
- qualification of the design opportunity by our FAEs through comparison of the power requirements against our product portfolio;
- provision of a product sample to the end customer to be included in the customer's pre-production model with the goal of being included in the final bill of materials; and
- placement by the customer, or through its distributor, of a full production order as the end customer increases to full volume production.

Seasonality

As we provide power semiconductors used in consumer electronic products, our business is subject to seasonality. Our sales seasonality is affected by a number of factors, including global and regional economic conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. However, the broad fluctuations in recent periods in the semiconductor industry and global/regional economic environment have had a more significant impact on our results of operations than seasonality.

Backlog

Our sales are made primarily pursuant to standard purchase orders from distributors and direct customers. The amount of backlog to be shipped during any period depends on various factors, and all orders are subject to cancellation or modification, usually with no penalty to customers. The quantities actually purchased by customers, as well as shipment schedules, are frequently revised that reflect changes in both the customers' requirements and in manufacturing availability. Therefore, our backlog at any point in time is not a reliable indicator of our future revenue.

Research and development

Because we view technology as a competitive advantage, we invest heavily in research and development to address the technology intensive needs of our end customers. Our research and development expenditures primarily consist of staff compensation, prototypes, engineering materials, simulation and design tools and test and analyzer equipment. In January 2012, we completed the Oregon fab acquisition which has allowed us to accelerate the development and implementation of our proprietary process technologies, thus enhancing our research and development efforts.

We have research and development employees in our Silicon Valley facility, Oregon facility, our Taiwan design center as well as our supporting centers in Shanghai. We believe that this diverse research and development talent enables us to develop leading edge technology platforms and new products. Our areas of research and development focus include:

Packaging technologies: Consumer demand for smaller and more compact electronic devices with higher power density is driving the need for advanced packaging technology. Our group of dedicated packaging engineers focuses on smaller form factor, higher power output with efficient heat dissipation and cost-effectiveness. We have invested significant resources to develop and enhance our proprietary packaging technologies, including the establishment of our in-house packaging and testing facilities. For example, we have developed co-packaging technology in which multiple chips are incorporated into a single device without bondwires, allowing higher performance levels to be achieved. We have expanded our expertise in small packages for portable applications, and recently introduced a proprietary molded chip scale package. We believe that our efforts to develop innovative packaging technologies will continue to provide new and cost-effective solutions with higher power density to our customers.

Process technology and device physics: We focus on specialized process technology in the manufacturing of our products, including vertical DMOS, Shielded Gate Trench, Trench field stop IGBTs, charge-balance high voltage MOSFETs, Schottky Diode and BCDMOS processes. Our process engineers work closely with our design team to deploy and implement our proprietary manufacturing processes at our Oregon fab as well as the third-party foundries that fabricate our wafers. To improve our process technology, we continue to develop and enhance our expertise in device physics in order to better understand the physical characteristics of materials and the interactions among these materials during the manufacturing process.

New products and new technology platforms: We also invest significantly in the development of new technology platforms and introduction of new products. Because power management affects all electronic systems, we believe that developing a wide portfolio of products enables us to target new applications in addition to expanding our share of power management needs served within existing applications.

As a technology company, we will continue our significant investment in research and development in our low voltage and high voltage power discretes and power ICs by developing new technology platforms and new products that allow for better product performance, more efficient packages and higher levels of integration.

Operations

The manufacture of our products is divided into two major steps: wafer fabrication and packaging and testing. Our wafer fabrication requirements are currently allocated between the newly acquired Oregon fab and third-party foundries. Our in-house packaging and testing facilities handle most of our packaging and testing needs. We outsource a small portion of our packaging and testing requirements to other contract manufacturers.

Wafer fabrication

We have transitioned from a fabless to a "fab-lite" business model through completing the acquisition of the Oregon fab in January 2012. We believe the acquisition of our Oregon fab will accelerate the development of our technology and products, as well as to reduce our manufacturing cost and provide better services to our customers. We expect that we will reduce our reliance on the outsourced wafer capacity as the Oregon fab is ramping up. Currently our main third-party foundry is Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, located in Shanghai. HHNEC has been manufacturing wafers for us since 2002. HHNEC manufactured 49.9%, 68.7% and 71.8% of the wafers used in our products for the fiscal years ended June 30, 2012, 2011 and 2010. Over the last decade, we have developed good working relationships with the third-party foundries.

Packaging and testing

Completed wafers from the foundries are sent to our in-house packaging and testing facilities or to our subcontractors, where the wafers are cut into individual die, soldered to lead frames, wired to terminals and then encapsulated in protective packaging. After packaging, all devices are tested in accordance with our specifications and substandard or defective devices are rejected. We have established quality assurance procedures that are intended to control quality throughout the manufacturing process, including qualifying new parts for production at each packaging facility, conducting root cause analysis, testing for lots with process defects and implementing containment and preventive actions. The final tested products are then shipped to our distributors or customers.

Our in-house packaging and testing facilities are located in Shanghai, China which handle most of our packaging and testing requirements for our products. Our facilities have the combined capacity to package and test over 600 million parts per month and have available floor space for new package introductions. We believe our ability to package and test our products internally represents a strategic advantage as it protects our proprietary packaging technology, increases the rate of new package introductions, reduces operating expenses and ultimately improves our profit margins.

Quality assurance

Our quality assurance policy aims to consistently provide our end customers with products that are reliable, durable and free of defects in order to meet or exceed the expectations of excellence and high performance from our end customers. We strive to do so through continuous improvement in our product design and close collaboration with our manufacturing partners to maintain the quality of our products. We received an ISO9001:2000 certification in February 2004 in recognition of our quality assurance standards. ISO9001:2000 is a set of criteria and procedures established by International Organization of Standardization for developing a fundamental quality management system and focusing on continuous improvement, defect prevention and the reduction of variation and waste. We also offer lead-free products in order to comply with Restrictions on the use of Hazardous Substances, or RoHS.

We maintain a supplier management and process engineering team in Shanghai that works with our third-party foundries and packaging and testing subcontractors to monitor the quality of our products, which is designed to ensure that manufacturing of our products, is in strict compliance with our process control, monitoring procedures and product requirements. We also conduct monthly reviews and annual audits to ensure supplier performance. For example, we examine the results of statistical process control systems, implement preventive maintenance, verify the status of quality improvement projects and review delivery time metrics. In addition, we rate and rank each of our suppliers every quarter based on factors such as their quality and performance.

Our manufacturing processes use many raw materials, including silicon wafers, gold, copper, molding compound, petroleum and plastic materials and various chemicals and gases. We obtain our raw materials and supplies from a large number of sources, adopting vendor-managed inventory and just-in-time delivery. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Competition

The power semiconductor industry is characterized by fragmentation with many competitors. We compete with different power semiconductor suppliers, depending on the type of product lines and geographical area. Our key competitors in power discretes and power ICs are primarily headquartered in the United States, Japan, Europe and Taiwan. Our major competitors in power discretes include Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, MagnaChip Semiconductor Corporation, ON Semiconductors Corp., Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation, Diodes Incorporated and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., Richtek Technology Corp., Semtech Corporation and Texas Instruments Inc.

Our ability to compete depends on a number of factors, including:

- our success in identifying new and emerging markets, applications and technologies and developing power management solutions for these markets;
- our capability in quickly developing and introducing proprietary technology and best in class products;
- the performance and cost-effectiveness of our products relative to that of our competitors;

- our ability to manufacture, package and deliver products in large volume on a timely basis at a competitive price;
- our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;
- our ability to recruit and retain analog semiconductor designers and application engineers; and
- our ability to protect our intellectual property.

Some of our competitors have longer operating histories, more brand recognition, and significantly greater financial, technical, research and development, sales and marketing, manufacturing and other resources. However, we believe that we can compete effectively through our integrated and innovative technology platform and design capabilities, including our multi-chip approach to power IC products, strategic global business model, expanding portfolio of products, diversified and broad customer base, and excellent on-the-ground support and quick time to market for our products.

Intellectual property rights

Intellectual property is an important component of our business strategy, and we intend to continue to invest in the growth, maintenance and protection of our intellectual property portfolio. We own significant intellectual property in many aspects of our technology, including device physics and structure, wafer processes, circuit designs, packaging, modules and subassemblies. We have also entered into intellectual property licensing agreements with other companies, including Fairchild Semiconductor International, Inc., Giant Semiconductor Corporation and Matsushita Electronic Industrial Co. Ltd., to use selected third-party technology for the development of our products, although we do not believe our business is dependent to any significant degree on any individual third-party license.

While we focus our patent efforts in the United States, we file corresponding foreign patent applications in other jurisdictions, such as China and Taiwan, when filing is justified by cost and strategic importance. The patents are increasingly important to remain competitive in our industry, and a strong patent portfolio will facilitate the entry of our products into new markets. As of June 30, 2012, we had 242 patents issued in the United States, of which 39 were acquired, 2 were licensed and 201 were based on our research and development efforts, and these patents are set to expire between 2015 and 2031. We also had a total of 154 foreign patents, including 97 Chinese patents, 49 Taiwanese patents, 6 Korean patents. Substantially all of our foreign patents were based on our research and development efforts. These foreign patents expire in the years between 2015 and 2030. In addition, as of June 30, 2012, we had a total of 571 patent applications, out of which 203 patents were pending in the United States, 168 patents were pending in China, 185 patents were pending in Taiwan and 15 patents were pending in other countries.

As our technologies are deployed in new applications, we may be subject to new potential infringement claims. Patent litigation, if and when instituted against us, could result in substantial costs and a diversion of our management's attention and resources. However, we are committed to vigorously defending and protecting our investment in our intellectual property. Therefore, the strength of our intellectual property program, including the breadth and depth of our portfolio, will be critical to our success in the new markets we intend to pursue.

In addition to patent protection, we also rely on a combination of trademark, copyright (including mask work protection), trade secret laws, contractual provisions and similar laws in other jurisdictions. We also enter into confidentiality and invention assignment agreements with our employees, consultants, suppliers, distributors and customers and seek to control access to, and distribution of, our proprietary information.

Environmental matters

The semiconductor production process, including the semiconductor wafer manufacturing and packaging process, generates air emissions, liquid wastes, waste water and other industrial wastes. We have installed various types of pollution control equipment for the treatment of air emissions and liquid waste and equipment for recycling and treatment of water in our packaging and testing facilities in China and wafer manufacturing facility in Oregon, USA. Waste generated at our manufacturing facilities, including but not limited to acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Our operations in China are subject to regulation and periodic monitoring by China's State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. Our operation in Oregon is subject to Oregon Department of Environmental Regulations, Federal Environmental Protection Agency laws and regulations, and local jurisdictional regulations. We believe that we have been in material compliance with applicable environmental regulations and standards and have not had a material or adverse effect on our results of operations from complying with these regulations.

We have received all the applicable environmental assessment reports and approvals with respect to the construction of our manufacturing facilities in China. In addition, these facilities have implemented an ISO14001 environmental management system since June 12, 2009 and August 29, 2006. We also require our subcontractors, including foundries and assembly houses, to meet ISO14001 standards. We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China and the U.S.

Our products sold in Europe are subject to RoHS in Electrical and Electronic Equipment, which requires that the products do not contain more than agreed levels of lead, cadmium, mercury, hexavalent chromium, polybrominated biphenyl and polybrominated diphenyl ether flame retardants. Our manufacturing facilities in China also obtained QC080000 certification, which is an IECQ Certificate of Conformity Hazardous Substance Process Management for European Directive 2002/95/EC requirements and a Certificate of Green Partner for Sony Green Partner Program. We avoid using these restricted materials to the extent possible when we design our products.

Employees

As of June 30, 2012, we had approximately 3,100 employees, of which approximately 350 were located in the United States, 2,650 were located in China, and 100 were located in other parts of Asia. Of the total employees, approximately 2,700 were in operations and manufacturing, 140 were in research and development, 120 were in sales and marketing and 140 were in general and administrative. We consider our relationships with our employees to be satisfactory.

Executive Officers

The following table lists the names, ages and positions of our executive officers as of July 31, 2012. There are no family relationships between any executive officer.

Name	Age	Position
Mike F. Chang, Ph.D.	67	Chairman of the Board and Chief Executive Officer
Yueh-Se Ho, Ph.D.	60	Director and Chief Operating Officer
Mary L. Dotz	54	Chief Financial Officer
Tony Grizelj	41	Vice President of Worldwide Sales
Yifan Liang	48	Chief Accounting Officer

Mike F. Chang, Ph.D., is the founder of our company and has served as our Chairman of the Board and Chief Executive Officer since the incorporation of our company. Dr. Chang has extensive experience in both technology development and business operations in the power semiconductor industry. Prior to establishing our company, Dr. Chang served as the Executive Vice President at Siliconix Incorporated, a subsidiary of Vishay Intertechnology Inc., a semiconductor company, or Siliconix, from 1998 to 2000. Dr. Chang also held various other positions at Siliconix from December 1987 to 1998. Earlier in his career, Dr. Chang held various positions at General Electric Company from 1974 to 1987. Dr. Chang received his B.S. in electrical engineering from National Cheng Kung University, Taiwan, and M.S. and Ph.D. in electrical engineering from the University of Missouri.

Yueh-Se Ho, Ph.D., is a co-founder of our company and has served as our Chief Operating Officer since January 2006 and our director since March 2006. Dr. Ho has held various operations management positions in our company since our inception, including the Vice President of Worldwide Operations from 2003 to 2006 and the Vice President of Back End Operations from 2000 to 2003. Prior to co-founding our company, Dr. Ho served as the Director of Packaging Development and Foundry Transfer at Siliconix from 1998 to 2000. Dr. Ho received his B.S. in chemistry from Tamkang University, Taiwan, and Ph.D. in chemistry from the University of Pittsburgh.

Mary L. Dotz has served as our Chief Financial Officer since March 2012. Prior to joining our company, Ms. Dotz, served as Chief Financial Officer of Adaptec, Inc., a global provider of storage solutions from March 2008 until May 2011, and as Chief Financial Officer of Beceem Communications Inc., a provider of chipsets for the WIMAX market, which was later acquired by Broadcom Corp, from October 2005 to March 2008. Previously, she served as Senior Vice President and Chief Financial Officer of Pinnacle Systems, Inc., a supplier of digital video products, from January 2005 until the acquisition of Pinnacle by Avid Technology, Inc. in August 2005. From October 2000 to January 2005, Ms. Dotz held various management positions in finance, including Vice President Finance, Corporate Controller and Interim Chief Financial Officer, at NVIDIA Corporation, a fabless semiconductor company. Ms Dotz holds a B.S. degree in Business Administration from San Diego State University and an M.B.A. degree from the University of Southern California.

Tony Grizelj has served as our Vice President of Worldwide Sales since March 2011 and our Vice President of Marketing since April 2006. Prior to joining our company in November 2004, Mr. Grizelj served as the Senior Product Marketing Manager at Micrel Semiconductor, Inc., a semiconductor company, from 2000 to 2004. He also held various marketing positions at Siliconix from 1993 to 2000, including regional marketing based in Japan and market development for the MOSFET product line. Mr. Grizelj received his B.S. in electrical engineering from San Jose State University.

Yifan Liang has served as our Chief Accounting Officer since October 2006. Mr. Liang joined our company in August 2004 as our Corporate Controller. Prior to joining us, Mr. Liang worked with PricewaterhouseCoopers LLP, or PwC, from 1995 to 2004 in various positions, including Audit Manager in PwC's San Jose office. Mr. Liang received his B.S. in management information system from the People's University of China and M.A. in finance and accounting from the University of Alabama.

Available Information

Our filing documents and information with the Securities and Exchange Commission (the "SEC") are available free of charge electronically through our Internet website, *www.aosmd.com.* as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Additionally, these filings may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330, by sending an electronic message to the SEC at publicinfo@sec.gov or by sending a fax to the SEC at 1-202-777-1027. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

Item 1A. Risk Factors

Risks Related to Our Business

Our operating results may fluctuate from period to period due to many factors, which may make it difficult to predict our future performance.

Our periodic operating results may fluctuate as a result of a number of factors, many of which are beyond our control. These factors include, among others:

- a deterioration in general demand for electronic products as a result of global or regional financial crises and associated macro-economic slowdowns, and/or the cyclicality of the semiconductor industry;
- a deterioration in business conditions at our distributors and /or end customers;
- adverse general economic conditions in the countries where our products are sold or used;
- the emergence and growth of markets for products we are currently developing;
- our ability to successfully develop, introduce and sell new or enhanced products in a timely manner and the rate at which our new products replace declining orders for our older products;
- the anticipation, announcement or introduction of new or enhanced products by us or our competitors;
- the amount and timing of operating costs and capital expenditures, including expenses related to the maintenance and expansion of our business operations and infrastructure;
- the announcement of significant acquisitions, disposition or partnership arrangements;
- changes in the utilization of our in-house manufacturing capacity;
- supply and demand dynamics and the resulting price pressure on the products we sell;
- the unpredictable volume and timing of orders, deferrals, cancellations and reductions for our products, which may depend on factors such as our end customers' sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;
- changes in the selling prices of our products and in the relative mix in the unit shipments of our products, which have different average selling prices and profit margins;
- changes in costs associated with manufacturing of our products, including pricing of wafer, raw materials and assembly services;
- our concentration of sales in consumer applications and changes in consumer purchasing patterns and confidence; and
- the adoption of new industry standards or changes in our regulatory environment;

Any one or a combination of the above factors and other risk factors described in this section may cause our operating results to fluctuate from period to period, making it difficult to predict our future performance. Therefore, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Our revenue may fluctuate significantly from period to period due to ordering patterns from our distributors and seasonality.

Demand for our products from our end customers fluctuates depending on their sales outlooks and market and economic conditions. Accordingly, our distributors place purchase orders with us based on their assessment of end customer demand and their forecasts. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly due to the difference between the forecasts and actual demand. As a result, distributors adjust their purchase orders placed with us in response to changing channel inventory levels, as well as their assessment of the latest market demand trends. A significant decrease in our distributors' channel inventory in one period may lead to a significant rebuilding of channel inventory in subsequent periods, or vice versa, which may cause our quarterly revenue and operating results to fluctuate significantly.

In addition, because our power semiconductors are used in consumer electronics products, our revenue is subject to seasonality. Our sales seasonality is affected by a number of factors, including global and regional economic conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. However, in recent periods broad fluctuations in the semiconductor markets and the global economic conditions have had a more significant impact on our results than seasonality, and have made it difficult to assess the impact of seasonal factors on our business.

If we are unable to introduce or develop new and enhanced products that meet our customers' specifications in a timely manner or allow us to enter into new markets, our operating results and competitive position would be harmed.

Our success depends on our ability to continue to introduce, develop and distribute new products and product enhancements that meet the specifications of our customers in a timely and cost-effective manner. Our customers are mainly ODMs and OEMs who are focused on reducing their number of vendors that they use. As a result, our ability to introduce new products rapidly and to maintain an extensive product portfolio is critical to developing and maintaining successful customer relationships. The development of our products is highly complex and our products must conform to the specifications or standards of our customers. We have, at times, experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and customer acceptance of our products depend on a number of factors, including:

- timely introduction and completion of new designs and timely qualification and certification of our products for use in our end customers' products;
- commercial acceptance and volume production of the products into which our products will be incorporated;
- market trends towards integration of discrete components into one device;
- our ability to secure adequate availability of foundry, packaging and testing capacity;
- achievement of high manufacturing yields;
- availability, quality, price, performance, power use and size of our products relative to those of our competitors;
- our customer service, application support capabilities and responsiveness;
- successful development and expansion of our relationships with existing and potential customers; and
- changes in technology, industry standards, end customer requirements or end user preferences and our ability to anticipate those changes.

We cannot guarantee that products which we recently developed or may develop in the future will meet customers' specifications on a timely basis or at all. Furthermore, as part of our growth strategy, we have introduced certain new products that are intended to expand our served available markets. There is no guarantee that we will be able to develop products that will allow us to enter into new markets. We expect to face new and significant challenges in our effort to enter into these highly competitive markets in which we did not have a presence historically. Even if we are able to develop new products that allow us to enter into these new markets initially, we may not be able to sustain the effort on a long term-basis or establish sufficient market share to achieve meaningful returns from our investment. Our failure to do so will adversely affect our business, results of operations, financial condition and prospects.

We may not win sufficient designs, or our design wins may not generate sufficient revenue for us to maintain or expand our business.

We invest significant resources to compete with other power semiconductor companies to obtain winning competitive bids for our products in selection processes, known as "design wins." Our effort to obtain design wins may detract us from or delay completion of other important development projects, impair our relationships with existing end customers and negatively impact sales of products under development. In addition, we cannot assure you that these efforts would result in a design win, that our product would be incorporated into an end customer's initial product design, or that any such design win would lead to production orders and generate sufficient revenue. Furthermore, even after we have qualified our products with a customer and made sales, subsequent changes to our products, manufacturing processes or suppliers may require a new qualification process, which may result in delay and excess inventory. If we cannot achieve sufficient design wins in the future, or if we fail to generate production orders following design wins, our ability to grow our business will be harmed.

Our success depends upon the ability of our OEM end customers to successfully sell products incorporating our products.

The consumer end markets in which our products are used are highly competitive. Our OEM end customers may not successfully sell their products for a variety of reasons, including:

- general global and regional economic conditions;
- late introduction or lack of market acceptance of their products;
- lack of competitive pricing;
- shortage of component supplies;
- excess inventory in the sales channels into which our end customers sell their products;
- changes in the supply chain; and
- changes as a result of regulatory restrictions applicable to China-exported products.

Our success depends on the ability of our OEM end customers to sell products incorporating our products. In addition, we have expanded our business model to include more OEMs in our customer base. The failure of our OEM end customers to achieve or maintain commercial success for any reason could harm our business, results of operations, financial condition and prospects.

We expect to incur significant capital expenditures and fixed manufacturing costs in connection with the operation of our Oregon fab, which may negatively impact our results of operations, and the operation of our own fabrication facility may subject us to additional risks.

On January 31, 2012, we completed the acquisition of the Oregon fab, and we have incurred and expect to incur significant costs and expenses relating to the integration and operation of our own wafer fabrication facility, including costs for additional personnel, raw materials, equipment and other overhead expenses. Following the acquisition of the Oregon fab, our gross margin was adversely affected by approximately 2% to 3% during the third and fourth quarters of fiscal year 2012. We expect our gross margin will continue to be adversely affected during the next one to two quarters as we continue to ramp up our operation at the Oregon fab.

Furthermore, the manufacturing processes of a fabrication facility are complex and subject to interruptions, and prior to the acquisition of the Oregon fab, our experience in operating a wafer facility has been limited to active collaboration with third-party foundries. We may experience production difficulties, including lower manufacturing yields or products that do not meet our or our customers' specifications, and problems in ramping production and installing new equipment. These difficulties could result in delivery delays, quality problems and lost revenue opportunities. Any significant quality problems could also damage our reputation with our customers and could take focus away from the development of new and enhanced products. These could have a significant negative impact on our financial results.

In addition, semiconductor manufacturing has historically required an upgrading of process technology from time to time to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. Accordingly, we may have to make substantial capital expenditures and install significant production capacity at our in-house fabrication facility to support new technologies and increased production volume, which may cause delay in our ability to deliver new products or negatively impact our results of operations.

The operation of our own fabrication facility may subject us to additional risks. In order to manage the capacity of the wafer fabrication facility efficiently, we must perform a forecast of long-term market demand and general economic conditions for our products. Because market conditions may vary significantly and unexpectedly, our forecast may change significantly at any time, and we may not be able to make timely adjustments to our fabrication capacity in response to these changes. During periods of continued decline in market demand, we may not be able to absorb the excess inventory and additional costs associated with operating the facility at higher capacity, which may adversely affect our operating results. Similarly, during periods of unexpected increase in customer demand, we may not be able to ramp up production quickly to meet these demands, which may lead to the loss of significant revenue opportunities.

Defects and poor performance in our products could result in loss of customers, decreased revenue, unexpected expenses and loss of market share, and we may face warranty and product liability claims arising from defective products.

Our products are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected errors or defects, especially when first introduced or when new versions are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. It can also be potentially dangerous as defective power components, or improper use of our products by customers, may lead to power overloads, which could result in explosion or fire. As our products become more complex, we face higher risk of undetected defects, because our testing protocols may not be able to fully test the products under all possible operating conditions. In the past, we have experienced defects in our products due to certain errors in the packaging process, and these products were returned to us and subsequently scrapped or sold at a discount. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts in order to address or remedy any defects and increases in customer service and support costs, all of which could have a material adverse effect on our business and operations.

Furthermore, as our products are typically sold at prices much lower than the cost of the equipment or other devices incorporating our products, any defective, inefficient or poorly performing products, or improper use by customers of power components, may give rise to warranty and product liability claims against us that exceed any revenue or profit we receive from the affected products. Historically, we have received claims from our customers for charges such as their labor and other costs replacing defective parts, their lost profit, and/or penalty. We could incur significant costs and liabilities if we are sued and if damages are awarded against us. There is no guarantee that our insurance policies will be available or adequate to protect against such claims. Costs or payments we may make in connection with warranty and product liability claims or product recalls may adversely affect our financial condition and results of operations.

If we do not forecast demand for our products accurately, we may experience product shortages, delays in product shipment, excess product inventory, or difficulties in planning expenses, which will adversely affect our business and financial condition.

We manufacture our products according to our estimates of customer demand. This process requires us to make multiple forecasts and assumptions relating to the demand of our end customers, channel inventory, and general market conditions. Because we sell most of our products to distributors, who in turn sell to our end customers, we have limited visibility as to end customer demand. Furthermore, we do not have long-term purchase commitments from our distributors or end customers, and our sales are generally made by purchase orders that may be cancelled, changed or deferred without notice to us or penalty. As a result, it is difficult to forecast future customer demand to plan our operations.

The utilization of our manufacturing facilities and the provisions for inventory write-downs are important factors in our profitability. If we overestimate demand for our products, or if purchase orders are canceled or shipments delayed, we may have excess inventory, which may result in adjustments to our production plans. These adjustments to our productions may affect the utilization of our own wafer fabrication and packaging facilities. If we cannot sell certain portion of the excess inventory, it will affect our provisions for inventory write-downs. Our inventory write-down provisions are subject to adjustment based on events that may not be known at the time the provisions are made, and such adjustments could be material. We expect to record inventory write downs in the future in the normal course of our business. Conversely, if we underestimate demand, we may not have sufficient inventory to meet end-customer demand, and we may lose market share and damage relationships with our distributors and end customers and we may have to forego potential revenue opportunities. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders in a timely manner or at all.

In addition, we plan our operating expenses, including research and development expenses, hiring needs and inventory investments, in part on our estimates of customer demand and future revenue. If customer demand or revenue for a particular period is lower than we expect, we may not be able to proportionately reduce our fixed operating expenses for that period, which would harm our operating results for that period.

We face intense competition and may not be able to compete effectively which could reduce our revenue and market share.

The power semiconductor industry is highly competitive and fragmented. If we do not compete successfully against current or potential competitors, our market share and revenue may decline. Our main competitors are primarily headquartered in the United States, Japan, Taiwan and Europe. Our major competitors for our power discretes include Diodes Incorporated, Fairchild Semiconductor International, Inc., Infineon Technologies AG, International Rectifier Corporation, MagnaChip Semiconductor Corporation, ON Semiconductor Corporation, Renesas Technology Corp., STMicroelectronics N.V., Toshiba Corporation and Vishay Intertechnology, Inc. Our major competitors for our power ICs include Global Mixed-mode Technology Inc., Monolithic Power Systems, Inc., Richtek Technology Corp., Semtech Corporation and Texas Instruments Inc. We expect to face competition in the future from our competitors, other manufacturers, designers of semiconductors and start-up semiconductor design companies. Many of our competitors have competitive advantages over us, including:

- significantly greater financial, technical, research and development, sales and marketing and other resources, enabling them to invest substantially more resources than us to respond to the adoption of new or emerging technologies or changes in customer requirements;
- greater brand recognition and longer operating histories;
- larger customer bases and longer, more established relationships with distributors or existing or potential end customers, which may provide them with greater reliability and information regarding future trends and requirements that may not be available to us;
- the ability to provide greater incentives to end customers through rebates, and marketing development funds or similar programs;
- more product lines, enabling them to bundle their products to offer a broader product portfolio or to integrate power management functionality into other products that we do not sell; and
- captive manufacturing facilities, providing them with guaranteed access to manufacturing facilities in times of global semiconductor shortages.

If we are unable to compete effectively for any of the foregoing or other reasons, our business, results of operations, financial condition and prospects will be harmed.

We depend partly on third-party semiconductor foundries to manufacture our products and implement our fabrication processes, and any failure to maintain sufficient foundry capacity and control the cost of production could significantly delay our ability to ship our products, damage our relationships with customers, reduce our sales and increase expenses.

Prior to the acquisition of our Oregon fab on January 31, 2012, we depended on third-party foundries for the fabrication of a significant portion of our wafers. Since the acquisition, we have adopted a "fab Lite" business model, in which the allocation of our wafer production between in-house facility and third-party foundries may fluctuate from time to time. Nevertheless, we expect to continue to rely in part on third party foundries to meet our wafer requirements. Although we use several independent foundries, our primary third-party foundry is HHNEC, which manufactured 49.9%, 68.7% and 71.8% of the wafers used in our products for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

We place our purchase orders with foundries based on sales forecasts for our products. If any third-party foundry does not provide competitive pricing or is not able to meet our required capacity for any reason, or if our business relationship with HHNEC deteriorates, we may not be able to obtain the required capacity to manufacture our products timely or efficiently. If we cannot maintain sufficient capacity or control pricing with our existing third-party foundries, we may need to increase our own manufacturing capacity, and there is no assurance that we can ramp up the production of the Oregon fab timely to meet the increased demand. If not, we may need to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. In addition, the process for qualifying a new foundry is time consuming, difficult and may not be successful, particularly if we cannot integrate our proprietary process technology with the process used by the new foundry. Using a foundry with which we have no established relationship could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

In addition, we rely on third-party foundries to effectively implement our proprietary technology and processes and also require their cooperation in developing new fabrication processes. Any failure to do so may impair our ability to introduce new products. In order to maintain our profit margins and to meet our customer demand, we need to achieve acceptable production yields and timely delivery of silicon wafers. As is common in the semiconductor industry, we have experienced, and may experience from time to time, difficulties achieving acceptable production yields and timely delivery from third-party foundry vendors. Minute impurities in a silicon wafer can cause a substantial number of wafers to be rejected or cause numerous dice on a wafer to be defective. Low yields often occur during the production of new products, the migration of processes to smaller geometries or the installation and start up of new process technologies.

We face a number of other significant risks associated with outsourcing fabrication, including:

- limited control over delivery schedules, quality assurance and control and production costs;
- discretion of foundries to reduce deliveries to us on short notice, allocate capacity to other customers that may be larger or have long-term customer or preferential arrangements with foundries that we use;
- unavailability of, or potential delays in obtaining access to, key process technologies;

- limited warranties on wafers or products supplied to us;
- damage to equipment and facilities, power outages, equipment or materials shortages that could limit manufacturing yields and capacity at the foundries;
- potential unauthorized disclosure or misappropriation of intellectual property, including use of our technology by the foundries to make products for our competitors;
- financial difficulties and insolvency of foundries; and
- acquisition of foundries by third parties.

Any of the foregoing risks could delay shipment of our products, result in higher expenses and reduced revenue, damage our relationships with customers and otherwise adversely affect our business and operating results.

Our investment in two in-house packaging and testing facilities and our operation of those facilities are subject to risks that could adversely affect our business and operating results.

We have two in-house packaging and testing facilities located in Shanghai, China that handle most of our packaging and testing requirements. The operation of a high-volume packaging and testing facility and implementation of our advanced packaging technology are complex and demand a high degree of precision and may require modification to improve yields and product performance. We have committed substantial resources to ensure that our packaging and testing facilities operates efficiently and successfully, including the acquisition of equipment and raw materials, and training and management of a large number of technical personnel and employees. If we are unable to utilize our in-house facilities at a desirable level of production, our gross margin and results of operations may be adversely affected. In addition, the operation of our packaging and testing facilities is subject to a number of risks, including the following:

- unavailability of equipment, whether new or previously owned, at acceptable terms and prices;
- facility equipment failure, power outages or other disruptions;
- shortage of raw materials, including packaging substrates, copper, gold and molding compound;
- failure to maintain quality assurance and remedy defects and impurities;
- changes in the packaging requirements of customers; and
- our limited experience in operating a high-volume packaging and testing facility.

Any of the foregoing risks could adversely affect our capacity to package and test our products, which could delay shipment of our products, result in higher expenses, reduce revenue, damage our relationships with customers and otherwise adversely affect our business, results of operations, financial condition and prospects.

We have made and may continue to make strategic acquisitions of other companies, assets or businesses and these acquisitions introduce significant risks and uncertainties, including risks related to integrating the acquired assets or businesses, incurring additional debt, assuming contingent liabilities or diluting our existing shareholders.

In order to position ourselves to take advantage of growth opportunities, we have made, and may continue to make, strategic acquisitions, mergers and alliances that involve significant risks and uncertainties. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. For example, we acquired the Oregon fab on January 31, 2012, and we are currently in the process of integrating and ramping up the Oregon fab. As is common in the semiconductor industry in bringing up a newly acquired manufacturing facility, we may experience delays or problems in changing our process technologies, achieving acceptable yields, or meeting delivery schedules, which may adversely affect our business, operating results, and financial conditions. Moreover, even if we were able to fully integrate the new wafer fabrication facility successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from this integration or that these benefits will be achieved within a reasonable period of time.

In addition, we may also issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could impose restrictions on our business operations and harm our operating results.

If we are unable to obtain raw materials in a timely manner or if the price of raw materials increases significantly, production time and product costs could increase, which may adversely affect our business.

Our fabrication and packaging processes depend on raw materials such as silicon wafers, gold, copper, molding compound, petroleum and plastic materials and various chemicals and gases. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If the prices of these raw materials rise significantly, we may be unable to pass on the increased cost to our customers. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or at reasonable cost. In addition, from time to time, we may need to reject raw materials that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. Errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims that may adversely affect our business and results of operations.

Our operations may be delayed or interrupted and our business may be adversely affected as a result of our efforts to comply with environmental regulations applicable to our in-house packaging and testing facility.

Our in-house manufacturing operations, including wafer manufacturing, packaging and testing, are subject to a variety of environmental regulations relating to the use, handling, discharge and disposal of toxic or otherwise hazardous materials. See "Item 1. Business - Environmental matters." Compliance with environmental regulations could require us to acquire expensive pollution control equipment or to incur other substantial expenses or investigate and remediate contamination at our current facilities. Any failure, or any claim that we have failed, to comply with these regulations could cause delays in our production and capacity expansion and affect our public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities, result in the suspension of our operating permit, or require us to terminate or adversely modify our in-house packaging and testing operations.

Our reliance on distributors to sell a substantial portion of our products subjects us to a number of risks.

We sell a substantial portion of our products to distributors, who in turn sell to our end customers. Our distributors typically offer power semiconductor products from several different companies, including our direct competitors. The distributors assume collection risk and provide logistical services to end customers, including stocking our products. Two distributors, WPG and Promate, collectively accounted for 64.9%, 67.3% and 74.1% of our revenue for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Our agreement with Frontek Technology Corporation, a member of WPG, was renewed in July 2010 with a one-year term and will be automatically renewed for each one-year period continuously unless terminated earlier pursuant to the provisions in the agreement. Our agreement with Promate was renewed in July 2010 with a five-year term and thereafter will be automatically renewed for each one-year period continuously unless terminated earlier pursuant to the provisions in the agreement. We believe that our success will continue to depend upon these distributors. Our reliance on distributors subjects us to a number of risks, including:

- write-downs in inventories associated with stock rotation rights and increases in provisions for price adjustments granted to certain distributors;
- potential reduction or discontinuation of sales of our products by distributors;
- failure to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect;
- focusing their sales efforts on products of our competitors;
- dependence upon the continued viability and financial resources of these distributors, some of which are small organizations with limited working capital and all of which depend on general economic conditions and conditions within the semiconductor industry;
- dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;
- management of relationships with distributors, which can deteriorate as a result of conflicts with efforts to sell directly to our end customers; and
- termination of our agreements with distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with the distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms or at all and our business could be harmed.

We may not be able to accurately estimate provisions at fiscal period end for price adjustment and stock rotation rights under our agreements with distributors, and our failure to do so may impact our operating results.

We sell a majority of our products to distributors under arrangements allowing price adjustments and returns under stock rotation programs, subject to certain limitations. As a result, we are required to estimate allowances for price adjustments and stock rotation for our products as inventory at distributors at each reporting period end. Our ability to reliably estimate these allowances enables us to recognize revenue upon delivery of goods to distributors instead of upon resale of goods by distributors to end customers.

We estimate the allowance for price adjustment based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. Our estimated allowances for price adjustments, which we offset against accounts receivable from distributors, were $16.3 million and $19.2 million at June 30, 2012 and 2011, respectively.

Our accruals for stock rotation are estimated based on historical returns and individual distributor agreement, and stock rotation rights, which are recorded as accrued liabilities on our consolidated balance sheets, are contractually capped based on the terms of each individual distributor agreement. Our estimated liabilities for stock rotation at June 30, 2012 and 2011 were $2.0 million and $1.9 million, respectively.

Our estimates for these allowances and accruals may be inaccurate. If we subsequently determine that any allowance and accrual based on our estimates is insufficient, we may be required to increase the size of our allowances and accrual in future periods, which would adversely affect our results of operations and financial condition.

We depend on the continuing efforts of our senior management team and other key personnel, and if we lose a member of our senior management or are unable to successfully retain, recruit and train key personnel, our ability to develop and market our products could be harmed.

Our success depends upon the continuing services of members of our senior management team and various engineering and other technical personnel, including Dr. Mike F. Chang, our founder, Chief Executive Officer and Chairman of the Board. In particular, our engineers and other technical personnel are critical to our future technological and product innovations. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is limited. We have entered into employment agreements with certain senior executives, but we do not have employment agreements with most of our employees. Many of these employees could leave our company with little or no prior notice and would be free to work for a competitor. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and other senior management may be required to divert attention from other aspects of our business. In addition, we do not have "key person" life insurance policies covering any member of our management team or other key personnel. The loss of any of these individuals or our inability to attract or retain qualified personnel, including engineers and others, could adversely affect our product introductions, overall business growth prospects, results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may decline to issue an opinion as to the effectiveness of our internal control over financial reporting, or may issue a report that is qualified or adverse. During the course of the initial evaluation of internal control over financial reporting, we or our independent registered public accounting firm may identify control deficiencies that we may not be able to remediate prior to the date of our first assessment of internal control over financial reporting. Our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements or prevent fraud, which in turn could harm our business and negatively impact the trading price of our shares.

Failure to protect our patents and our other proprietary information could harm our business and competitive position.

Our success depends, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright (including mask work protection), trademark and trade secret laws, as well as nondisclosure agreements, license agreements and other methods to protect our intellectual property rights, which may not be sufficient to protect our intellectual property. As of June 30, 2012, we owned 242 issued U.S. patents expiring between 2015 and 2031 and had 203 pending patent applications with the United States Patent and Trademark Office. In addition, we own additional patents and have filed patent applications in several jurisdictions outside of the U.S, including China, Taiwan, Japan, Europe and Korean.

Our patents and patent applications may not provide meaningful protection from our competitors, and there is no guarantee that patents will be issued from our patent applications. The status of any patent or patent application involves complex legal and factual determinations and the breadth of a claim is uncertain. In addition, our efforts to protect our intellectual property may not succeed due to difficulties and risks associated with:

- policing any unauthorized use of or misappropriation of our intellectual property, which is often difficult and costly and could enable third parties to benefit from our technologies without paying us;
- others independently developing similar proprietary information and techniques, gaining authorized or unauthorized access to our intellectual property rights, disclosing such technology or designing around our patents;
- the possibility that any patent or registered trademark owned by us may not be enforceable or may be invalidated, circumvented or otherwise challenged in one or more countries and the rights granted thereunder may not provide competitive advantages to us;
- uncertainty as to whether patents will be issued from any of our pending or future patent applications with the scope of the claims sought by us, if at all; and
- intellectual property laws and confidentiality protections, which may not adequately protect our intellectual property rights, including, for example, in China where enforcement of China intellectual property-related laws has historically been ineffective, primarily because of difficulties in enforcement and low damage awards.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third-party patent and intellectual property license agreements, one of which requires us to make ongoing royalty payments. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Intellectual property disputes could result in lengthy and costly arbitration, litigation or licensing expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we or our customers may receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities or non-practicing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. For example, in 2007, we commenced a patent litigation with Fairchild Semiconductor International, Inc., or Fairchild, in which we filed infringement claims against Fairchild, and Fairchild responded by filing infringement counterclaims against us. The litigation was vigorously prosecuted by both parties and diverted the efforts and attention of our management and technical personnel before it was settled in October 2008. The settlement included a cross-license agreement between the parties. In December 2006, we initiated an arbitration proceeding against Siliconix Incorporated, or Siliconix, to recover certain quarterly royalty payments under our agreement with Siliconix, and Siliconix responded by filing a counterclaim against us for royalty payments under the agreement. The arbitration proceeding was settled in 2008. We incurred a total of $8.2 million of legal costs relating to these two intellectual property disputes. In addition, we recently launched several key product families and technologies to enable high efficiency power conversion solutions. Our entry into the commercial markets for high-voltage power semiconductors may subject us to additional risk of disputes or litigation relating to these products.

Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks. Any claim of intellectual property infringement against us may require us to:

- pay substantial damages to the party claiming infringement;
- refrain from further development or sale of our products;
- attempt to develop non-infringing technology, which may be expensive and time consuming, if possible at all;
- enter into costly royalty or license agreements that might not be available on commercially reasonable terms or at all;
- cross-license our technology with a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; and
- indemnify our distributors, end customers, licensees and others from the costs of and damages of infringement claims by our distributors, end customers, licensees and others, which could result in substantial expenses for us and damage our business relationships with them.

Any intellectual property claim or litigation could harm our business, results of operations, financial condition and prospects.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, such as the global or regional economic recession, or geopolitical and social turmoil in those parts of the world that serve as markets for our products could have significant adverse effect on our business and operating results in ways that cannot presently be predicted. Any future economic downturn or recession in the global economy in general and, in particular, on the economies in China, Taiwan and other countries where we market and sell our products, will have an adverse effect on our results of operations. In addition, in June 2011, we began to experience a general slow down of global economic activities in our core computing and consumer markets that have adversely affected our results of operations. While we have observed a gradual improvement during the second half of fiscal year 2012, we cannot be certain if and when such cyclical trend will repeat and how much negative impact it will have on our business, financial conditions, and results of operations.

Our business operations could be significantly harmed by natural disasters or global epidemics.

We have research and development facilities located in Taiwan and the Silicon Valley in Northern California. Historically, these regions have been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which may disrupt the local economy and pose physical risks to our property. We also have sales offices located in Taiwan and Japan where similar natural disasters and other risks may disrupt the local economy and pose physical risks to our operations. We are not currently covered by insurance against business disruption caused by earthquakes. In addition, we currently do not have redundant, multiple site capacity in the event of a natural disaster or other catastrophic event. In the event of such an occurrence, our business would suffer.

Our business could be adversely affected by epidemics or outbreaks such as avian flu or H1N1 flu, also known as swine flu. An outbreak of avian flu or H1N1 flu in the human population, or another similar health crisis, could adversely affect the economies and financial markets of many countries, particularly in Asia. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us to close our offices temporarily.

The occurrence of any of the foregoing or other natural or man-made disasters could cause damage or disruption to us, our employees, operations, distribution channels, markets and customers, which could result in significant delays in deliveries or substantial shortages of our products and adversely affect our business results of operations, financial condition or prospects.

Our insurance may not cover all losses, including losses resulting from business disruption or product liability claims.

We have limited product liability, business disruption or other business insurance coverage for our operations. In addition, we do not have any business insurance coverage for our operations to cover losses that may be caused by litigation or natural disasters. Any occurrence of uncovered loss could harm our business, results of operations, financial condition and prospects.

Our international operations subject our company to risks not faced by companies without international operations.

We have adopted a global business model under which we maintain significant operations and facilities through our subsidiaries located in the U.S., China, Taiwan and Hong Kong. Our main research and development center is located in Silicon Valley, and our manufacturing and supply chain is located in China. We also have sales offices and customers throughout Asia, the U.S. and elsewhere in the world. The following are some of the risks inherent in doing business on an international level that may not be applicable to domestic companies:

- economic and political instability;
- transportation and communication delays;
- coordination of operations through multiple jurisdictions and time zones;
- fluctuations in currency exchange rates;
- trade restrictions, changes in laws and regulations relating to, amongst other things, import and export tariffs, taxation, environmental regulations, land use rights and property; and
- the laws of, including tax laws, and the policies of the U.S. toward, countries in which we operate.

We are subject to the risk of increased income taxes and changes in existing tax rules.

We conduct our business in multiple jurisdictions, including Hong Kong, Macau, the U.S., China, Taiwan, South Korea, Japan and Singapore. Any of these jurisdictions may assert that we have unpaid taxes. Our effective tax rates have fluctuated significantly in recent years. Our effective tax rate was 21.7%, 6.5% and 3.8% for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Any tax rate changes in the tax jurisdictions in which we operate could result in adjustments to our deferred tax assets, if applicable, which would affect our effective tax rate and results of operations. We base our tax position upon the anticipated nature and conduct of our business and upon our understanding of the tax laws of the various countries in which we have assets or conduct activities. However, our tax position is subject to review and possible challenge by tax authorities and to possible changes in law, which may have a retroactive effect. In particular, various proposals over the years have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. It is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

In addition, our subsidiaries provide products and services to, and may from time to time undertake certain significant transactions with, us and other subsidiaries in different jurisdictions. We have adopted transfer pricing arrangements for transactions among our subsidiaries. Related party transactions are generally subject to close review by tax authorities, including requirements that transactions be priced at arm's length and be adequately documented. We have not been subject to any tax audit or challenge by any tax authorities with respect to any tax position taken during the past three fiscal years. If any of these tax authorities were successful in challenging our transfer pricing policies or other tax judgments, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges which may harm our business, financial condition and operating results.

The imposition of U.S. corporate income tax on our Bermuda parent and non-U.S. subsidiaries could adversely affect our results of operations.

We believe that our Bermuda parent and non-U.S. subsidiaries each operate in a manner that they would not be subject to U.S. corporate income tax because they are not engaged in a trade or business in the United States. Nevertheless, there is a risk that the U.S. Internal Revenue Service may successfully assert that our Bermuda parent and non-U.S. subsidiaries are engaged in a trade or business in the United States. If our Bermuda parent and non-U.S. subsidiaries were characterized as being so engaged, we would be subject to U.S. tax at regular corporate rates on our income that is effectively connected with U.S. trade or business, plus an additional 30% "branch profits" tax on the dividend equivalent amount, which is generally effectively connected income with certain adjustments, deemed withdrawn from the United States. Any such tax could materially and adversely affect our results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Based on the current and anticipated valuation of our assets and the composition of our income and assets, we do not expect to be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the foreseeable future. However, we must make a separate determination for each taxable year as to whether we are a PFIC after the close of each taxable year and we cannot assure you that we will not be a PFIC for our 2012 taxable year or any future taxable year. Under current law, a non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets, generally based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets, including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% by value of the subsidiary's equity interests, from time to time. Because we currently hold and expect to continue to hold a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our common shares, which may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held common shares, certain adverse U.S. federal income tax consequences could apply for such U.S. holder.

Risks Related to Our Industry

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling price of a particular product has historically declined significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for older generations of products. Reductions in our average selling prices to one customer could also impact our average selling prices to all customers. A decline in average selling prices would harm our gross margins for a particular product. If not offset by sales of other products with higher gross margins, our overall gross margins may be adversely affected. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs and developing new or enhanced products on a timely basis, with higher selling prices or gross margins.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant and sometimes prolonged, downturns, and often connected with or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. By contrast, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry and packaging and testing capacity, which could prevent us from benefiting from such an upturn or reduce our profit margins.

Changes in industry standards, technology, customer requirements and government regulation could limit our ability to sell our products.

The semiconductor industry is characterized by changing demand for new and advanced functions, long design and sales cycles, rapid product obsolescence and price erosion, intense competition, evolving industry standards and wide fluctuations in product supply and demand. Changes in industry standards, or the development of new industry standards, or, when applicable, government approval or disapproval of industry standards may make our products obsolete or negate the cost advantages we believe we have in our products. We may be required to invest significant effort and to incur significant expense to redesign our products in order to address relevant standards, technological developments, customer requirements or regulations but may not have the financial resources to respond to these changes effectively or in a timely manner. Any inability to meet these standards, regulations and requirements could harm our business, results of operations, financial condition and prospects.

Risks Related to Doing Business in China

China's economic, political and social conditions, as well as government policies, could affect our business and growth.

Our financial results have been, and are expected to continue to be, affected by the economy in China. A slowdown of economic growth in China or other adverse developments could harm our business, results of operations, financial condition and prospects.

The China economy differs from the economies of most developed countries in many respects, including:

- higher level of government involvement;
- early stage of development of a market-oriented economy;
- rapid growth rate;
- higher level of control over foreign currency exchange; and
- less efficient allocation of resources.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the China government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of corporate governance in business enterprises, the China government continues to retain significant control over the business and productive assets in China. Any changes in China's government policy or China's political, economic and social conditions, or in relevant laws and regulations, may adversely affect our current or future business, results of operation or financial condition. These changes in government policy may be implemented through various means, including changes in laws and regulations, implementation of anti-inflationary measures, changes in the tax rate or taxation system and the imposition of additional restrictions on currency conversion and imports. Furthermore, given China's largely export-driven economy, any changes in the economies of the China's principal trading partners and other export-oriented nations may adversely affect our business, results of operations, financial condition and prospects.

Our ability to successfully expand our business operations in China depends on a number of factors, including macroeconomic and other market conditions, and credit availability from lending institutions. In response to the recent global and Chinese economic recession, the China government has promulgated several measures aimed at expanding credit and stimulating economic growth. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the China government to guide economic growth will be effective in maintaining or sustaining the growth rate of the Chinese economy. If measures adopted by the China government fail to achieve further growth in the Chinese economy, it may adversely affect our growth, business strategies and operating results.

Changes in China's laws, legal protections or government policies on foreign investment in the China may harm our business.

Our business and corporate transactions are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations frequently change, and their interpretation and enforcement involves uncertainties that could limit the legal protections available to us. Regulations and rules on foreign investments in China impose restrictions on the means that a foreign investor like us may apply to facilitate corporate transactions we may undertake. In addition, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result we may not be aware of our violation of these policies and rules until some time after the violation. If any of our past operations are deemed to be non-compliant with Chinese law, we may be subject to penalties and our business and operations may be adversely affected. For instance, under the catalogue for the Guidance of Foreign Investment Industries, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment. As the catalogue for the Guidance of Foreign Investment Industries is updated every few years, there can be no assurance that the China government will not change its policies in a manner that would render part or all of our business to fall within the restricted or prohibited categories. If we cannot obtain approval from relevant authorities to engage in businesses which become prohibited or restricted for foreign investors, we may be forced to sell or restructure a business which has become restricted or prohibited for foreign investment. Furthermore, the China government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. If we are forced to adjust our corporate structure or business as a result of changes in government policy on foreign investment or changes in the interpretation and application of existing or new laws, our business, financial condition, results of operations and prospects may be harmed. Moreover, uncertainties in the Chinese legal system may impede our ability to enforce contracts with our business partners, customers and suppliers, or otherwise pursue claims in litigation to recover damages or loss of property, which could adversely affect our business and operations.

Limitations on our ability to transfer funds to our China subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our China subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the China's governmental authorities, including the State Administration of Foreign Exchange, or SAFE, or the relevant examination and approval authority. Our subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into RMB due to changes in the China's foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our China subsidiaries. These limitations and the difficulties our China subsidiaries may experience on the free flow of funds between us and our China subsidiaries could restrict our ability to act in response to changing market situations in a timely manner.

Controversies affecting China's trade with the United States could harm our business.

While China has been granted permanent most favored nation trade status in the U.S. through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the trading relationship between the two countries. At various times during recent years, the United States and China have had disagreements over political and economic issues. In addition, disagreements between the United States and China with respect to their political, military or economic policies toward Taiwan may contribute to further controversies. These controversies and trade frictions could have a material adverse effect on our business by, among other things, making it more difficult for us to coordinate our operations between the United States and China or causing a reduction in the demand for our products by customers in the United States or China.

Relations between Taiwan and China could negatively affect our business, financial condition and operating results and, therefore, the market value of our common shares.

Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although significant economic and cultural relations have been established during recent years between Taiwan and China, relations have often been strained. A substantial number of our key customers and some of our essential sales and engineering personnel are located in Taiwan, and we have a large number of operational personnel and employees located in China. Therefore, factors affecting military, political or economic relationship between China and Taiwan could have an adverse effect on our business, financial condition and operating results.

Risks Related to Our Corporate Structure and Our Common Shares

Our share price may be volatile and you may be unable to sell your shares at or above the purchase price, if at all.

Our common shares began trading on The NASDAQ Global Market in April 2010. Limited trading volumes and liquidity may limit the ability of shareholders to purchase or sell our common shares in the amounts and at the times they wish. In addition, the financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Since the commencement of trading of our common shares on The NASDAQ Global Market to the end of July 2012, our share price ranged from a low of $7.21 to high of $17.91. Volatility in the price of our shares may be caused by factors outside our control and may be unrelated or disproportionate to our operating results.

The market price for our common shares may be volatile and subject to wide fluctuations in response to factors, including:

- actual or anticipated fluctuations in our operating results;
- general economic, industry, regional and global market conditions;
- our failure to meet analysts' expectations, including expectation regarding our revenue, gross margin and operating expenses;
- changes in financial estimates and outlook by securities research analysts;
- announcements regarding intellectual property litigation involving us or our competitors;
- announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
- announcements of technological or competitive developments;
- announcement of acquisition and major corporate transactions;
- regulatory developments in our target markets affecting us, our customers or our competitors;
- our ability to enter into new market segments, gain market share, diversify our customer base and successfully secure

manufacturing capacity;

- our ability to increase our gross profit;
- changes in the estimation of the future size and growth rate of our markets;
- additions or departures of key personnel;
- announcement of sales of our securities by us or by our major shareholders;
- general economic or political conditions in China; and
- and other factors.

In the past, securities class action litigation has often been brought against a company following periods of volatility in such company's share price. This type of litigation could result in substantial costs and divert our management's attention and resources. These market fluctuations may also materially and adversely affect the market price of our shares

We may need additional capital, and the sale of additional common shares or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common shares or if our operating results do not meet their expectations, the trading price of our common shares could decline.

The market price of our common shares is influenced by the research and reports that industry or securities analysts publish about us or our business. There is no guarantee that these analysts will understand our business and results, or that their reports will be accurate or correctly predict our operating results or prospects. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our common shares or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our common shares or if our operating results or prospects do not meet their expectations, the market price of our common shares could decline.

Anti-takeover provisions in our bye-laws could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Certain provisions in our bye-laws may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

- the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval;
- advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at shareholder meetings; and
- the requirement to remove directors by a resolution passed by at least two-thirds of the votes cast by the shareholders having a right to attend and vote at the shareholder meeting.

These provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

Insiders have substantial control over us, which could adversely affect the market price of our shares.

Our Chief Executive Officer, certain members of our management and directors, beneficially owned, in the aggregate, approximately 20% of our outstanding common shares as of June 30, 2012. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the trading price of our shares. Furthermore, the interests of these insiders could conflict with the interests of our other shareholders and, accordingly, any of them may take actions that favor their own interests and which may not be in the best interests of our other shareholders. These actions may be taken even if they are opposed by our other shareholders.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of July 31, 2012, our primary U.S. facility, which houses our research and design function, as well as elements of marketing and administration, is located in Sunnyvale, California. We conduct our manufacturing, research and development, sales and marketing and administration in Asia and North America. We lease all properties used in our business except the wafer fabrication facility in Oregon acquired in January 2012. The following table sets forth the location, size and primary use of our properties:

Location	Approximate Available Space (in square feet)	Primary Use
US		
475 Oakmead Parkway Sunnyvale, California, USA 94085	57,000	Research and development, marketing, sales and administration
3131 Northeast Brookwood Parkway Hillsboro, Oregon, USA 97124	245,000	Wafer fabrication facility
Non US		
Unit 701 Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong	1,188	Sales and distribution
Room 801, Building 8, Zhongjian Business Building, No. 78, Shuikengwei Street, Macau	290	Manufacturing support
Building 5/8/9, No. 91, Lane 109, Rongkang Road, Songjiang District, Shanghai, China 201614	225,082	Packaging and testing, manufacturing support
Building B1, Dongkai Industrial Park, Songjiang Export Process Zone, Area B, Songjiang, Shanghai, China 201614	229,250	Packaging and testing, manufacturing support
Room 1002-1005, Building 1 Jiali BuYeCheng No. 218 Tianmu W. Road Zhabei District, Shanghai, China 200070	6,000	Marketing and field application engineering support
East 10F., Matshunichi Building, No.9996 Shennan Blvd, Shenzhen High-tech Park, Nanshan District, Shenzhen, China 518057	7,097	Marketing and field application engineering support
9F, No.292, Yangguang St., Neihu Dist., Taipei City 11491, Taiwan R.O.C.	17,642	Marketing and field application engineering support, research and development
11th Floor, Novel-tech Building 201-6, Nonhyun-Dong, Gangnam-Gu, Seoul, Korea 135-010	2,000	Marketing and field application engineering support
6F, Nihonbashi Honcho Plaza Building Nihonbashi Honcho 2-6-1, Chuo Ku Tokyo 103-0023	712	Marketing and field application engineering support

We believe that our current facilities are adequate and that additional space will be available on commercially reasonable terms for the foreseeable future.

Item 3. Legal Proceedings

We are currently not a party to any material legal proceedings. We have in the past, and may from time to time in the future, become involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, we could incur significant costs in the defense thereof or could suffer adverse effects on our operations.

Item 4. Mine Safety Disclosures

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of Our Common Shares

Our common share has traded on the NASDAQ Global Market since April 29, 2010, under the symbol AOSL. The following table sets forth, for the periods indicated, the high and low sales prices of our common share as reported by the NASDAQ Global Market.

			High		Low
2010			**High**		**Low**
Fourth Fiscal Quarter:	April 29, 2010 - June 30, 2010	$	17.91	$	13.80
2011			**High**		**Low**
First Fiscal Quarter:	July 1, 2010 - September 30, 2010	$	13.65	$	9.94
Second Fiscal Quarter:	October 1, 2010 - December 31, 2010	$	13.56	$	11.00
Third Fiscal Quarter:	January 1, 2011 - March 31, 2011	$	14.45	$	12.44
Fourth Fiscal Quarter:	April 1, 2011 - June 30, 2011	$	14.18	$	12.33
2012					
First Fiscal Quarter :	July 1, 2011 - September 30, 2011	$	13.23	$	7.32
Second Fiscal Quarter:	October 1, 2011 - December 31, 2011	$	9.68	$	7.21
Third Fiscal Quarter:	January 1, 2012 - March 31, 2012	$	10.66	$	7.35
Fourth Fiscal Quarter:	April 1, 2012 - June 30, 2012	$	10.14	$	8.61
2013					
First Fiscal Quarter (through July 31, 2012):	July 1, 2012 - July 31, 2012	$	9.30	$	7.60

Holders of Our Common Shares

As of July 31, 2012, there were approximately 25 registered shareholders, not including those shares held in street or nominee name.

Dividend Policy

We have never declared or paid cash dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common share in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III of this report regarding information about securities authorized for issuance under our equity compensation plans.

Share Performance Graph

The following graph compares the total cumulative shareholder return on our common shares with the total cumulative return of the NASDAQ Composite Index and the Philadelphia Semiconductor Index for the period from April 29, 2010 (the date our common share commenced trading on the NASDAQ Global Market) through June 30, 2012, the end of our last fiscal year. The graph assumes an investment of $100 on April 29, 2010 and the reinvestment of any dividends for NASDAQ Composite Index and Philadelphia Semiconductor Index.

The comparisons in the graph below are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common shares.



Comparison of 2 Year Cumulative Total Return
Assumes Initial Investment of $100
June 2012
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
4/29/2010
6/30/2010
9/30/2010
12/31/2010
3/31/2011
6/30/2011
9/30/2011
12/31/2011
3/31/2012
6/30/2012
Alpha & Omega Semiconductor Limited
NASDAQ Composite - Total Returns
Philadelphia Semiconductor Index

The above Stock Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

Recent Sales of Unregistered Securities

On December 3, 2010, we acquired control of APM in a cash and share transaction. In connection with the acquisition, we issued an aggregate of 1,766,159 common shares at $13.06 per share to the stockholders of APM. The issuance was exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) thereunder.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Our board of directors authorized a $25.0 million share repurchase program on October 22, 2010. Under this repurchase program and subject to supervision and oversight by our board of directors, our management may, from time to time, repurchase shares from the open market or in privately negotiated transactions. Shares repurchased are accounted for as treasury shares and the total cost of shares repurchased is recorded as a reduction to shareholders' equity. There was no purchase of equity securities by the issuer or affiliated purchasers during the fourth quarter of fiscal year 2012.

Item 6. Selected Financial Data

We have derived the selected consolidated statements of income data for the fiscal years ended June 30, 2012, 2011 and 2010 and selected consolidated balance sheet data as of June 30, 2012 and 2011 from our audited consolidated financial statements and related notes included elsewhere in this report. We have derived the selected consolidated statements of income data for the fiscal years ended June 30, 2009 and 2008 and selected consolidated balance sheets as of June 30, 2010, 2009 and 2008 from consolidated financial statements not included in this report. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K.

	Year Ended June 30,				
	2012	2011 (2)(3)	2010	2009	2008 (1)
	(in thousands, except per share data)				
Consolidated Statements of Income (Loss):					
Revenue	$342,291	$ 361,308	$301,840	$185,076	$273,880
Cost of goods sold	259,126	256,087	221,649	146,510	208,373
Gross profit	83,165	105,221	80,191	38,566	65,507
Operating expenses:					
Research and development	30,630	29,470	20,943	19,273	22,527
Selling, general and administrative	35,800	37,937	26,323	20,443	35,310
Total operating expenses	66,430	67,407	47,266	39,716	57,837
Operating income (loss)	16,735	37,814	32,925	(1,150)	7,670
Interest income	105	280	39	648	2,044
Interest expense	(342)	(263)	(189)	(587)	(129)
Income (loss) on equity investment in APM	—	1,768	6,546	(4)	2,633
Gain on equity interest in APM	—	837	—	—	—
Income (loss) before income taxes	16,498	40,436	39,321	(1,093)	12,218
Income tax expense (benefit)	3,581	2,609	1,497	(192)	1,584
Net income (loss)	$ 12,917	$ 37,827	$ 37,824	$ (901)	$ 10,634
Less accretion on redeemable convertible preferred shares	—	—	—	—	(17)
Less 8% non-cumulative dividends on convertible preferred shares	—	—	(3,453)	—	(4,144)
Net income (loss) attributable to common shareholders - Basic	$ 12,917	$ 37,827	$ 34,371	$ (901)	$ 6,473
Adjustment to net income (loss) for dilutive securities	—	—	3,453	—	1,604
Net income (loss) attributable to common shareholders - Diluted	$ 12,917	$ 37,827	$ 37,824	$ (901)	$ 8,077
Net income (loss) per share attributable to common shareholders					
Basic	$ 0.52	$ 1.61	$ 3.24	$ (0.11)	$ 0.83
Diluted	$ 0.50	$ 1.51	$ 1.78	$ (0.11)	$ 0.47
Weighted average number of shares used in computing net income (loss) per share attributable to common shareholders					
Basic	24,656	23,495	10,594	7,914	7,837
Diluted	25,606	24,989	21,192	7,914	17,017

	Year Ended June 30,				
	2012	2011 (2)(3)	2010	2009	2008 (1)
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 82,166	$ 86,708	$ 119,001	$ 60,416	$ 44,095
Working Capital	$ 129,862	$ 118,366	$ 117,182	$ 51,914	$ 51,801
Total assets	$ 366,157	$ 347,438	$ 258,656	$ 160,820	$ 161,192
Bank borrowings - long term	16,429	—	—	8,610	8,405
Capital leases - long term	1,085	130	436	1,019	1,415
Total shareholders' equity	$ 279,393	$ 260,250	$ 189,446	$ 94,500	$ 92,146

(1) Beginning on July 1, 2007, we changed our revenue recognition method from sell-through to sell-in as we determined that we were able to make reliable estimates of stock rotation returns and price adjustments. This change in estimate resulted in an increase of $25.9 million in revenue, net of estimated price adjustments and stock rotation rights, and an increase of $6.3 million in net income for fiscal year 2008.

(2) We held a 40.3% equity interest in APM at June 30, 2010. We made an additional equity investment of $1.8 million in APM in October 2010 and held a 43% equity interest in APM immediately prior to the APM acquisition. The investment was accounted for under the equity method of accounting. On December 3, 2010, we acquired all of the outstanding shares of APM and APM's operating results were included in our consolidated financial statements since the date of the acquisition.

(3) Upon the completion of the APM acquisition in fiscal year 2011, we performed a review and assessment of the useful lives of certain of our property and equipment. As a result of our review, we revised the estimated useful life of the related manufacturing machinery and equipment from 5 years to 8 years beginning December 1, 2010 on a prospective basis. The effect of this accounting change was to decrease depreciation expense related to cost of goods sold by $5.1 million, increase net income by approximately $3.9 million, net of a tax effect of $1.2 million, and increase basic net income per share by approximately $0.17 and increase diluted net income per share by approximately $0.16 for fiscal year 2011.

Conversion from IFRS to U.S. GAAP

We formerly prepared our consolidated financial statements under IFRS and filed our IFRS financial statements for the fiscal year ended June 30, 2010 in our annual report on Form 20-F. Pursuant to SEC requirements, we assessed our ownership structure as of December 31, 2010 and determined that we no longer qualified as a foreign private issuer under applicable SEC rules. As a result, beginning July 1, 2011, we were required to report our consolidated financial statements under U.S. GAAP and file our annual report on Form 10-K, as well as to comply with additional SEC reporting obligations as a domestic issuer. Accordingly, we have converted our consolidated financial statements under IFRS to U.S. GAAP. A summary of significant relevant differences of individual items in the financial statements between IFRS and U.S. GAAP and their impact to the above historical consolidated financial data is outlined below:

Redeemable convertible preferred shares

In connection with changes made to the terms of our bye-laws in December 2006, our preferred shares were amended to include certain rights and features such as deemed liquidation and variable conversion to common shares. Accordingly, these redeemable convertible preferred shares were classified and presented as mezzanine equity under U.S. GAAP for the fiscal year ended June 30, 3007. Following changes to our bye-laws in October 2007 to reverse these amended terms, all preferred shares were reclassified to equity under U.S. GAAP.

Under IFRS, such preferred shares were classified as a liability for the fiscal year ended June 30, 2007. This reclassification required that the preferred shares be marked-to-market at each reporting period. As a result, our IFRS financial statements as reported in our previous annual report in Form 20-F included a non-cash, non-operating charge of $30.9 million for the fiscal years ended June 30, 2008. Following further changes to our bye-laws in October 2007, all preferred shares were reclassified to equity under IFRS and no further charges were incurred.

All our preferred shares were converted to common shares concurrent with the close of our IPO in May 2010.

Inventory reserves

We record inventories at the lower-of-cost-or-market under both U.S. GAAP and IFRS. Under U.S. GAAP, a write-down of inventory to the lower-of-cost-or-market creates a new cost basis that subsequently cannot be reversed based on changes in circumstances. Under IFRS, when circumstances that previously caused the inventory write down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write-down is reversed even though the associated inventories have not been sold. The impact to the statement of income (loss) due to the difference between U.S. GAAP and IFRS was to increase inventory reserves for the fiscal years ended June 30, 2010, 2009 and 2008 by $100,000, $320,000 and $18,000, respectively.

Share-based compensation expense

Under U.S. GAAP, prior to July 1, 2006, we accounted for options granted to employees using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, deferred compensation expense is recorded on the date of grant if the fair value of the underlying share exceeds the exercise price, and expense is recognized on a straight-line basis over the vesting period of the grant, generally five years. Effective on July 1, 2006, we adopted ASC Topic 718 (formerly SFAS No. 123R), "Share-Based Payment" using the prospective transition method to account for options granted to employees. Under the prospective method, new awards (or awards modified, repurchased, or canceled after the effective date) are accounted for under the provision of ASC Topic 718, which requires the measurement and recognition of compensation expense for all share-based awards made to employees and directors based on estimated fair values of the awards. We amortize the fair value of options or equity awards using the graded vesting attribution method over the respective vesting period which is generally over five years.

Under IFRS, we accounted for share-based compensation expense for all share-based awards made to employees and directors based on the estimated fair values of the awards effective on January 1, 2005. The fair value of options or equity awards is amortized using the graded vesting attribution method over the respective vesting period which is generally over five years.

The increase/(decrease) in share-based compensation expense resulted from the accounting for the different transition dates between U.S. GAAP and IFRS and the application of APB 25 for the fiscal years ended June 30, 2010, 2009 and 2008 was $115,000, $45,000 and ($384,000), respectively.

Investment in APM

We have made various investments in APM since APM's inception in July 2004. Prior to our acquisition of APM in December 2010, the investment was accounted for under the equity method of accounting under both IFRS and U.S. GAAP. The changes in income/(loss) on equity investment in APM resulted from the difference between U.S. GAAP and IFRS for the fiscal years ended June 30, 2010, 2009 and 2008 was $251,000, $31,000 and $(189,000), respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of the financial condition and results of our operations in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this annual report. Our consolidated financial statements contained in this annual report are prepared in accordance with U.S. GAAP.

Overview

We are a designer, developer and global supplier of a broad portfolio of power semiconductors. Our portfolio of power semiconductors is extensive, with over 1,000 products, and has grown rapidly with the introduction of over 240 new products during the past fiscal year, and over 140 and 190 new products in the fiscal years 2011 and 2010, respectively. Our teams of scientists and engineers have developed an extensive intellectual property and technical knowledge that encompass major aspects of power semiconductors, which we believe enables us to introduce innovative products to address the increasingly complex power requirements of advanced electronics. Our patent portfolio has grown to include 242 patents and 203 patents applications in the United States as of June 30, 2012. We differentiate ourselves by integrating our expertise in technology, design and advanced packaging to optimize product performance and cost. Our portfolio of products targets high-volume applications, including portable computers, flat panel TVs, LED lighting, smart phones, battery packs, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment.

During the fiscal year ended June 30, 2012, we launched several key product families and technologies to enable high efficiency power conversion solutions. Our metal-oxide-semiconductor field-effect transistors ("MOSFET") portfolio expanded significantly across a full range of voltage applications. For example, we introduced our next generation of low-voltage MOSFET products, or the Gen5 series, that feature a 56% reduction of on-resistance compared to prior-generation products. In August 2012 we released new MOSFET products with smaller form factors based on our proprietary "molded chip scale packaging" technology, which is capable of reducing the amount of utilized board space by approximately 70% and package height by 50%, and targets a variety of mobile applications. Recently we developed a new technology platform, the AlphaIGBT technology, that meets the growing demand for energy efficient switching devices for motor control and power conversion applications. We believe this technology allows us to develop new lines of high-voltage products that target markets for industrial motor control, household appliances, renewable energy systems and advanced power supplies. We also added a medium voltage MOSFET product line that allows significant improvements in power supply efficiency. In addition, we continued to expand our power IC family by introducing new solutions that feature higher efficiency and a smaller footprint in thermally enhanced packages that can be used in a wide range of networking, computing and consumer applications.

Our business model leverages global resources, including research and development expertise in the United States and Asia, cost-effective semiconductor manufacturing in the United States and Asia and localized sales and technical support in several fast-growing electronics hubs. Our core research and development team, based in Silicon Valley and Hillsboro, Oregon, is complemented by our design center in Taiwan and process, packaging and testing engineers in China. In January 2012, we completed the acquisition of a 200mm wafer fabrication facility located in Hillsboro, Oregon, or the Oregon fab, from Integrated Device Technology, Inc, or IDT. Given the highly unique nature of discrete power technology, this acquisition was critical for us to accelerate proprietary technology development, speed up new product introduction, reduce manufacturing costs and improve our long-term financial performance. To meet market demand, we allocate our wafer manufacturing requirements to in-house capacity for newer products and selected third-party foundries for more mature high volume products. Since the acquisition, we have created our next generation of low voltage MOSFET products, our Gen 5 AlphaMOS, developed a new technology platform, (AlphaIGBT) and introduced new medium voltage products at the Oregon fab. Additionally, we have made significant progress in ramping production at our Oregon fab. For assembly and test, we primarily rely upon our in-house facilities in China. In addition, we utilize subcontracting partners for industry standard packages. We believe our in-house packaging and testing capability provides us with a competitive advantage in proprietary packaging technology, product quality, cost and cycle time. Our in-house packaging capability together with the Oregon fab, position us to drive towards technology leadership in a broad range of power semiconductors.

On December 3, 2010, we acquired control of APM in a cash and stock transaction with a purchase price of $40.0 million. We had a 43.0% equity interest in APM prior to the acquisition and the equity investment was accounted for under the equity method of accounting. After the acquisition, APM became our wholly-owned subsidiary.

Our revenue was $342.3 million for the fiscal year ended June 30, 2012, which represented a decrease of $19.0 million or 5.3%, from $361.3 million for the fiscal year ended June 30, 2011. Our net income was $12.9 million, or $0.50 per diluted share, for the fiscal year ended June 30, 2012, compared to a net income of $37.8 million, or $1.51 per diluted share, for the fiscal year ended June 30, 2011.

Factors affecting our performance

Our performance is affected by several key factors, including the following:

Global and regional economic conditions: Because our products primarily serve consumer electronic applications, a deterioration of the global and regional economic conditions could materially affect our revenue and results of operations. For example, we experienced a general slowdown of global and regional economic conditions, particularly in our core computing and consumer markets, in the first three quarters of the fiscal year 2012, which have adversely affected our results of operations for the year. While we have observed a gradual improvement during the three months ended June 30, 2012, we cannot be certain if and when such cyclical trend will repeat and how much negative impact it will have on our business, financial conditions, and results of operations.

Erosion of average selling price: Erosion of average selling prices of established products is typical in our industry. Consistent with this historical trend, we expect that average selling prices of our established products will continue to decline in the future. However, as a normal course of business, we seek to offset the effect of declining average selling prices by introducing new and higher value products, introducing existing products for new applications and new customers, and reducing manufacturing cost of existing products.

Distributor ordering patterns and seasonality: Our distributors place purchase orders with us based on their forecasts of end customer demand, and this demand may vary significantly depending on the sales outlooks and market and economic conditions of end customers. Because these forecasts may not be accurate, channel inventory held at our distributors may fluctuate significantly, which in turn may prompt distributors to make significant adjustments to their purchase orders placed with us. As a result, our revenue and operating results may fluctuate significantly from quarter to quarter. In addition, because our products are used in consumer electronics products, our revenue is subject to seasonality. Our sales seasonality is affected by numerous factors, including global and regional economic conditions, revenue generated from new products, changes in distributor ordering patterns in response to channel inventory adjustments and end customer demand for our products and fluctuations in consumer purchase patterns prior to major holiday seasons. Additionally, in recent periods broad fluctuations in the semiconductor markets and the global and regional economic conditions have had a more significant impact on our results of operations than seasonality.

Product introductions and customers' specification and market diversification: Our success depends on our ability to introduce products on a timely basis that meet our customers' specifications. Both factors, timeliness of product introductions and conformance to customers' requirements, are equally important in securing design wins with our customers. Recently we have introduced new mid- and high-voltage products as part of our business strategy to diversify our product portfolios and penetrate into new markets such as the telecommunications and industrial markets. Our failure to introduce products on a timely basis that meet customers' specifications and our inability to continue to expand our serviceable markets could adversely affect our financial performance.

Manufacturing costs: Our gross margin may be affected by our manufacturing costs, including pricing of wafers purchased from other foundries and semiconductor raw materials, which may fluctuate from time to time largely due to the market demand and supply. Capacity utilization may also affect our gross margin because we have certain fixed costs associated with our in-house packaging and testing facilities and our Oregon fab. If we are unable to utilize the capacity of our in-house manufacturing facilities at a desirable level, our gross margin may be adversely affected. During the ramp-up period of our Oregon fab which was acquired in January 2012, our gross margin for the third and fourth quarters of fiscal year 2012 was adversely affected by approximately 2.0% to 3.0%, and this negative impact may continue for the next one or two quarters. However, we expect our gross margin will gradually improve as production of the facility ramps up in subsequent quarters. In the long run, we anticipate that the "fab-lite" model will positively impact our gross margin by accelerating the development of new technology and allowing more cost-effective and efficient development of high-value products.

Other factors that may affect comparability

APM acquisition: We held a 40.3% equity interest in APM at June 30, 2010. We made an additional equity investment of $1.8 million in APM in October 2010 resulting in a 43.0% equity interest in APM. The investment was accounted for under the equity method of accounting through the date of acquisition. On December 3, 2010, we acquired APM and APM's operating results were reflected in our consolidated financial statements subsequent to that date.

Change in accounting estimate: During fiscal year 2011, upon the completion of APM acquisition, we performed a review and assessment of the useful lives of certain of our property and equipment. Based on the results of our review, we revised the estimated useful life of the related manufacturing and facility equipment from 5 years to 8 years beginning December 1, 2010 on a prospective basis. The effect of this change was to decrease depreciation expense related to cost of goods sold by $5.1 million, increase net income by approximately $3.9 million, net of a tax effect of $1.2 million, increase basic net income per share by approximately $0.17 and increase diluted net income per share by approximately $0.16 for fiscal year 2011.

Conversion of IFRS to U.S. GAAP. We formerly prepared our consolidated financial statements under IFRS and filed our IFRS financial statements for the fiscal year ended June 30, 2010 in our annual report on Form 20-F. Pursuant to the SEC requirements, we assessed our ownership structure as of December 31, 2010 and determined that we no longer qualified as a foreign private issuer. As a result, beginning on July 1, 2011, we are required to report our financial statements under U.S. GAAP and file our annual report on Form 10-K, as well as to comply with additional SEC reporting obligations as a domestic issuer. Accordingly, we have converted our consolidated financial statements from IFRS to U.S. GAAP. See "Item 6. Selected Financial Data" for a discussion of relevant differences of individual items in the financial statements between IFRS and U.S. GAAP.

Principal line items of statements of income

The following describes the principal line items set forth in our consolidated statements of income:

Revenue

We generate revenue primarily from the sale of power semiconductors, consisting of power discretes and power ICs. Historically, a majority of our revenue was derived from power discrete products and a small amount was derived from power IC products. Because our products typically have three-year to five-year life cycles, the rate of new product introduction is an important driver of revenue growth over time. We believe that expanding the breadth of our product portfolio is important to our business prospects, because it provides us with an opportunity to increase our total bill-of-materials within an electronic system and to address the power requirements of additional electronic systems. In addition, a small percentage of our total revenue is generated by providing packaging and testing services to third-parties through one of our subsidiaries.

Our product revenue includes the effect of the estimated stock rotation returns and price adjustments that we expect to provide to our distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by the distributor during a specified period. At our discretion or upon our direct negotiations with the ODMs or OEMs, we may elect to grant special pricing that is below the prices at which we sold our products to the distributors. In these situations, we will grant price adjustments to the distributors reflecting such special pricing. We estimate the price adjustments for inventory at the distributors based on factors such as distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, and cost associated with yield improvements, capacity utilization, warranty and inventory reserves. As the volume of sales increases, we expect cost of goods sold to increase.

Operating expenses

Our operating expenses consist of research and development and selling, general and administrative expenses. We expect that our total operating expenses will generally increase in absolute dollar amount over time due to our belief that our business will continue to grow. However, our operating expenses as a percentage of revenue may fluctuate from period to period.

Research and development expenses. Our research and development expenses consist primarily of salaries, bonuses, benefits, share-based compensation expense, expenses associated with new product prototypes, travel expenses, fees for engineering services provided by outside contractors and consultants, amortization of software and design tools, depreciation of equipment and overhead costs for research and development personnel. As we continue to invest significant resources in developing new technologies and products, we expect our research and development expenses to increase.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation expense, product promotion costs, occupancy costs, travel expenses, expenses related to sales and marketing activities, amortization of software, depreciation of equipment, maintenance costs and other expenses for general and administrative functions as well as costs for outside professional services, including legal, audit and accounting services. We expect our selling, general and administrative expenses to increase as we expand our business.

Income on equity investment in APM

We had a 40.3% equity interest in APM as of September 30, 2010. In October, 2010, we made an additional equity investment of $1.8 million in APM which resulted in aggregate a 43.0% equity interest in APM prior to the APM acquisition on December 3, 2010. Our investment in APM was accounted for under the equity method of accounting prior to December 3, 2010 and we recorded income on equity investment in APM prior to the APM acquisition. APM's operating results were consolidated in our financial statements since the acquisition.

Income tax expense

We are subject to income taxes in various jurisdictions. Significant judgment and estimates are required in determining our worldwide income tax expense. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations of different jurisdictions globally. We establish accruals for potential liabilities and contingencies based on a more likely than not threshold to the recognition and de-recognition of uncertain tax positions. If the recognition threshold is met, the applicable accounting guidance permits us to recognize a tax benefit measured at the largest amount of tax benefit that is more than likely to be realized upon settlement. If the actual tax outcome of such exposures is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which such determination is made. Changes in the location of taxable income (loss) could result in significant changes in our income tax expense.

We record deferred tax assets to the extent it is more likely than not that we will be able to utilize them, based on historical profitability and our estimate of future taxable income in a particular jurisdiction. Our judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If our assumptions and consequently our estimates change in the future, the deferred tax assets may increase or decrease, resulting in corresponding changes in income tax expense. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide profits or losses, the tax laws and regulations in each geographical region where we have operations, the availability of tax credits and carry-forwards and the effectiveness of our tax planning strategies.

Operating results

The following tables set forth our results of operations and as a percentage of revenue for the fiscal years ended June 30, 2012, 2011 and 2010. Our historical results of operation are not necessarily indicative of the results for any future period.

	Fiscal Year Ended June 30,					
	2012	2011	2010	2012	2011	2010
	(in thousands)			(% of revenue)		
Revenue	$342,291	$361,308	$301,840	100.0 %	100.0 %	100.0 %
Cost of goods sold (1)	259,126	256,087	221,649	75.7 %	70.9 %	73.4 %
Gross profit	83,165	105,221	80,191	24.3 %	29.1 %	26.6 %
Operating expenses:						
Research and development (1)	30,630	29,470	20,943	8.9 %	8.2 %	7.0 %
Selling, general and administrative (1)	35,800	37,937	26,323	10.5 %	10.5 %	8.7 %
Total operating expenses	66,430	67,407	47,266	19.4 %	18.7 %	15.7 %
Operating income	16,735	37,814	32,925	4.9 %	10.4 %	10.9 %
Interest income	105	280	39	— %	0.1 %	— %
Interest expense	(342)	(263)	(189)	(0.1)%	(0.1)%	(0.1)%
Income on equity investment in APM	—	1,768	6,546	— %	0.5 %	2.2 %
Gain on equity interest in APM	—	837	—	— %	0.3 %	— %
Income before income taxes	16,498	40,436	39,321	4.8 %	11.2 %	13.0 %
Income tax expense	3,581	2,609	1,497	1.0 %	0.7 %	0.5 %
Net income	$ 12,917	$ 37,827	$ 37,824	3.8 %	10.5 %	12.5 %

(1) Includes share-based compensation expense allocated as follows:

	Year Ended June 30,					
	2012	2011	2010	2012	2011	2010
	(in thousands)			(% of revenue)		
Cost of goods sold	$ 532	$ 629	$ 317	0.2%	0.2%	0.1%
Research and development	1,361	1,716	905	0.4%	0.5%	0.3%
Selling, general and administrative	3,529	3,829	2,337	1.0%	1.1%	0.8%
	$ 5,422	$ 6,174	$ 3,559	1.6%	1.8%	1.2%

Revenue

The following is a summary of revenue by product type:

	Year Ended June 30,			Change			
	2012	2011	2010	2012		2011	
	(in thousands)			(in thousands)	(in percentage)	(in thousands)	(in percentage)
Power discrete	$ 267,059	$ 284,094	$ 258,037	$ (17,035)	(6.0)%	$ 26,057	10.1%
Power IC	53,396	62,706	43,803	(9,310)	(14.8)%	18,903	43.2%
Packaging and testing services	21,836	14,508	—	7,328	50.5 %	14,508	100.0%
	$ 342,291	$ 361,308	$ 301,840	$ (19,017)	(5.3)%	$ 59,468	19.7%

Fiscal 2012 vs 2011

Total revenue was $342.3 million for fiscal year 2012, a decrease of $19.0 million, or 5.3% as compared to $361.3 million for fiscal year 2011. The decrease consisted of $17.0 million and $9.3 million decrease in sales of power discrete and power IC products, respectively, partially offset by $7.3 million increase in packaging and testing services revenue due to only seven months service revenue recognition for fiscal 2011 prior to the acquisition of APM in December 2010. The decrease in sales of power discrete and power IC products was primarily due to the semiconductor industry downturn in the first half of fiscal year 2012 which resulted in a 11.3% decline in average selling prices. In response to the softened demand, we introduced more than 240 new products during the year as well as further expanded our high- and medium-voltage product portfolio to successfully gain market share in certain areas, which resulted in a 4.1% increase in unit shipments during the year. During fiscal year 2012, we introduced 125 medium and high voltage MOSFETT products, targeting the high-value communication and industrial markets, as well as 76 low voltage MOSFETT products for our existing computing markets.

Fiscal 2011 vs 2010

Total revenue was $361.3 million for fiscal year 2011, an increase of $59.5 million, or 19.7%, as compared to $301.8 million for fiscal year 2010. The increase of $26.1 million and $18.9 million in sales of power discrete and power IC products, respectively was primarily a result of a 10.0% increase in unit shipments due to increased demand and a 4.6% increase in average selling prices due to favorable product mix. We introduced 196 and 145 new products during fiscal years 2011 and 2010, respectively. New products introduced in fiscal years 2011 included high-voltage and medium-voltage products that were developed based on our new technology platforms. Revenue from these high-voltage and medium-voltage products increased slowly as we gradually gained design wins in the new application markets. As we continued to expand our power IC product family, revenue from our power IC products increased by $18.9 million, or 43.2%, as compared to $43.8 million for fiscal year 2010. The increase of $14.5 million in packaging and testing services revenue was due to the acquisition of APM in December 2010. Prior to the acquisition, we recorded our share of income of APM under the equity method. Toward the end of fiscal year 2011, we began to experience a general global slow down in the core computing and consumer markets and the softened demand caused a shift in product mix and average selling prices.

Cost of goods sold and gross profit

	Year Ended June 30,			Change			
	2012	2011	2010	2012		2011	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Cost of goods sold	$259,126	$256,087	$221,649	$ 3,039	1.2 %	$ 34,438	15.5%
Percentage of revenue	75.7%	70.9%	73.4%				
Gross profit	$ 83,165	$105,221	$ 80,191	$ (22,056)	(21.0)%	$ 25,030	31.2%
Percentage of revenue	24.3%	29.1%	26.6%				

Fiscal 2012 vs 2011

Cost of goods sold was $259.1 million for fiscal year 2012, an increase of $3.0 million, or 1.2%, as compared to $256.1 million for fiscal year 2011. Gross margin decreased by 4.8% to 24.3% for fiscal year 2012 as compared to 29.1% for fiscal year 2011. The decrease in gross margin was primarily due to selling price erosion, lower factory utilization and higher period costs related to the ramp up of our Oregon fab facility acquired in January 2012, partially offset by the benefits gained from our new products introduction and costs savings from material purchases during the year. We expect our gross margin to continue to fluctuate in the future as a result of variations in our product mix, factory utilization, semiconductor wafer and raw material pricing, manufacturing labor cost and general economic conditions. If we are unable to utilize the capacity of our in-house manufacturing facilities at a desirable level, our gross margin may be adversely affected. During the initial ramp-up period of our Oregon fab acquired in January 2012, our gross margin for the third and fourth quarters of fiscal year 2012 was adversely affected by approximately 2.0% to 3.0% and this negative impact may continue for the next one or two quarters. However, we expect our gross margin to gradually improve as production at the Oregon fab ramps up in subsequent quarters.

Fiscal 2011 vs 2010

Cost of goods sold was $256.1 million for fiscal year 2011, an increase of $34.4 million, or 15.5%, as compared to $221.6 million for fiscal year 2010, primarily as a result of increased unit shipments. Our gross margin improved by 2.5% to 29.1% for fiscal year 2011 from 26.6% for fiscal year 2010. This gross margin improvement was primarily due to higher factory utilization as the majority of our packaging and testing manufacturing was handled in-house after we acquired APM and a decrease in packaging and testing service fees paid to third-party contractors. We also changed our estimated depreciation life for certain manufacturing machinery and equipment from 5 years to 8 years, which resulted in lower depreciation expense of $5.1 million in fiscal year 2011. These cost reductions were partially offset by an increase in wafer prices from our primary foundry.

Research and development expenses

	Year Ended June 30,			Change			
	2012	2011	2010	2012		2011	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Research and development	$ 30,630	$ 29,470	$ 20,943	$ 1,160	3.9%	$ 8,527	40.7%

Fiscal 2012 vs 2011

Research and development expenses were $30.6 million for fiscal year 2012, an increase of $1.2 million, or 3.9%, from $29.5 million for fiscal year 2011. The increase was primarily attributable to a $1.2 million increase in product prototyping and engineering expenses related to qualifying the Oregon fab and introduction of 247 new products during fiscal year 2012 as compared to 196 new products of prior year, a $0.6 million increase in depreciation and amortization expenses related to the newly acquired fixed assets during the year, partially offset by a $0.6 million decrease in personnel expenses primarily related to bonuses which varied with our business performance. As we continue to invest significant resources in developing new technologies and new products and expanding our manufacturing capacity, we expect our research and development expenses to increase.

Fiscal 2011 vs 2010

Research and development expenses were $29.5 million for fiscal year 2011, an increase of $8.5 million, or 40.7% from $20.9 million for fiscal year 2010. The increase was attributable to a $2.0 million increase in engineering and new products prototyping expenses as we introduced 196 new products during fiscal year 2011 as compared to 145 new products in fiscal year 2010, a $2.2 million incremental expenses in qualifying a new third-party fabrication facility to expand our manufacturing capacity, a $1.8 million increase in personnel expenses as we increased headcount and bonuses in fiscal year 2011, a $0.8 million increase in share-based compensation expense related to stock awards granted during the year, and a $0.8 million increase in facility expenses as our corporate and research and development center in the U.S. was relocated to a larger facility in March 2010.

Selling, general and administrative expenses

	Year Ended June 30,			Change			
	2012	2011	2010	2012		2011	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Selling, general and administrative	$ 35,800	$ 37,937	$ 26,323	$ (2,137)	(5.6)%	$ 11,614	44.1%

Fiscal 2012 vs 2011

Selling, general and administrative expenses were $35.8 million for fiscal year 2012, a decrease of $2.1 million, or 5.6% from $37.9 million for fiscal year 2011. The decrease was primarily due to a $1.3 million decrease in audit, accounting, legal and consulting fees related to special projects, including the U.S. GAAP conversion and the APM acquisition during the prior year, a $0.4 million decrease in personnel expenses primarily related to bonuses which varied with business performance, a $0.2 million decrease in commission expenses due to lower sales volume, a $0.6 million decrease in business tax primarily due to a tax refund of a subsidiary in China, a $0.3 million increase in tax concession and refund of tax handling fees of certain subsidiaries in China and a $0.3 million decrease in share-based compensation primarily due to less stock options granted in fiscal year 2012. This decrease was partially offset by a $0.6 million increase in allowance for doubtful accounts primarily related to a service customer, a $0.4 million increase in depreciation and amortization expenses primarily related to fixed assets acquired during the period and intangible assets acquired during the APM acquisition in December 2010.

Fiscal 2011 vs 2010

Selling, general and administrative expenses were $37.9 million for fiscal year 2011, an increase of $11.6 million, or 44.1%, from $26.3 million for fiscal year 2010. The increase was primarily attributable to a $2.8 million increase in personnel expenses due to an increase in headcount and bonuses, a $1.9 million increase in sales commissions and sales samples associated with our revenue growth, a $1.4 million increase in share-based compensation expense related to stock awards granted during fiscal year 2011, a $1.1 million increase in professional fees related to the conversion of our financial statements under IFRS to U.S. GAAP, a $0.9 million incremental expenses associated with being a public company, a $0.4 million increase in facility expenses as our corporate and research and development center in the U.S. was relocated to a larger facility in March 2010, and a $0.4 million increase in professional services fees related to the APM acquisition in December 2010. These increases were partially offset by a $1.1 million decrease in audit, tax and legal expenses that were incurred in connection with our IPO in fiscal year 2010.

Interest income and expenses

Fiscal 2012 vs 2011

Interest income was primarily related to interest earned from cash and cash equivalents. The decrease in interest income for fiscal year 2012 as compared to fiscal year 2011 was primarily due to a decrease in average cash and cash equivalents balances.

Interest expense was primarily related to bank borrowings. The increase in interest expenses during fiscal 2012 was primarily due to an increase in bank borrowings including the $20.0 million term loan obtained in May 2012 for working capital purposes as compared to fiscal 2011.

Fiscal 2011 vs 2010

The increase in interest income for fiscal year 2011 as compared to fiscal year 2010 was primarily due to an increase in average cash and cash equivalents balances primarily attributable to the IPO proceeds in April 2010. The increase in interest expenses during fiscal 2011 was primarily due to increase in bank borrowings including the assumption of the APM bank borrowings in connection with the APM acquisition in December 2010.

Income on equity investment in APM

	Year Ended June 30,			Change			
	2012	2011	2010	2012		2011	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Income on equity investment in APM	$ —	$ 1,768	$ 6,546	$ (1,768)	(100.0)%	$ (4,778)	(73.0)%

Fiscal 2012 vs 2011

Income from our equity investment in APM represented our share of APM's net income before APM was acquired. APM's operating results were consolidated in our financial statements since the acquisition as our wholly-owned subsidiary in December 2010 and therefore it is no longer reflected in this line item for fiscal year 2012.

Fiscal 2011 vs 2010

Income on equity investment in APM was $1.8 million for fiscal year 2011, a decrease of $4.8 million, or 73.0%, from $6.5 million for fiscal year 2010. The decrease was primarily due to consolidation of APM's financial results into our financial statements since the APM acquisition in December 2010 and a $2.6 million benefit related to our share of deferred tax assets of APM recognized during fiscal year 2010.

Income tax expense

	Year Ended June 30,			Change			
	2012	2011	2010	2012		2011	
		(in thousands)		(in thousands)	(in percentage)	(in thousands)	(in percentage)
Income tax expense	$ 3,581	$ 2,609	$ 1,497	$ 972	37.3%	$ 1,112	74.3%

Fiscal 2012 vs 2011

Income tax expense for fiscal years 2012 and 2011 was $3.6 million and $2.6 million, respectively. Income tax expense increased by $1.0 million, or 37.3%, in fiscal year 2012 as compared to fiscal year 2011 due primarily to a change in the geographic mix of earnings in fiscal 2012 as compared to fiscal 2011, combined with the expiration of the U.S. federal research credit on December 31, 2011.

Fiscal 2011 vs 2010

Income tax expense for fiscal years 2011 and 2010 was $2.6 million and $1.5 million, respectively. Income tax expense increased by $1.1 million, or 74.3%, in fiscal year 2011 as compared to fiscal year 2010 due primarily to an increased percentage of our pretax book income in fiscal year 2011 being subject to the taxes in higher tax rate jurisdictions, largely as a result of our acquisition of APM in December 2010, partially offset by $0.5 million of increased U.S. federal research and development credits as a result of the extension of the U.S. federal research and development credit retroactive to December 31, 2009 during fiscal year 2011.

Liquidity and Capital Resources

Our principal need for liquidity and capital resources is to maintain working capital sufficient to support our operations and to make capital expenditures to finance the growth of our business. To date, we have primarily financed our operations through funds generated from operations, borrowings under our revolving lines of credit and term loans and proceeds from our IPO.

We completed the acquisition of the Oregon fab on January 31, 2012 for a total purchase price of $26.3 million by a cash payment of $21.3 million and applying the $5.0 million prepaid deposit. For more information, see Note 5 to the consolidated financial statements under Item 15 of this Annual Report.

On May 11, 2012, we entered into a loan agreement with a financial institution that provides a term loan of $20.0 million for general purposes and a $10.0 million non-revolving credit line for the purchase of equipment. Both the term loan and equipment line will mature in May 2015. The borrowings may be made in the form of either Eurodollar loans or Base Rate loans. Eurodollar loans accrue interest based on an adjusted London Interbank Offer Rate ("LIBOR") as defined in the agreement, plus a margin of 1.00% to 1.75%. Base Rate loans accrue interest at the highest of (a) the lender's Prime Rate, (b) the Federal Funds Rate plus 0.5% and (c) the Eurodollar Rate (for a one-month interest period) plus 1%; plus a margin of -0.5% to 0.25%. The applicable margins for both Eurodollar loans and Base Rate loans will vary from time to time in the foregoing ranges based on the cash and cash equivalent balances maintained by us and our subsidiaries with the lender. As of July 31, 2012, the outstanding balance of the term loan and the equipment line was $19.3 million and $0 million, respectively.

The obligations under the loan agreement are secured by substantially all assets of two of our subsidiaries, including certain real property and related assets located at the Oregon fab. In addition, we and certain of our subsidiaries have agreed to guarantee full repayment and performance of the obligations under the loan agreement. The loan agreement contains customary restrictive covenants and includes certain financial covenants that require us to maintain on a consolidated basis specified financial ratios including total liabilities to tangible net worth, fixed charge coverage and current assets to current liabilities. As of June 30, 2012, we were in compliance with these covenants.

As of June 30, 2012, two of our subsidiaries in China had revolving lines of credit that allow each of the subsidiaries to draw down, from time to time, up to 80% of the accounts receivable of such subsidiary, with a maximum amount for each subsidiary of RMB 40 million (equivalent of $6.3 million as of June 30, 2012) to finance the subsidiary's working capital with a maximum of 120-day repayment term. The interest rate on each draw down varies and indexes to the published LIBOR per annum. The effective interest rate for the borrowings was 4.3% for fiscal year 2012. These lines expired in August 2012 and are in the process of renewal. As of July 31, 2012, there was no outstanding balance under these revolving lines of credit.

In December 2010, we acquired APM and assumed APM's bank borrowing liabilities. These borrowings were made under various line of credit agreements with local banks. The interest rate on each draw down from these lines of credit varies and indexes to the published LIBOR per annum. The effective interest rate for these borrowings was 3.38% for the fiscal year ended June 30, 2011. Our property and equipment with carrying amount of $64.0 million at June 30, 2011 were pledged as collateral under one of the lines of credit. These lines expired by August 2011.

On October 22, 2010, our board of directors authorized a $25.0 million share repurchase program. Under this repurchase program we may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by the board. As of June 30, 2012, we repurchased an aggregate of 241,170 shares from the open market for a total cost of $2.3 million, at an average price of $9.40 per share, since inception of the program. Shares repurchased are accounted for as treasury shares and the total cost of shares repurchased is recorded as a reduction of shareholders' equity. As at June 30, 2012, of the 241,170 repurchased shares, 11,800 shares with a weighted average repurchase price of $13.80 per share, were reissued at an average price of $5.51 per share for option exercises.

On May 4, 2010, we consummated an initial public offering of our common stock (the "IPO"). We sold 3.4 million newly issued shares of common stock, par value $0.002 per share, at a price of $18.00 per share in our IPO. We received net proceeds from the IPO of approximately $53.3 million after deducting underwriting discounts and commissions of $4.3 million and other offering expenses of $3.7 million. The $53.3 million net proceeds from the IPO has been fully invested into our in-house packaging and testing facilities, including $17.0 million for the acquisition of APM. We believe our in-house packaging and testing capability provides us with improved gross margin, faster time to market for our new products, and competitive advantages in proprietary packaging technology and product quality.

The Chinese government imposes certain currency exchange controls on cash transfers out of China. Regulations in China permit foreign owned entities to freely convert the Renminbi into foreign currency for transactions that fall under the "current account," which includes trade related receipts and payments, and interests. Accordingly, our Chinese subsidiaries may use Renminbi to purchase foreign exchange currency for settlement of such "current account" transactions without pre-approval.

Other transactions that involve conversion of Renminbi into foreign currency are classified as "capital account" transactions. Examples of "capital account" transactions include repatriations of investments by or dividends to foreign owners. Pursuant to applicable regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In calculating accumulated profits, foreign investment enterprises in China are required to allocate at least 10% of their profits each year, if any, to fund the equity reserve account unless the reserve has reached 50% of the registered capital of the enterprises. "Capital account" transactions require prior approval from China's State Administration of Foreign Exchange (SAFE) or its provincial branch to convert a remittance into a foreign currency, such as U.S. dollars, and transmit the foreign currency outside of China. As a result of this and other restrictions under PRC laws and regulations, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to the parent. As of June 30, 2012 and 2011, such restricted portion amounted to approximately $83.3 million and $81.5 million, or 29.8% and 31.3%, of our total consolidated net assets, respectively.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs, including working capital and capital expenditures, for at least the next twelve months. In the long-term, we may require additional capital due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash is insufficient to meet our needs, we may seek to raise capital through equity or debt financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may include operating and financial covenants that would restrict our operations. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

Cash and cash equivalents

As of June 30, 2012 and 2011, we had $82.2 million and $86.7 million of cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less.

The following table shows our net cash provided by operating activities, net cash used in investing activities and net cash provided by (used in) financing activities for the periods indicated:

	Fiscal Year Ended June 30,		
	2012	2011	2010
	(in thousands)		
Net cash provided by operating activities	$ 32,881	$ 30,088	$ 29,787
Net cash used in investing activities	(57,931)	(49,820)	(14,685)
Net cash provided by (used in) financing activities	20,462	(12,667)	43,470
Effect of exchange rate changes on cash and cash equivalents	46	106	13
Net increase (decrease) in cash and cash equivalents	$ (4,542)	$ (32,293)	$ 58,585

Cash flows from operating activities

Net cash provided by operating activities of $32.9 million for fiscal year 2012 resulted primarily from net income of $12.9 million, non-cash charges of $29.8 million and net decrease in working capital of $9.8 million. The non-cash charges of $29.8 million included $25.3 million of depreciation and amortization, $5.4 million of share-based compensation expense and $0.6 million of allowance for doubtful accounts, partially offset by $1.5 million of deferred income tax benefit. The net decrease in working capital of $9.8 million was primarily due to a (i) $3.1 million decrease in accounts receivable due to the timing of billings and collection of payments; (ii) $1.6 million decrease in inventories as we reduced our inventories in response to changes in market condition; (iii) $1.3 million decrease in other current and long term assets primarily due to a decrease in advance payments to suppliers; (iv) $4.5 million increase in accrued and other liabilities primarily related to expenses of the Oregon fab and (v) $0.4 million increase in income taxes payable, partially offset by a $20.8 million decrease in accounts payable primarily due to timing of payment.

Net cash provided by operating activities of $30.1 million for the fiscal year 2011 resulted primarily from net income of $37.8 million, non-cash charges of $20.0 million, partially offset by the net decrease in working capital of $27.7 million. The non-cash charges of $20.0 million included $16.7 million of depreciation and amortization, $6.2 million of share-based compensation expense, partially offset by $1.8 million of income on equity investment in APM, $0.8 million of gain on equity interest in APM and $0.2 million deferred tax benefit. The net decrease in working capital of $27.7 million was primarily due to a (i) $26.9 million increase in inventories in anticipation of increased demand, (ii) $5.2 million increase in accounts receivable due to higher sales and timing of shipments and collections and (iii) $1.0 million increase in other current and long term assets, partially offset by a $5.2 million increase in accrued and other liabilities primarily related to special projects such as the U.S. GAAP conversion.

Net cash provided by operating activities of $29.8 million for the fiscal year 2010 resulted primarily from net income of $37.8 million, non-cash charges of $4.9 million, partially offset by the net decrease in working capital of $12.9 million. The non-cash charges of $4.9 million included $9.0 million of depreciation and amortization expense, $3.6 million of share-based compensation expense, partially offset by $6.5 million of income on equity investment in APM and $1.2 million deferred tax benefit. The net decrease in working capital of $12.9 million was primarily due to a (i) $9.4 million increase in accounts receivable due to higher sales and timing of our shipments and collections, (ii) $5.6 million increase in inventories to meet increased demand from our customers, (iii) $1.3 million increase in other current and long term assets and (iv) $3.8 million decrease in account payable primarily due to payment of capital expenditures, partially offset by a (a) $5.0 million increase in accrued and other liabilities primarily due to increased bonuses accrual, ESPP contributions started in April 2010 and professional fees related to the IPO, (b) $1.2 million increase in income tax payable and (c) $0.8 million increase in account payable to APM.

Cash flows from investing activities

Net cash used in investing activities of $57.9 million for fiscal year 2012 was primarily attributable to (i) $36.3 million for purchase of property and equipment to increase our in-house production capacity at the Oregon fab facility, (ii) $21.3 million of cash for acquisition of the Oregon fab in January 2012, (iii) $0.2 million increase in restricted cash and (iv) $0.1 million related to the investment in a privately held company.

Net cash used in investing activities of $49.8 million for fiscal year 2011 was primarily attributable to (i) $42.1 million for purchases of property and equipment to increase our in-house production capacity, (ii) $5.0 million of deposit which was applied to the acquisition price of the Oregon fab in January 2012, (iii) $1.8 million additional investment in APM prior to the APM acquisition, (iv) $1.6 million for the APM acquisition, net of cash acquired in December 2010, partially offset by $0.7 million decrease in restricted cash.

Net cash used in investing activities of $14.7 million for fiscal year 2010 was primarily attributable to (i) $14.0 million for purchase of property and equipment mainly to expand our in-house packaging and testing facility, and (ii) $0.7 million increase in restricted cash deposited with a bank as required under our letters of credit.

Cash flows from financing activities

Net cash provided by financing activities of $20.5 million for fiscal year 2012 was primarily attributable to $20.0 million of net proceeds from our revolving lines of credit and term loans and $2.3 million of proceeds from exercise of stock options and ESPP, partially offset by $1.6 million for repurchase of our common shares under the share repurchase program and $0.3 million in payment of capital lease obligations.

Net cash used in financing activities of $12.7 million for fiscal 2011 was primarily attributable to (i) $15.0 million of net repayment of our revolving lines of credit, (ii) $0.6 million of payments for IPO related expenses, (iii) $0.7 million for repurchase of our common shares under the share repurchase program and (iv) $0.6 million in payment of capital lease obligations, partially offset by $4.2 million of proceeds from exercise of stock options and ESPP.

Net cash provided by financing activities of $43.5 million for fiscal year 2010 was primarily attributable to $53.9 million of net proceeds from the IPO with approximately $0.5 million unpaid IPO related expenses at June 30, 2010; $0.2 million of proceeds from exercise of share options, partially offset by $10.2 million net repayment of our bank borrowings and $0.4 million in payment of capital lease obligations.

Capital expenditures

Capital expenditures were $36.3 million, $42.1 million and $14.0 million for fiscal years 2012, 2011 and 2010, respectively. Our capital expenditures primarily consisted of the purchases of property and equipment. Capital expenditures for fiscal year 2012 primarily consisted of purchases of packaging and testing equipment for our in-house packaging facilities and purchases of equipment for the Oregon fab. Prior to the acquisition of the Oregon fab in January 2012, we utilized third-party foundries for wafer fabrication and our capital expenditures were primarily related to purchase of certain specialized equipment consigned to the third-party foundries to support our production requirements. On January 31, 2012, we completed the acquisition of the Oregon fab for a purchase price of $26.3 million cash plus certain assumed liabilities of $0.5 million. Following the acquisition of the Oregon fab, we expect to use a combination of in-house capacity and third party foundries to satisfy our wafer manufacturing requirements. During the ramp-up period of the Oregon fab, we may incur additional costs and expenses related to the integration of the Oregon fab, including costs for additional personnel, raw materials, equipment and other overhead expenses.

Capital expenditures for fiscal years 2011 primarily consisted of purchases of packaging and testing equipment for our two in-house packaging facilities and purchases of consigned equipment to a third-party foundry. Following the acquisition of APM in December 2010, we relied primarily on our in-house capacities for packaging and testing our products and expect to do so in the future.

Contractual Obligations

Our contractual obligations as of June 30, 2012 are as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5years	More than 5 years
	(in thousands)				
Bank Borrowings	$ 20,000	$ 3,571	$ 16,429	$ —	$ —
Capital leases	2,175	1,025	1,050	50	50
Operating leases	18,248	3,028	5,672	3,571	5,977
Capital commitments with respect to property and equipment	2,618	2,618	—	—	—
Purchase commitments with respect to inventories and research and development	43,274	43,274	—	—	—
Total contractual obligations	$ 86,315	$ 53,516	$ 23,151	$ 3,621	$ 6,027

As of June 30, 2012, we had recorded liabilities of $3.1 million for uncertain tax positions and $0.5 million for potential interest and penalties, which are not included in the above table because we are unable to reliably estimate the amount of payments in individual years that would be made in connection with these uncertain tax positions.

Off-Balance Sheet Arrangements

As of June 30, 2012, we had no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, inventory reserves, warranty accrual, income taxes, share-based compensation, variable interest entities and useful lives for property and equipment and for goodwill and intangible assets.

Revenue recognition

We recognize revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and when collectability is reasonably assured. We recognize revenue when product is shipped to the customer, net of estimated stock rotation returns and price adjustments to certain distributors.

We sell our products primarily to distributors, who in turn sell our products globally to various end customers. Our revenue is net of the effect of the estimated stock rotation returns and price adjustments that we expect to provide to certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of the products purchased by distributors during a specified period. We estimate provision for stock rotation returns based on historical returns and individual distributor agreements. We also provide special pricing to certain distributors primarily based on volume, to encourage resale of our products. We estimate the expected price adjustments at the time the revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for our products. If actual stock rotation returns or price adjustments differ from our estimates, adjustments may be recorded in the period when such actual information is known. Allowance for price adjustments is recorded against accounts receivable and provision for stock rotation is recorded in accrued liabilities on the consolidated balance sheets. The deferred revenue, net of the associated deferred cost of the inventory, is recorded as deferred margin on the consolidated balance sheets.

Revenue from certain distributors is deferred until the distributor resells the products to end customers due to price protection adjustments and right of returns that cannot be reliably measured.

Packaging and testing services revenue is recognized upon shipment of serviced products to the customer.

Inventory reserves

We carry inventories at the lower of cost (determined on a first-in, first-out basis) or market value. Cost primarily consists of semiconductor wafers, packaging and testing, personnel, including share-based compensation expense, overhead attributable to manufacturing, operations and procurement, yield improvements, capacity utilization. Inventory reserves are made based on our periodic review of inventory quantities on hand as compared with our sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. If actual market conditions are less favorable than those forecasted by us, additional future inventory write-downs may be required that could adversely affect our operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped. If actual market conditions are more favorable than expected and the products that have previously been written down are sold, our gross margin would be favorably impacted.

Product Warranty

We provide a standard one-year warranty for the products we sell. We accrue for estimated warranty costs at the time revenue is recognized. Our warranty obligation is affected by product failure rates, labor and material costs for replacing defective parts, related freight costs for failed parts and other quality assurance costs. We monitor our product returns for warranty claims and maintain warranty reserve based on our historical experiences and anticipated warranty claims known at the time of estimation. If actual warranty costs differ significantly from our estimates, revisions to the estimated warranty accrual would be required and any such adjustments could be material.

Accounting for income taxes

We are subject to income taxes in a number of jurisdictions. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as interest and penalties related to uncertain tax positions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We establish accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. As a result, significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction-by-jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income. We intend to maintain a partial valuation allowance equal to the state research and development credit carryfowards until sufficient positive evidence exists to support reversal of the valuation allowance.

We have not provided for withholding taxes on the undistributed earnings of our foreign subsidiaries because we intend to reinvest such earnings indefinitely. As of June 30, 2012 the cumulative amount of undistributed earnings of our foreign subsidiaries considered permanently reinvested is $22,307,000. The determination of the unrecognized deferred tax liability on these earnings is not practicable. Should we decide to remit this income to the Bermuda parent company in a future period, our provision for income taxes may increase materially in that period.

In July 2006, the Financial Accounting Standards Board, or FASB, issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax law and regulations in a multitude of jurisdictions. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

Our provision for income taxes is subject to volatility and could be adversely impacted by changes in earnings or tax laws and regulations in various jurisdictions. We are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserves, as well as the related net interest and penalties.

Share-based compensation expense

We recognize share-based compensation expense based on the estimated fair value of the awards determined by the Black-Scholes option valuation model, using the accelerated vesting attribution method. Share-based compensation expense is significant to the consolidated financial statements and is calculated using our best estimates, which involve inherent uncertainties and the application of management's judgment.

We determined the weighted average valuation assumptions as follows:

- Expected term. It is determined by using the historical data of industry peers as adjusted for expected changes in future exercise patterns.

- Forfeiture rate. It is estimated based on the historical average period of time that the awards were outstanding and forfeited. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures are recognized in the period of change and impact the amount of stock compensation expenses to be recognized in future periods, which could be material if actual results differ significantly from our estimates.
- Volatility. It is estimated based on that of the publicly traded shares of industry peers over a period equivalent to the expected term of the stock awards granted.
- Risk-free interest rate. It is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the awards granted.
- Dividend yield. It is zero as the Company has never declared or paid any dividends and currently has no intention to pay dividends in the foreseeable future.

Variable Interest Entities and Investment in APM

We evaluate all transactions and relationships with potential variable interest entities (VIEs) to determine whether we are the primary beneficiary of the entities, and therefore is required to consolidate with VIEs. Our overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

- determine whether the entity meets the criteria to qualify as a VIE; and
- determine whether we are the primary beneficiary of the VIE.

In performing the first step, we consider the significant factors and judgments in making the determination as to whether an entity is a VIE include:

- the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
- the nature of our involvement with the entity;
- whether control of the entity may be achieved through arrangements that do not involve voting equity;
- whether there is sufficient equity investment at risk to finance the activities of the entity; and
- whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

For each VIE identified, we then perform the second step and evaluate whether we are the primary beneficiary of the VIE by considering the following significant factors and judgments:

- whether our variable interest absorbs the majority of the VIE's expected losses;
- whether our variable interest receives the majority of the VIE's expected returns; and
- whether we have the ability to make decisions that significantly affect the VIE's results and activities.

Based on our evaluation of the above factors and judgments, no VIEs were identified as of June 30, 2012. Prior to the APM acquisition on December 3, 2010, we had a 43.0% equity interest in APM which had been identified as a VIE; however, we were not the primary beneficiary and therefore not required to consolidate the financial statements of APM. The equity interest in APM was accounted for using the equity method through the date of acquisition.

Estimated Useful Lives for Property, Plant and Equipment and Intangible Assets

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over estimated useful lives of the assets. Patents and exclusive technology rights purchased from third parties are amortized on a straight-line basis over their estimated useful lives of three to seven years. Trade name and customer relationships acquired in a business combination are recognized at fair values at the acquisition date and amortized on a straight-line basis over their estimated economic lives of three years and four years, respectively. Prior to December 3, 2010, the APM acquisition date, certain of our manufacturing machinery and equipment were depreciated over a useful life of 5 years. Upon the completion of the APM acquisition, we revised the estimated useful lives of certain of our manufacturing machinery and equipment for depreciation purposes from 5 years to 8 years on a prospective basis.

Goodwill

Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually, or whenever changes in circumstances indicate that the carrying amount of goodwill or intangible assets may not be recoverable. These tests are performed at the reporting unit level using a two-step, fair-value based approach. In testing for a potential impairment of goodwill, we first compare the carrying value of assets and liabilities to the estimated fair value. If estimated fair value is less than carrying value, then potential impairment exists. The amount of any impairment is then calculated by determining the implied fair value of goodwill using a hypothetical purchase price allocation, similar to that which would be applied if it were an acquisition and the purchase price was equivalent to fair value as calculated in the first step. Impairment is equivalent to any excess of goodwill carrying value over its implied fair value. The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis, including calculating fair value of each reporting unit based on estimated future cash flows and discount rates to be applied.

Recently Issued Accounting Pronouncements

See Note 1 of the Notes to the consolidated financial statements under Item 15 in this Annual Report on Form 10-K for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency risk

We and our principal subsidiaries use U.S. dollars as our functional currency because most of the transactions are conducted and settled in U.S. dollars. All of our revenue and a significant portion of our operating expenses are denominated in U.S. dollars. The functional currency for our in-house packaging and testing facilities in China is U.S. dollars and a significant majority of our capital expenditures are denominated in U.S. dollars. However, foreign currencies are required to fund our overseas operations, primarily in Taiwan and China. Operating expenses of overseas operations are denominated in their respective local currencies. In order to minimize exposure to foreign currencies, we maintained cash and cash equivalent balances in foreign currencies, including Chinese Yuan ("RMB") as operating funds for our foreign operating expenses. Our management believes that our exposure to foreign currency translation risk is not significant based on a 10% sensitivity analysis in foreign currencies due to the net assets denominated in foreign currencies pertaining to foreign operations, principally in Taiwan and China, are not significant to our consolidated net assets.

Interest rate risk

Our interest-bearing assets comprise mainly interest-bearing short-term bank balances. We manage our interest rate risk by placing such balances in instruments with various short-term maturities. Borrowings expose us to interest rate risk. Borrowings are drawn down after due consideration of market conditions and expectation of future interest rate movements. In the past, our borrowings have been subject to floating interest rates, and future borrowings may expose us to cash-flow interest rate risk. We had outstanding borrowings of $20.0 million at June 30, 2012. We do not believe that a 10% change in interest rates would materially affect our results of operations.

Item 8. Financial Statements and Supplementary Data

See Part IV, Item 15 "Exhibits and Financial Statement Schedules" for our consolidated financial statements and the notes and schedules thereto filed as part of this annual report.

Selected Quarterly Consolidated Financial Data

The following tables present our unaudited consolidated financial information for each of the eight quarters in the period ended June 30, 2012. Net income per share for the four quarters of each fiscal year may not sum to the total for the fiscal year because of difference in the number of shares outstanding during each period. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in Item 1A. "Risk Factors."

	Quarter Ended			
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
	(in thousands, except per share data)			
Revenue	$ 94,272	$ 83,858	$ 80,713	$ 83,448
Gross profit	25,021	19,294	18,273	20,577
Operating income	7,747	3,756	2,332	2,900
Net income	$ 6,700	$ 2,604	$ 1,474	$ 2,139
Net income per share				
Basic	$ 0.27	$ 0.11	$ 0.06	$ 0.09
Diluted	$ 0.26	$ 0.10	$ 0.06	$ 0.08

	Quarter Ended			
	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
		(1)	(1)	(1)
	(in thousands, except per share data)			
Revenue	$ 96,835	$ 91,074	$ 83,982	$ 89,417
Gross profit	29,439	28,441	23,196	24,145
Operating income	10,241	11,338	7,547	8,688
Net income	$ 9,682	$ 10,654	$ 8,691	$ 8,800
Net income per share attributable to common shareholders				
Basic	$ 0.39	$ 0.44	$ 0.38	$ 0.40
Diluted	$ 0.37	$ 0.41	$ 0.36	$ 0.37

(1) We formerly prepared our consolidated financial statements under IFRS and furnished our IFRS quarterly financial statements for these quarters on Form 6-Ks. Pursuant to the SEC requirements, we assessed our ownership structure as of December 31, 2010 and determined that we no longer qualified as a foreign private issuer. As a result, beginning on July 1, 2011, we are required to report our financial statements under U.S. GAAP and file our annual report on Form 10-K, as well as to comply with additional SEC reporting obligations as a domestic issuer. Accordingly, we have converted our consolidated financial statements from IFRS to U.S. GAAP. See "Item 6. Selected Financial Data" for a discussion of relevant differences of individual items in the financial statements between IFRS and U.S. GAAP.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2012 have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and Rule 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In performing this assessment, management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based upon this assessment, our management has concluded that, as of June 30, 2012, our internal control over financial reporting was effective.

We excluded the Oregon fab, or Jireh Semiconductor Inc., or Jireh, from our assessment of the effectiveness of our internal control over financial reporting as of June 30, 2012 because it was acquired by us in a purchase business combination in January 2012. Jireh, our wholly-owned subsidiary, constituted 27.0% of total assets reported in our consolidated financial statements as of June 30, 2012.

The effectiveness of the Company's internal control over financial reporting as of June 30, 2012 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report, included on the following page.

Limitation on the Effectiveness of Controls

While our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance that their respective objectives will be met, we do not expect that our disclosure controls and procedures or our internal control over financial reporting are or will be capable of preventing or detecting all errors and all fraud. Any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2012 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Alpha and Omega Semiconductor Limited

We have audited Alpha and Omega Semiconductor Limited (a Bermuda corporation) and subsidiaries' (collectively, the "Company") internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. Our audit of, and opinion on, the Company's internal control over financial reporting does not include internal control over financial reporting of the Oregon fab, or Jireh Semiconductor Inc. ("Jireh"), a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 27 and zero percent, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2012. As described in Management's Annual Report on Internal Control over Financial Reporting, the Oregon fab, or Jireh was acquired by the Company in a purchase business combination in January 2012 and therefore, management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of the Oregon fab, or Jireh.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alpha and Omega Semiconductor Limited and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of June 30, 2012, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year ended June 30, 2012. Our audit of the basic financial statements included the financial statement schedules listed in the index appearing under Item 15(a)(2). Our report dated August 31, 2012 expressed an unqualified opinion on those consolidated financial statements and schedules.

/s/ GRANT THORNTON LLP

San Jose, California
August 31, 2012

Item 9B. Other Information

None

PART III

Certain information required by Part III is omitted from this report on Form 10-K since we intend to file our definitive proxy statement for our next annual meeting of shareholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "2012 Proxy Statement"), no later than 120 days after the end of fiscal year 2012, and certain information to be included in the 2012 Proxy Statement is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item concerning our directors, executive officers, Section 16 compliance and corporate governance matters is incorporated by reference to the information set forth in the sections titled "Election of Directors," "Management," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2012 Proxy Statement.

Item 11. Executive Compensation

The information required by this item regarding executive compensation is incorporated by reference from the information set forth under the captions "Compensation of Non-Employee Directors" and "Executive Compensation," in our 2012 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth in the section titled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in our 2012 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item regarding related party transactions and director independence is incorporated by reference from the information set forth under the captions "Board of Directors and Committees of the Board", "Related Party Transactions" and "Section 16(a) Beneficial Ownership Reporting Compliance," in our 2012 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item regarding principal accountant fees and services is incorporated by reference from the information set forth under the caption "Proposal 2 - Ratification of Appointment of Independent Registered Public Accounting Firm," in our 2012 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this annual report:

(1) Consolidated Financial Statements. The index to the consolidated financial statements is below.

(2) Financial Statement Schedules.

(b) Exhibits

The exhibits listed on the accompanying Index to Exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this annual report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Alpha and Omega Semiconductor Limited

We have audited the accompanying consolidated balance sheet of Alpha and Omega Semiconductor Limited (a Bermuda corporation) and subsidiaries (collectively, the "Company") as of June 30, 2012, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year ended June 30, 2012. Our audit of the basic consolidated financial statements included the financial statement schedules listed in the index appearing under Item 15 (a)(2). These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alpha and Omega Semiconductor Limited and subsidiaries as of June 30, 2012 and the results of their operations and their cash flows for the year ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 31, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

San Jose, California
August 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Alpha and Omega Semiconductor Limited

In our opinion, the consolidated balance sheet as of June 30, 2011 and the related consolidated statements of income, of shareholders' equity and comprehensive income and of cash flows for each of two years in the period ended June 30, 2011 present fairly, in all material respects, the financial position of Alpha and Omega Semiconductor Limited and its subsidiaries at June 30, 2011, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules for each of the two years in the period ended June 30, 2011 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Jose, California
September 9, 2011

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands except par value per share)

	June 30, 2012	June 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 82,166	$ 86,708
Restricted cash	236	54
Accounts receivable, net	38,850	42,503
Inventories	65,778	65,251
Deferred income tax assets	2,789	1,773
Other current assets	3,962	5,056
Total current assets	193,781	201,345
Property, plant and equipment, net	158,543	127,839
Intangible assets, net	1,028	1,599
Goodwill	269	—
Deferred income tax assets	10,061	9,048
Other long-term assets	2,475	7,607
Total assets	$ 366,157	$ 347,438
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings - current portion	$ 3,571	$ —
Accounts payable	35,646	64,678
Accrued liabilities	21,026	15,123
Income taxes payable	2,349	2,377
Deferred margin	366	495
Capital leases - current portion	961	306
Total current liabilities	63,919	82,979
Bank borrowings - long term	16,429	—
Income taxes payable - long term	3,509	3,081
Deferred income tax liabilities	587	25
Capital leases - long term	1,085	130
Deferred rent	1,235	973
Total liabilities	86,764	87,188
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred shares, par value $0.002 per share:		
Authorized: 10,000 shares; Issued and outstanding: none at June 30, 2012 and 2011	—	—
Common shares, par value $0.002 per share:		
Authorized: 50,000 shares; Issued and outstanding: 25,167 shares and 24,938 shares at June 30, 2012 and 24,612 shares and 24,562 shares at June 30, 2011	50	49
Treasury shares at cost; 229 shares at June 30, 2012 and 50 shares at June 30, 2011	(2,104)	(693)
Additional paid-in capital	160,602	153,004
Accumulated other comprehensive income	972	934
Retained earnings	119,873	106,956
Total shareholders' equity	279,393	260,250
Total liabilities and shareholders' equity	$ 366,157	$ 347,438

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Fiscal Year Ended June 30,		
	2012	2011	2010
Revenue	$ 342,291	$ 361,308	$ 301,840
Cost of goods sold	259,126	256,087	221,649
Gross profit	83,165	105,221	80,191
Operating expenses:			
Research and development	30,630	29,470	20,943
Selling, general and administrative	35,800	37,937	26,323
Total operating expenses	66,430	67,407	47,266
Operating income	16,735	37,814	32,925
Interest income	105	280	39
Interest expense	(342)	(263)	(189)
Income on equity investment in APM	—	1,768	6,546
Gain on equity interest in APM	—	837	—
Income before income taxes	16,498	40,436	39,321
Income tax expense	3,581	2,609	1,497
Net income	$ 12,917	$ 37,827	$ 37,824
Net income attributable to common shareholders			
Basic	$ 12,917	$ 37,827	$ 34,371
Diluted	$ 12,917	$ 37,827	$ 37,824
Net income per share attributable to common shareholders			
Basic	$ 0.52	$ 1.61	$ 3.24
Diluted	$ 0.50	$ 1.51	$ 1.78
Weighted average number of common shares used to compute net income per share attributable to common shareholders			
Basic	24,656	23,495	10,594
Diluted	25,606	24,989	21,192

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(in thousands)

	Convertible Preferred Shares		Common Shares		Treasury Stock							
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Deferred Share-Based Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholder's Equity	Total Comprehensive Income
Balance, June 30, 2009	10,712	$ 21	7,919	$ 16	—	$ —	$ 62,982	$ (221)	$ 609	$ 31,093	$ 94,500	
Exercise of common stock options	—	—	70	—	—	—	172	—	—	—	172	
Share-based compensation expense	—	—	—	—	—	—	3,360	199	—	—	3,559	
Proceeds from initial public offering, net of issuance costs	—	—	3,400	7	—	—	53,372	—	—	—	53,379	
Conversion of preferred shares upon the initial public offering	(10,712)	(21)	10,712	21	—	—	(212)	—	—	212	—	
Net income	—	—	—	—	—	—	—	—	—	37,824	37,824	$ 37,824
Cumulative translation adjustment	—	—	—	—	—	—	—	—	12	—	12	12
Balance, June 30, 2010	—	—	22,101	44	—	—	119,674	(22)	621	69,129	189,446	37,836
Initial public offering issuance costs	—	—	—	—	—	—	(117)	—	—	—	(117)	
Exercise of common stock options	—	—	586	1	—	—	2,621	—	—	—	2,622	
Issuance of shares for Employee Stock Purchase Plan	—	—	159	—	—	—	1,612	—	—	—	1,612	
Issuance of shares for APM acquisition	—	—	1,766	4	—	—	23,062	—	—	—	23,066	
Repurchase of common shares under shares repurchase program	—	—	—	—	(50)	(693)	—	—	—	—	(693)	
Share-based compensation expense	—	—	—	—	—	—	6,152	22	—	—	6,174	
Net income	—	—	—	—	—	—	—	—	—	37,827	37,827	37,827
Cumulative translation adjustment	—	—	—	—	—	—	—	—	313	—	313	313
Balance, June 30, 2011	—	—	24,612	49	(50)	(693)	153,004	—	934	106,956	260,250	38,140
Exercise of common stock options and release of RSUs	—	—	382	1	12	163	852	—	—	—	1,016	
Issuance of common shares under Employee Stock Purchase Plan	—	—	173	—	—	—	1,324	—	—	—	1,324	
Repurchase of common shares under shares repurchase program	—	—	—	—	(191)	(1,574)	—	—	—	—	(1,574)	
Share-based compensation expense	—	—	—	—	—	—	5,422	—	—	—	5,422	
Net income	—	—	—	—	—	—	—	—	—	12,917	12,917	12,917
Cumulative translation adjustment	—	—	—	—	—	—	—	—	38	—	38	38
Balance, June 30, 2012	—	$ —	25,167	$ 50	(229)	$ (2,104)	$ 160,602	$ —	$ 972	$ 119,873	$ 279,393	$ 12,955

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended June 30,		
	2012	2011	2010
Cash flows from operating activities			
Net income	$ 12,917	$ 37,827	$ 37,824
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	24,692	16,261	8,769
Amortization	571	417	242
Allowance for doubtful accounts	559	—	—
Share-based compensation expense	5,422	6,174	3,559
Income on equity investment in APM	—	(1,768)	(6,546)
Gain on equity interest in APM	—	(837)	—
Deferred income taxes, net	(1,468)	(246)	(1,166)
Loss on disposal of property and equipment	8	3	40
Changes in working capital:			
Accounts receivable	3,094	(5,195)	(9,359)
Inventories	1,632	(26,941)	(5,600)
Other current and long term assets	1,327	(973)	(1,283)
Accounts payable	(20,768)	(1,262)	(3,763)
Account payable to APM	—	1,277	819
Income taxes payable	399	196	1,229
Accrued and other liabilities	4,496	5,155	5,022
Net cash provided by operating activities	$ 32,881	$ 30,088	$ 29,787
Cash flows from investing activities			
Acquisitions, net of cash acquired	(21,330)	(1,569)	—
Prepayment for acquisition of wafer fabrication assets	—	(5,000)	—
Purchase of property and equipment	(36,318)	(42,073)	(13,980)
Proceeds from sale of property and equipment	—	—	2
Restricted cash released (placed)	(183)	653	(707)
Additional investment in APM before the APM acquisition	—	(1,831)	—
Investment in a privately held company	(100)	—	—
Net cash used in investing activities	$ (57,931)	$ (49,820)	$ (14,685)
Cash flows from financing activities			
Proceeds from exercise of stock options and ESPP	2,340	4,234	172
Payment for repurchase of common shares	(1,574)	(693)	—
Proceeds from bank borrowings	48,800	23,461	3,680
Repayments of bank borrowings	(28,798)	(38,488)	(13,856)
Principal payments on capital leases	(306)	(571)	(398)
Net proceeds from IPO	—	—	53,872
Payment for IPO related expenses	—	(610)	—
Net cash provided by (used in) financing activities	$ 20,462	$ (12,667)	$ 43,470
Effect of exchange rate changes on cash and cash equivalents	46	106	13
Net increase (decrease) in cash and cash equivalents	(4,542)	(32,293)	58,585
Cash and cash equivalents at beginning of year	86,708	119,001	60,416
Cash and cash equivalents at end of year	$ 82,166	$ 86,708	$ 119,001

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Supplemental disclosures of cash flow information:						
Cash paid for interest	$	342	$	263	$	188
Cash paid for income taxes	$	4,879	$	2,543	$	1,512
Supplemental disclosures of non-cash investing and financing information:						
Property and equipment purchased but not yet paid	$	8,509	$	15,755	$	9,931
Property and equipment acquired under capital leases	$	1,916	$	—	$	—
Capitalized IPO costs included in accrued liabilities	$	—	$	—	$	493
Issuance of common shares for the APM acquisition	$	—	$	23,066	$	—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

The Company

Alpha and Omega Semiconductor Limited and its subsidiaries (the "Company", "AOS", "we" or "us") design, develop and supply a broad range of power semiconductors. The Company's portfolio of products targets high-volume applications, including portable computers, flat panel TVs, smart phones, battery packs, motor controls and power supplies. The Company conducts its operations primarily in the United States of America ("USA"), Hong Kong, Macau, China, Taiwan, Korea and Japan.

On December 3, 2010, the Company acquired control of Agape Package Manufacturing Ltd. ("APM") in a cash and stock transaction for a purchase price of $40,045,000. The Company held a 43.0% equity interest in APM prior to the acquisition, which was accounted for under the equity method of accounting. After the acquisition, APM became a wholly-owned subsidiary of the Company. For more information, see Note 5 and Note 6 to the consolidated financial statements.

On January 31, 2012, the Company completed the acquisition of certain assets, including land, building, machinery and equipment and inventories, associated with a wafer fabrication facility located in Hillsboro, Oregon (the "Oregon fab") from Integrated Device Technology, Inc, ("IDT"), for a purchase price of $26,330,000 in cash plus certain assumed liabilities of $512,000. For more information, see Note 5 to the consolidated financial statements.

Basis of Preparation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of inter-company balances and transactions. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Certain reclassifications have been made to prior period amounts to conform to current period presentation. Such reclassifications have no effect on revenues, income from operations or net income as previously reported.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including those related to stock rotation returns, price adjustments, inventory reserves, warranty accrual, income taxes, share-based compensation, variable interest entities and useful lives for property, plant and equipment and intangible assets.

Foreign Currency Transactions and Translation

Most of the Company's principal subsidiaries use U.S. dollars as their functional currency because their transactions are primarily conducted and settled in U.S. dollars. All of their revenue and a significant portion of their operating expenses are denominated in U.S. dollars. The functional currencies for the Company's in-house packaging and testing facilities in China are U.S. dollars, and a significant majority of their capital expenditures are denominated in U.S. dollars. Foreign currency transactions are translated into the functional currencies using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary assets and liabilities denominated in foreign currencies using exchange rates at balance sheet date and non-monetary assets and liabilities using historical exchange rates, are recognized in the statements of income.

For the Company's subsidiaries which use the local currency as their functional currency, their results and financial position are translated into U.S. dollars using exchange rates at balance sheet dates for assets and liabilities and using average exchange rates for income and expenses items. The resulting translation differences are presented as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Cash equivalents are highly liquid investments with stated maturities of three months or less as of the dates of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.

Cash and cash equivalents are maintained with reputable major financial institutions. If, due to current economic conditions, one or more of the financial institutions with which the Company maintains deposits fails, the Company's cash and cash equivalents may be at risk. Deposits with these banks may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Accounts Receivable

The allowance for doubtful accounts is based on assessment of the collectibility of accounts receivable from customers. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. The Company writes off a receivable and charges against its recorded allowance when it has exhausted its collection efforts without success.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair Value of Financial Instruments

The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and short term bank borrowings approximate their carrying values due to their short-term maturities. The fair value of the Company's capital lease obligations approximate the carrying value due to the short-term maturity of the leases.

Inventories

The Company carries inventories at the lower of cost (determined on a first-in, first-out basis) or market value. Cost includes semiconductor wafer and raw materials, labor, depreciation expenses and other manufacturing expenses and overhead, and packaging and testing fees paid to third parties if subcontractors are used. Inventory reserves are made based on the Company's periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. If actual market conditions are less favorable than those forecasted by management, additional future inventory write-downs may be required that could adversely affect the Company's operating results. Inventory reserves once established are not reversed until the related inventory has been sold or scrapped.

Variable Interest Entities and Investment in APM

The Company is required to evaluate all transactions and relationships with potential variable interest entities (VIEs) to determine whether it is the primary beneficiary of the entities, and therefore is required to consolidate the VIEs. The Company's overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:

- determine whether the entity meets the criteria to qualify as a VIE; and
- determine whether the Company is the primary beneficiary of the VIE.

In performing the first step, the significant factors and judgments that the Company considers in making the determination as to whether an entity is a VIE include:

- the design of the entity, including the nature of risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
- the nature of the Company's involvement with the entity;
- whether control of the entity may be achieved through arrangements that do not involve voting equity;
- whether there is sufficient equity investment at risk to finance the activities of the entity; and
- whether parties other than the equity holders have the obligation to absorb expected losses or the right to receive residual returns.

For each VIE identified, the Company then performs the second step and evaluate whether it is the primary beneficiary of the VIE by considering the following significant factors and judgments:

- whether the Company's variable interest absorbs the majority of the VIE's expected losses;
- whether the Company's variable interest receives the majority of the VIE's expected returns; and
- whether the Company has the ability to make decisions that significantly affect the VIE's results and activities.

Based on the Company's evaluation of the above factors and judgments, no VIEs were identified as of June 30, 2012. Prior to the APM acquisition in December 2010, the Company held 43.0% equity interest in APM which was identified as a VIE. However, the Company was not considered as the primary beneficiary and hence not required to consolidate the financial statements of APM. The equity interest in APM was accounted for using the equity method of accounting through the date of acquisition.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.

Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Building	20 years
Manufacturing machinery and equipment	3 to 10 years
Equipment and tooling	5 years
Computer equipment and software	3 years
Office furniture and equipment	5 years
Leasehold improvements	2 to 15 years based on shorter of expected economic useful life or the lease term

Equipment and construction in progress represent equipment received but necessary installation has not been performed or leasehold improvements have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.

Internal use software development costs are capitalized to the extent that the costs are directly associated with the development of identifiable and unique software products controlled by the Company that will probably generate economic benefits beyond one year. Costs incurred during the application development stage are required to be capitalized. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Costs included employee costs incurred to develop the software and implementation fees paid to outside consultants. Internal developed computer software are amortized over its estimated useful lives of five years starting from the date when it is ready for its intended use.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as selling, general and administrative expenses in the statements of income. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

During the fiscal year ended June 30, 2011, after performing a review and assessment of the useful life of certain manufacturing machinery and equipment, the Company revised the estimated useful lives of those manufacturing machinery and equipment for depreciation purposes from 5 years to 8 years beginning December 1, 2010 on a prospective basis. The effect of this change was to decrease depreciation expense related to cost of goods sold by approximately $5.1 million, increase net income by approximately $3.9 million, net of a tax effect of $1.2 million, and increase basic net income per share by approximately $0.17 and diluted net income per share by $0.16 for the fiscal year ended June 30, 2011.

Business Combinations

Effective January 1, 2009, the Company adopted Financial Accounting Standards Board ("FASB") ASC 805, *Business Combinations* ("ASC 805"). This updated guidance requires the acquirer of a business to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, measured at their fair values as of the acquisition date. Under ASC 805, the Company recognizes contingent consideration arrangements at their acquisition-date fair values with subsequent changes in fair value reflected in earnings, recognizes pre-acquisition loss and gain contingencies at their acquisition-date fair values (with certain exceptions), capitalizes in-process research and development assets, expenses acquisition-related transaction costs as incurred, and limits the capitalization of acquisition-related restructuring as of the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period are recognized in earnings rather than as an adjustment to the cost of acquisition.

Goodwill

Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually, or whenever changes in circumstances indicate that the carrying amount of goodwill or intangible assets may not be recoverable. These tests are performed at the reporting unit level using a two-step, fair-value based approach. In testing for a potential impairment of goodwill, the Company first compares the carrying value of assets and liabilities to the estimated fair value. If estimated fair value is less than carrying value, then potential impairment exists. The amount of any impairment is then calculated by determining the implied fair value of goodwill using a hypothetical purchase price allocation, similar to that which would be applied if it were an acquisition and the purchase price was equivalent to fair value as calculated in the first step. Impairment is equivalent to any excess of goodwill carrying value over its implied fair value.

The process of evaluating the potential impairment of goodwill requires significant judgment at many points during the analysis, including calculating fair value of each reporting unit based on estimated future cash flows and discount rates to be applied.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Intangible assets include patents and exclusive technology rights, trade names and customer relationships. Intangible assets with finite lives are amortized on a straight-line basis over the estimated periods of benefit, as follows:

Patents and exclusive technology rights	3 to 7 years
Trade name	3 years
Customer relationships	4 years

The Company evaluates its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and fair value less costs to sell.

Impairment of Long-Lived Assets

Long-lived assets or asset groups are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Factors that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Where such factors indicate potential impairment, the recoverability of an asset or asset group is assessed by determining if the carrying value of the asset or asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life. The impairment loss is measured based on the difference between the carrying amount and estimated fair value.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence that an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and when collectability is reasonably assured. The Company recognizes revenue when product is shipped to the customer, net of estimated stock rotation returns and price adjustments that it expects to provide to certain distributors.

The Company sells its products primarily to distributors, who in turn sell the products globally to various end customers. The Company allows stock rotation returns from certain distributors. Stock rotation returns are governed by contract and are limited to a specified percentage of the monetary value of products purchased by distributors during a specified period. The Company records an allowance for stock rotation returns based on historical returns and individual distributor agreements. The Company also provides special pricing to certain distributors, primarily based on volume, to encourage resale of the Company's products. The Company estimates the expected price adjustments at the time revenue is recognized based on distributor inventory levels, pre-approved future distributor selling prices, distributor margins and demand for its products. If actual stock rotation returns or price adjustments differ from their estimates, adjustments may be recorded in the period when the actual information is known. Allowance for price adjustments is recorded against accounts receivable and the provision for stock rotation rights is included in accrued liabilities on the consolidated balance sheets.

Revenue from certain distributors is deferred until the distributor resells the products to end customers due to price protection adjustments and right of returns that cannot be reliably measured. The deferred revenue, net of the associated deferred cost of the inventory, is recorded as deferred margin on the consolidated balance sheets.

Packaging and testing services revenue is recognized upon shipment of serviced products to the customer.

Product Warranty

The Company provides a standard one-year warranty for the products it sells. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates, labor and material costs for replacing defective parts, related freight costs for failed parts and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains warranty reserve based on historical experiences and anticipated warranty claims known at the time of estimation.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold.

Research and Development

Research and development costs are expensed as incurred.

Provision for Income Taxes

Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

The Company is subject to income taxes in a number of jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company establishes accruals for certain tax contingencies based on estimates of whether additional taxes may be due. While the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Significant management judgment is also required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or research and experimentation tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. We consider all available positive and negative evidence on a jurisdiction by jurisdiction basis when assessing whether it is more likely than not that deferred tax assets are recoverable. We consider evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income.

In July 2006, the Financial Accounting Standards Board, or FASB, issued a guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management. If the ultimate resolution of tax uncertainties is different from what is currently estimated, a material impact on income tax expense could result.

Our provision for income taxes is subject to volatility and could be adversely impacted by changes in earnings or tax laws and regulations in various jurisdictions. We are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserves, as well as the related net interest and penalties.

Share-based Compensation Expense

The Company recognizes expense related to share-based compensation awards that are ultimately expected to vest based on estimated fair values on the date of grant using the Black-Scholes option valuation model. Share-based compensation expense is recognized on the accelerated vesting attribution basis over the requisite service period of the award, which generally equals the vesting period.

The Company maintains an equity-settled, share-based compensation plan which grant share options and restricted share units (the "RSUs") to employees, directors and consultants. In May 2010, the Company adopted the Employee Share Purchase Plan (the "ESPP"). The fair value of RSUs is based on the fair value of the Company's common share on the date of grant. The fair values of stock options and common stock issued under the ESPP are determined at the date of grant using the Black-Scholes option valuation model.

The Company determined the weighted average valuation assumptions as follows:

- *Expected term.* It is determined by using the historical data of industry peers as adjusted for expected changes in future exercise patterns.
- *Forfeiture rate.* It is estimated based on the historical average period of time that the awards were outstanding and forfeited. The estimate of forfeitures is adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates. Changes in estimated forfeitures are recognized in the period of change and impact the amount of stock compensation expenses to be recognized in future periods, which could be material if actual results differ significantly from our estimates.
- *Volatility.* It is estimated based on that of the publicly traded shares of industry peers over a period equivalent to the expected term of the stock awards granted.
- *Risk-free interest rate.* It is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the awards granted.
- *Dividend yield.* It is zero as the Company has never declared or paid any dividends and currently has no intention to pay dividends in the foreseeable future.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company's other comprehensive income (loss) consists of cumulative foreign currency translation adjustments. Total comprehensive income (loss) is presented in the consolidated statements of shareholders' equity.

Leases

Leases entered into by the Company as a lessee are classified as capital or operating leases. Leases that transfer substantially the entire risks and benefits incidental to ownership are classified as capital leases. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the asset's fair market value at the beginning of each lease. Rental payments under operating leases are expensed as incurred.

Risks and Uncertainties

The Company is subject to certain risks and uncertainties. The Company believes changes in any of the following areas could have a material adverse effect on the Company's future financial position or results of operations or cash flows: new product development, including market receptiveness, operation of in-house manufacturing facilities, litigation or claims against the Company based on intellectual property, patent, product regulatory or other factors, competition from other products, general economic conditions, the ability to attract and retain qualified employees and ultimately to sustain profitable operations.

The semiconductor industry is characterized by rapid technological change, competition, competitive pricing pressures and cyclical market patterns. The Company's financial results are affected by a wide variety of factors, including general economic conditions specific to the semiconductor industry and the Company's particular market, the timely implementation of new products, new manufacturing process technology and the ability to safeguard patents and intellectual property in a rapidly evolving market. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns. As a result, the Company may experience significant period-to-period fluctuations in operating results due to the factors mentioned above or other factors.

The Company has recently transitioned from a fabless to a "fab-lite" business model by completing the acquisition of the Oregon fab on January 31, 2012. Under this model, the Company allocates its wafer manufacturing requirements to both in-house capacity and selected third-party foundries. The Company also deploys and implements its proprietary power discrete processes and equipment at third-party foundries to maximize the performance and quality of its products.

The Company's revenue may be impacted by its ability to obtain adequate wafer supplies from third-party foundries and utilize wafer production and packaging and testing capacity from its in-house facilities. Currently the Company's main third-party foundry is Shanghai Hua Hong NEC Electronic Company Limited, or HHNEC, located in Shanghai, China. HHNEC has been manufacturing wafers for the Company since 2002. HHNEC manufactured 49.9% and 68.7% of the wafers used in the Company's products for the fiscal year ended June 30, 2012 and 2011, respectively. Although the Company believes that its volume of production allows the Company to secure favorable pricing and priority in allocation of capacity in its third-party foundries, if the foundries' capacities are constrained due to market demands, HHNEC, together with other foundries from which the Company purchases wafers, may not be willing or able to satisfy all of the Company's manufacturing requirements on a timely basis and/or at favorable prices The Company is also subject to the risks of service disruptions and raw material shortages by its foundries. Such disruptions, shortages and price increases could harm the Company's operating results. In addition, if the Company fails to utilize its manufacturing facilities' capacity at a desirable level, its financial condition and results of operations will be adversely effected.

Recent Accounting Pronouncements

In July 2012, the FASB issued the Accounting Standards Update or ASU, 2012-02, *Intangibles-Goodwill and Other: Testing Indefinite-Lived Intangible Assets for Impairment,* that allows entities to have the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with ASC 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

In December 2011, the FASB issued the ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,* that deferred the effective date for amendments to the presentation of reclassifications of items out of other comprehensive income. ASU 2011-12 was issued to allow the FASB time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities. During the redeliberation period, entities will continue to report reclassifications out of accumulated other comprehensive income using guidance in effect before ASU 2011-05 was issued. ASU 2011-05 is to be applied retrospectively and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The Company does not expect the adoption of these provisions to have a material effect on its consolidated financial statements.

In September 2011, the FASB issued the ASU 2011-08, *Intangibles—Goodwill and Other: Testing Goodwill For Impairment*, that allows entities to first assess qualitatively whether it is necessary to perform the two-step goodwill impairment test. If any entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative two-step goodwill impairment test is required. An entity has the unconditional option to bypass the qualitative assessment and proceed directly to performing the first step of the goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company does not expect the adoption of these provisions to have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued the ASU 2011-05, *Comprehensive Income: Presentation of Comprehensive Income.* The new guidance requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new guidance also requires presentation of adjustments for items that are reclassified from other comprehensive income to net income in the statement where the components of net income and the components of other comprehensive income are presented. The guidance is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance will only impact the presentation of the Company's consolidated financial statements.

In May 2011, FASB issued ASU 2011-04, which generally represents clarifications of Topic 820, *Fair Value Measurement* , but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards, or IFRSs. ASU 2011-04 should be applied prospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption of this ASU 2011-04 to have a material impact on its consolidated financial statements.

2. Net Income Per Share

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares outstanding, plus potential shares of common stock during the period. Potential shares of common stock include dilutive shares attributable to the assumed exercise of share options, ESPP shares and vesting of RSUs using the treasury stock method and contingent issuances of common shares related to convertible preferred shares, if dilutive. Under the treasury stock method, potential common shares outstanding is not included in the computation of diluted net income per share if their effect is anti-dilutive.

In May 2010, all of the Company's outstanding convertible preferred shares were converted into common shares in connection with the initial public offering ("IPO"). Prior to the conversion, holders of Series A, Series B and Series C convertible preferred share were each entitled to receive 8% per annum non-cumulative dividends, payable prior and in preference to any dividends on any other shares of the Company's capital stock. No such dividends were ever declared or paid. For periods prior to the conversion of the convertible preferred shares, net income per share information is computed using the two-class method. Under the two-class method, basic net income per share attributable to common shareholders is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. Net income attributable to common shareholders is computed by subtracting from net income the portion of earnings generated for the period through the IPO that the preferred shareholders would have been entitled to receive pursuant to their dividend rights had this portion of net income been distributed.

The following table presents the calculation of basic and diluted net income per share attributable to common shareholders:

	Year Ended June 30,		
	2012	2011	2010
	(in thousands, except per share data)		
Numerator:			
Basic:			
Net income	$ 12,917	$ 37,827	$ 37,824
8% non-cumulative dividends on convertible preferred stock	—	—	(3,453)
Net income attributable to common shareholders - Basic	12,917	37,827	34,371
Diluted:			
Net income attributable to common shareholders - Basic	12,917	37,827	34,371
Adjustment to net income for dilutive securities	—	—	3,453
Net income attributable to common shareholders - Diluted	$ 12,917	$ 37,827	$ 37,824
Denominator:			
Basic:			
Weighted average number of common shares used to compute basic net income per share	24,656	23,495	10,594
Diluted:			
Weighted average number of common shares used to compute basic net income per share	24,656	23,495	10,594
Convertible preferred shares	—	—	8,926
Stock options, RSUs and ESPP shares	950	1,494	1,672
Weighted average number of common shares used to compute diluted net income per share	25,606	24,989	21,192
Net income per share attributable to common shareholders:			
Basic	$ 0.52	$ 1.61	$ 3.24
Diluted	$ 0.50	$ 1.51	$ 1.78

The following potential dilutive securities were excluded from the computation of diluted net income per share as their effect would have been anti-dilutive:

	Year Ended June 30,		
	2012	2011	2010
		(in thousands)	
Employee stock options and RSUs	2,694	1,623	2,120
ESPP to purchase common shares	344	464	—
Total potential dilutive securities	3,038	2,087	2,120

3. Concentration of Credit Risk and Significant Customers

The Company manages its credit risk associated with exposure to distributors and direct customers on outstanding accounts receivable through the application of credit approvals, credit ratings and other monitoring procedures. In some instances, the Company also obtains letters of credit from certain customers.

Credit sales, which are mainly on credit terms of 30 to 60 days, are only made to customers who meet the Company's credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company considers its financial assets to be of good credit quality because its key distributors and direct customers have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company closely monitors the aging of accounts receivable from its distributors and direct customers, and regularly reviews their financial positions, where available.

Summarized below are individual customers whose revenue or accounts receivable balances were 10% or higher than the respective total consolidated amounts:

	Year Ended June 30,		
Percentage of revenue	**2012**	**2011**	**2010**
Customer A	24.0%	30.6%	33.0%
Customer B	40.9%	36.7%	41.1%
Customer C	13.9%	11.5%	10.3%

	June 30,	
Percentage of accounts receivable	**2012**	**2011**
Customer A	34.1%	28.5%
Customer B	23.6%	32.7%
Customer C	20.4%	14.0%

4. Balance Sheet Components

Accounts receivable

	June 30,	
	2012	2011
	(in thousands)	
Accounts receivable	$ 55,858	$ 61,768
Less: Allowance for price adjustments	(16,256)	(19,235)
Less: Allowance for doubtful accounts	(752)	(30)
Accounts receivable, net	$ 38,850	$ 42,503

Inventories

	June 30,	
	2012	2011
	(in thousands)	
Raw materials	$ 27,856	$ 30,713
Work in-process	28,188	20,513
Finished goods	9,734	14,025
	$ 65,778	$ 65,251

Property, plant and equipment

	June 30,	
	2012	2011
	(in thousands)	
Land	$ 4,950	$ —
Building	4,077	—
Manufacturing machinery and equipment	152,307	107,555
Equipment and tooling	9,910	9,232
Computer equipment and software	14,912	11,906
Office furniture and equipment	1,630	1,597
Leasehold improvements	22,463	15,949
	210,249	146,239
Less accumulated depreciation	(63,114)	(38,617)
	147,135	107,622
Equipment and construction in progress	11,408	20,217
Property, plant and equipment, net	$ 158,543	$ 127,839

Total depreciation expense, including those related to capital lease, was $24,692,000, $16,261,000 and $8,769,000 for fiscal year 2012, 2011 and 2010, respectively.

The gross amount of computer software recorded under capital lease was $3,516,000 and $1,600,000 and the related accumulated depreciation was $1,600,000 and $1,200,000, respectively, at June 30, 2012 and 2011.

The Company capitalized $588,000 of software development costs for fiscal year 2012 and an immaterial amount for each of fiscal year 2011 and 2010. Amortization of capitalized software development costs was $885,000, $816,000 and $799,000 for fiscal year 2012, 2011 and 2010, respectively. Unamortized capitalized software development costs at June 30, 2012 and 2011 were $1,178,000 and $1,475,000, respectively.

Intangible assets

	June 30,	
	2012	2011
	(in thousands)	
Patents and exclusive technology rights	$ 1,566	$ 1,566
Trade name	250	250
Customer relationships	1,150	1,150
	2,966	2,966
Less accumulated amortization	(1,938)	(1,367)
Intangible assets, net	$ 1,028	$ 1,599

The gross amount of the exclusive technology rights recorded under capital lease was $1,566,000 and $1,566,000 and the related accumulated amortization was $1,351,000 and $1,151,000, respectively, at June 30, 2012 and 2011.

Amortization expense for intangible assets, including those related to capital lease, was $571,000, $417,000 and $242,000 for the years ended June 30, 2012, 2011 and 2010, respectively.

Future minimum amortization expense of intangible assets is as follows:

Year ending June 30,	(in thousands)
2013	$ 532
2014	365
2015	131
	$ 1,028

Goodwill

The changes in the carrying value of goodwill is as follows (in thousands):

	(in thousands)
Balance at June 30, 2011	$ —
Addition: Oregon Fab acquisition	269
Balance at June 30, 2012	$ 269

Other long term assets

	June 30,	
	2012	2011
	(in thousands)	
Deposit for acquisition of wafer fabrication assets	$ —	$ 5,000
Prepayments for property and equipment	1,632	2,086
Investment in a privately held company	100	—
Deferred debt issuance cost	204	—
Office leases deposits	539	521
	$ 2,475	$ 7,607

On October 1, 2010, in connection with a Foundry Service Agreement entered into with IDT, the Company also entered into an Option Agreement with IDT and paid $5,000,000 cash deposit for the exclusive right to purchase certain assets associated with a wafer fabrication facility from IDT. The $5,000,000 cash deposit was subsequently applied to the purchase price of the acquisition of the wafer fabrication facility completed in January 2012. See Note 5 - Acquisitions, for more information.

Accrued liabilities

	June 30, 2012	June 30, 2011
	(in thousands)	
Accrued salaries and wages	$ 3,418	$ 2,322
Accrued vacation	2,232	1,383
Accrued bonuses	4,258	3,760
Warranty accrual	1,556	664
Stock rotation accrual	2,032	1,880
Accrued professional fees	687	1,101
ESPP payable	313	206
Customer deposits	179	204
Other accrued expenses	6,351	3,603
	$ 21,026	$ 15,123

Warranty accrual, included in accrued liabilities is as follows:

	Year Ended June 30, 2012	2011	2010
		(in thousands)	
Beginning balance	$ 664	$ 1,275	$ 1,094
Addition	1,617	186	929
Utilization	(725)	(797)	(748)
Ending balance	$ 1,556	$ 664	$ 1,275

Stock rotation accrual, included in accrued liabilities is as follows:

	Year Ended June 30, 2012	2011	2010
		(in thousands)	
Beginning balance	$ 1,880	$ 513	$ 1,144
Addition	5,166	5,520	2,556
Utilization	(5,014)	(4,153)	(3,187)
Ending balance	$ 2,032	$ 1,880	$ 513

Deferred margin

Deferred margin consists of the following:

	June 30,	
	2012	2011
Deferred revenue	$ 558	$ 752
Deferred costs	(192)	(257)
Deferred margin	$ 366	$ 495

Capital leases

Capital lease liabilities include the following:

	June 30,	
	2012	2011
Computer software	$ 1,916	$ 292
Exclusive technology rights	130	144
	2,046	436
Less current portion	(961)	(306)
Capital leases - long-term portion	$ 1,085	$ 130

The computer software and exclusive technology rights under capital leases were included in property, plant and equipment and intangible assets, respectively.

Future minimum lease payments at June 30, 2012 are as follows:

Year ending June 30,	(in thousands)
2013	$ 1,025
2014	1,025
2015	25
2016	25
2017	25
Thereafter	50
Total minimum lease payments	2,175
Less amount representing interest	(129)
Total capital lease liabilities	$ 2,046

5. Acquisitions

Wafer Fabrication Facility

On October 1, 2010, in connection with a Foundry Service Agreement entered with IDT, the Company entered into an Option Agreement with IDT and paid $5,000,000 deposit for the exclusive right to purchase certain assets associated with a wafer fabrication facility of IDT. The $5,000,000 deposit would be applied to the purchase price upon exercise of such option. On January 31, 2012, the Company completed the acquisition of certain assets, including land, building, machinery and equipment and inventories, associated with this wafer fabrication facility located in Hillsboro, Oregon (the "Oregon fab") from IDT, for a purchase price of $26,330,000 in cash plus certain assumed liabilities of $512,000, and the Company applied the $5,000,000 cash deposit to the purchase price.

The acquisition was accounted for as a business combination and the financial results of operations of the acquired facility were included in the Company's consolidated statement of income from the date of acquisition. In connection with the acquisition, the Company incurred certain acquisition related expenses of approximately $0.2 million, which were recorded in general and administrative expenses in the Company's consolidated statement of income for the year ended June 30, 2012.

The allocation of the total purchase consideration of $26,330,000 based on the preliminary estimated fair values as of the acquisition date, is summarized in the following table (in thousands):

Land	$	4,950
Building		3,900
Manufacturing machinery and equipment		15,564
Inventories		2,159
Accrued liabilities		(512)
Goodwill		269
Total purchase consideration	$	26,330

Of the total purchase price paid at the time of acquisition, approximately $269,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible assets and is deductible for tax purposes. Among the factors that contributed to a purchase price in excess of the fair value of the net tangible assets were the synergies in improved product research and development as well as product to market lead time and production operations that can be leveraged to enable the Company to build an enterprise value greater than the sum of its parts. The Company is depreciating on a straight-line basis the building over an estimated useful life of 20 years and the manufacturing machinery and equipment over an estimated useful life of 3 to 7 years.

The Company considered the additional pro forma revenue and earnings disclosure as not practical given the assets acquired had been and will continue to be used primarily as a captive fabrication facility. The lack of independently substantiated standalone historical financial statements of the acquired assets requires significant estimates of their related revenues, costs and expenses for the retrospective application. It is impossible to distinguish objectively information about those estimates that would provide evidence of circumstances that existed on the dates at which those amounts would be recognized, measured, or disclosed under retrospective application or would have been available when the financial statements for that prior period were issued. Furthermore, the wafers produced by the Oregon fab for the Company are different from those of IDT and the Company does not intend to continue to produce such wafers. Therefore, the retroactive proforma financial information would not provide meaningful information for investors.

Acquisition of Agape Package Manufacturing Ltd. ("APM")

On December 3, 2010, the Company completed the acquisition of APM by acquiring the remaining 57.0% of issued and outstanding shares of APM that were not already owned by the Company. As a result of the acquisition, APM becomes a wholly-owned subsidiary which further strengthens the Company's packaging development capability and enhances its delivery performance. Prior to the APM acquisition, the Company held a 40.3% equity interest in APM through September 2010. In October 2010, the Company made an additional equity investment of $1,831,000 and increased its equity interest in APM to 43.0%. The total consideration for the APM acquisition of the remaining 57.0% equity interest was $40,045,000, comprising of $16,979,000 in cash and 1,766,159 shares of common stock at $13.06 per share as its closing price on December 3, 3010.

The acquisition was accounted for as a business combination and the financial results of operations of APM were included in the Company's consolidated statement of income from the date of acquisition. The Company's revenue for the fiscal year ended June 30, 2011 included $14,508,000 of revenue generated by APM in providing packaging and testing services to third parties subsequent to the acquisition. In connection with the acquisition, the Company incurred acquisition related costs of $360,000 which were included in, general and administrative expenses in the consolidated statement of income for the fiscal year ended June 30, 2011. As a result of the acquisition, the Company recognized a gain of $837,000 representing the excess of the fair value of the 43.0% equity interest in APM over the related carrying value of $29,668,000 at the acquisition date.

The identifiable assets acquired and liabilities assumed were measured at their acquisition date fair values. Goodwill represents the excess of the total consideration transferred plus the acquisition-date fair value of the previously held equity interest over the fair values of the identifiable net assets acquired. No goodwill was resulted from the APM Acquisition.

The following table summarizes the total consideration transferred for the APM acquisition, the acquisition-date fair value of previously held equity interest in APM and the purchase price allocation based on the acquisition date fair values:

		(in thousands)
Purchase consideration at December 3, 2010		
Cash	$	16,979
Equity instruments (1,766,159 common shares at $13.06 per share)		23,066
Total consideration transferred		40,045
Fair value of previously held equity investment in APM		30,505
	$	70,550
Identifiable assets acquired and liabilities assumed:		
Cash and cash equivalents	$	15,410
Accounts receivables and other receivable		6,549
Accounts receivables from the Company		11,377
Inventories		10,510
Prepayments		275
Property and equipment		51,892
Trade name		250
Customer relationships		1,150
Deferred tax assets		7,748
Accounts payable		(22,157)
Borrowings		(11,346)
Income tax payable		(1,108)
Net assets acquired	$	70,550

The fair values of the acquired trade name of $250,000 and the customer relationship of $1,150,000 were determined based on the income approach and multi-period excess earnings method. The Company is amortizing trade name and customer relationships on a straight line basis over the estimated useful lives of 3 years and 4 years, respectively.

The fair value of the acquired property and equipment of $51,892,000 was determined based on the cost approach and excess earnings approach, with the following factors being considered:

- estimation of the current replacement cost of the assets;
- physical depreciation and certain obsolescence adjustments; and
- estimation of the net present value of expected future cash flows to be generated by the acquired fixed assets.

Unaudited Supplemental Pro Forma Information

The unaudited pro forma financial results combined the historical results of operations of APM with those of the Company as if the acquisition had been completed as of July 1, 2010 and that of the comparable prior year. The pro forma weighted average common shares outstanding used to calculate the pro forma net income per share was calculated under the assumption that the common shares issued in connection with the acquisition were outstanding as of July 1, 2010 and that of the comparable prior year.

	Year Ended June 30, 2011	2010
	(in thousands)	
Revenue	$ 372,000	$ 320,229
Net income	$ 39,398	$ 47,073
Pro forma net income per share:		
Basic	$ 1.61	$ 3.81
Diluted	$ 1.52	$ 2.05

The unaudited pro forma financial results were prepared by applying the Company's accounting policies including eliminating APM's inter-company revenue and associated cost of goods sold, and adjusting the results of operations of APM to reflect the additional cost of goods sold, amortization and depreciation expenses that would have been incurred assuming the acquisition date fair value adjustments to inventory, fixed assets and intangible assets occurred on July 1, 2010 for the year ended June 30, 2011 and on July 1, 2009 for the year ended June 30, 2010.

The unaudited pro forma financial information is presented for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of APM had taken place at the beginning of each of the periods presented, nor is it indicative of the future results of the combined company.

6. Investment in APM and Related Party Transactions

On December 3, 2010, the Company acquired all of the issued and outstanding shares of APM which became a wholly-owned subsidiary of the Company. Prior to the APM acquisition, the Company held a 40.3% equity interest, in October 2010 the Company made an additional equity investment of $1,831,000 and increased its equity interest in APM to 43.0%. The equity interest in APM was accounted for using the equity method of accounting.

The following table summarizes the Company's investment in APM prior to the APM Acquisition:

	June 30, 2011	2010
	(in thousands)	
Beginning balance	$ 26,069	$ 19,523
Income on equity investment in APM	1,768	6,546
Additional investment in APM	1,831	—
Acquisition of APM	(29,668)	—
Ending balance	$ —	$ 26,069

The following tables summarize the financial information of APM for the year ended June 30, 2010:

	Year Ended June 30, 2010
	(in thousands)
Revenue	$ 94,921
Cost of goods sold	(79,810)
Operating expense	(3,828)
Other income, net	294
Income tax benefit	4,190
Net income	$ 15,767

Purchase of Services and Used Equipment

Prior to the APM acquisition, the Company was a major customer of APM and purchased semiconductor packaging and testing services from APM during its ordinary course of business. During fiscal year 2010, the Company also purchased certain used equipment from APM.

The activities of the accounts payable to APM are as follows:

	June 30, 2011	June 30, 2010
	(in thousands)	
Beginning balance	$ 10,100	$ 9,281
Purchase of semiconductor packaging and testing services from APM	29,186	79,729
Purchase of used equipment from APM	—	604
Payments made to APM	(27,909)	(79,514)
Acquisition of APM	(11,377)	–
Ending balance	$ —	$ 10,100

The carrying amounts of payables to APM approximated their fair values due to their short maturity term.

7. Bank Borrowings

On May 11, 2012, the Company entered into a loan agreement with a financial institution that provides a term loan of $20.0 million for general purposes and a $10.0 million non-revolving credit line for the purchase of equipment. Both the term loans and equipment line will mature in May 2015. The borrowings may be made in the form of either Eurodollar loans or Base Rate loans. Eurodollar loans accrue interest based on an adjusted London Interbank Offered Rate ("LIBOR") as defined in the agreement, plus a margin of 1.00% to 1.75%. Base Rate loans accrue interest at the highest of (a) the lender's Prime Rate, (b) the Federal Funds Rate plus 0.5% and (c) the Eurodollar Rate (for a one-month interest period) plus 1%; plus a margin of -0.5% to 0.25%. The applicable margins for both Eurodollar loans and Base Rate loans will vary from time to time in the foregoing ranges based on the cash and cash equivalent balances maintained by the Company and its subsidiaries with the lender. As of June 30, 2012, the outstanding balance of the term loan and the equipment line was $20.0 million and $0 million, respectively.

The obligations under the loan agreement are secured by substantially all assets of two subsidiaries of the Company, including, but not limited to, certain real property and related assets located at the Oregon fab. In addition, the Company and certain subsidiaries of the Company have agreed to guarantee full repayment and performance of the obligations under the loan agreement. The loan agreement contains customary restrictive covenants and includes certain financial covenants that require the Company to maintain on a consolidated basis specified financial ratios including total liabilities to tangible net worth, fixed charge coverage and current assets to current liabilities. As of June 30, 2012, the Company was in compliance with these covenants.

Payment obligations of the Company's term loan as of June 30, 2012 are as follow:

Year ending June 30,	(in thousands)
2013	3,571
2014	2,857
2015	13,572
2016	—
2017	—
Thereafter	—
Total	20,000

As of June 30, 2012, two of the Company's subsidiaries in China had revolving lines of credit that allow each of the subsidiaries to draw down, from time to time, up to 80% of the accounts receivable balance of such subsidiary, with a maximum amount for each subsidiary of RMB40 million (equivalent of $6.3 million based on the currency exchange rate as of June 30, 2012) to finance the subsidiary's working capital with a maximum of 120-day repayment term. The interest rate on each draw down varies and indexes to the published LIBOR per annum. The effective interest rate for both of the borrowings was 4.3% for the year ended June 30, 2012. These lines expired in August 2012 and are in the process of renewal. There was no outstanding balance under these revolving lines of credit as at June 30, 2012.

In December 2010, the Company acquired APM and assumed APM's bank borrowing liabilities. These borrowings were made under various line of credit agreements with local banks. The interest rate on each draw down from these lines of credit varies and indexes to the published LIBOR per annum. The effective interest rate for these borrowings was 3.38% for the fiscal year ended June 30, 2011. The Company's property and equipment with carrying amount of $63,961,000 at June 30, 2011 were pledged as collateral under one of the lines of credit. These lines expired by August 2011.

8. Shareholders' Equity

Common Shares

The Company's bye-laws, as amended, authorized the Company to issue 50,000,000 common shares with par value of $0.002. Each common share is entitled to one vote. The holders of common shares are also entitled to receive dividends whenever funds are legally available and when and if declared by the board of directors, subject to the prior rights of holders of all classes of shares outstanding. No dividends had been declared as of June 30, 2012.

On December 3, 2010, the Company issued 1,766,159 common shares valued at $13.06 per share as part of the purchase consideration in the APM Acquisition. For more information, see Note 5 of Notes to the Consolidated Financial Statements.

On October 22, 2010, the Company's board of directors authorized a $25.0 million share repurchase program. Under this repurchase program the Company may, from time to time, repurchase shares from the open market or in privately negotiated transactions, subject to supervision and oversight by the Company's board of directors. In May 2011, the Company repurchased 50,000 common shares from the open stock market for a total cost of $693,000, at an average price of $13.86. During the year ended June 30, 2012, the Company repurchased an aggregate of 191,170 shares from the open market for a total cost of $1,574,000, at an average price of $8.23 per share. As of June 30, 2012, the Company repurchased an aggregate of 241,170 shares for a total cost of $2,267,000, at an average price of $9.40 per share since inception of the program. Shares repurchased are accounted for as treasury shares and the total cost of shares repurchased is recorded as a reduction of shareholders' equity. No repurchased shares have been retired. As at June 30, 2012, of the 241,170 repurchased shares, 11,800 shares with a weighted average repurchase price of $13.80 per share, were reissued at an average price of $5.51 per share.

On April 28, 2010, the Company's IPO became effective and closed on May 4, 2010, in which 5,085,985 common shares were sold, including 3,400,000 shares newly issued and 1,685,985 shares sold by the Company's selling shareholders, at the IPO price of $18.0 per share. Net proceeds received by the Company from the 3,400,000 shares were $53,262,000 after deducting $4,284,000 for underwriting discounts and commissions and approximately $3,654,000 for other offering related costs. All of the Company's outstanding preferred shares were automatically converted into common shares and these preferred shares ceased to exist upon closing of the IPO.

Convertible Preferred Shares

On May 4, 2010, concurrent with the closing of the Company's IPO, all of the Company's outstanding preferred shares including 5,050,000 Series A convertible preferred shares, 2,488,094 Series B convertible preferred shares and 3,174,000 Series C convertible preferred shares, were automatically converted into 10,712,094 shares of common shares and the then-existing classes of preferred stock ceased to exist. At June 30, 2012 and 2011, the Company had no preferred shares outstanding and had 10,000,000 authorized undesignated preferred shares.

9. Share-based Compensation

2000 Share Plan

The 2000 Share Plan (the "2000 Plan"), as amended, authorized the board of directors to grant incentive share options and nonstatutory share options to employees, directors and consultants of the Company and its subsidiaries for up to 5,425,000 common shares. Under the 2000 Plan, incentive share options and nonstatutory share options were to be granted at a price that was not less than 100% and 85% of the fair value of the common share at the date of grant for employees and consultants, respectively. Options generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after the date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant. In connection with the adoption of the 2009 Share Option/Share Issuance Plan on September 18, 2009, the 2000 Share Plan was terminated and no further awards were granted under the 2000 Share Plan.

2009 Share Option/Share Issuance Plan

The 2009 Share Option/Share Issuance Plan (the "2009 Plan"), as approved in September 2009 at the annual general meeting of shareholders, and as amended and restated in connection with the Company's IPO, authorized the board of directors to grant incentive share options, nonstatutory share options and restricted shares to employees, directors, and consultants of the Company and its subsidiaries for up to 1,250,000 common shares. The number of common shares available for issuance under the Plan shall automatically increase in January each calendar year during the term of the Plan, beginning with calendar year 2011, by the lesser of 3% of the total number of common shares outstanding or 750,000 shares. This increase was 737,609 shares and 729,243 shares for the year ended June 30, 2012 and 2011, respectively.

The 2009 Plan is divided into three incentive compensation programs: Discretionary Grant Program, Share Issuance Program and Automatic Grant Program. Under the Discretionary Grant Program, eligible individuals may be granted options to purchase common shares and share appreciation rights tied to the value of the Company's common shares. Under the Share Issuance Program, eligible individuals may be issued common shares pursuant to restricted share awards, restricted share units, performance shares or other share-based awards which vest upon the attainment of pre-established performance milestones or the completion of a designated service period. Under the Automatic Grant Program, eligible non-employee board members will automatically receive options to purchase common shares at designated intervals over their period of continued board service. Each non-employee board members was granted an option to purchase 7,500 common shares on April 28, 2010 with exercise price equal to the IPO price. On the date of each annual shareholders meeting beginning in 2010, each individual who commences service as a non-employee board member by reason of his or her election to the board at such meeting and each individual who continues to serve as a non-employee board member will automatically be granted an option to purchase 7,500 common shares.

Under the 2009 Plan, incentive share options and restricted stock units are to be granted at a price that is not less than 100% and nonstatutory share options are to be granted not less than 85% of the fair value of the common shares, at the date of grant for employees and consultants. Options and restricted stock units generally vest over a five-year period, 20% on the first anniversary from the grant date and ratably each month over the remaining 48-month period, and are exercisable for a maximum period of ten years after the date of grant. Incentive share options granted to shareholders who own more than 10% of the outstanding shares of all classes of shares of the Company at the time of grant must be issued at an exercise price not less than 110% of the fair value of the common shares on the date of grant.

A summary of the stock option activities under the 2000 Plan and 2009 Plan is as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding at June 30, 2009	4,111,292	$ 7.26		
Granted	911,250	15.04	$ 7.37	
Exercised	(70,050)	2.45		$ 667,335
Canceled or forfeited	(219,359)	10.22		
Outstanding at June 30, 2010	4,733,133	8.70		
Granted	422,500	12.82	$ 6.73	
Exercised	(585,941)	4.45		$ 4,759,630
Canceled or forfeited	(107,817)	12.50		
Outstanding at June 30, 2011	4,461,875	9.56		
Granted	357,000	9.84	$ 5.04	
Exercised	(351,291)	2.91		$ 2,239,691
Canceled or forfeited	(252,932)	11.83		
Outstanding at June 30, 2012	4,214,652	$ 10.00		$ 6,758,645

Information with respect to stock options outstanding and exercisable as of June 30, 2012 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$0.40 - $2.00	572,588	2.15	$ 1.17	572,588	$ 1.17
$4.00 - $6.40	428,755	3.33	5.33	428,755	5.33
$6.50 - $8.60	515,453	5.30	8.08	445,568	8.10
$9.29 - $9.90	524,110	8.36	9.72	146,668	9.51
$10.22 - $11.40	455,146	5.55	10.94	395,566	11.00
$12.06 - $12.91	336,500	8.66	12.63	111,774	12.49
$13.00 - $13.00	682,135	4.57	13.00	614,598	13.00
$13.83 - $15.00	207,465	6.83	14.35	94,174	14.42
$17.90 - $17.90	20,000	7.84	17.90	8,332	17.90
$18.00 - $18.00	472,500	7.83	18.00	225,989	18.00
$0.40 - $18.00	4,214,652	5.60	$ 10.00	3,044,012	$ 8.96
Option vested and expected to vest	4,106,839	5.52	$ 9.93		

The aggregate intrinsic value for options outstanding at June 30, 2012 in the table above is based on the Company's common stock closing price of $9.15 on June 30, 2012, which would have been received by the option holders had all option holders exercised their in the money options as of that date.

The aggregate intrinsic value of options vested and expected to vest was $6,755,169 as of June 30, 2012. The options expected to vest are estimated by applying the pre-vesting forfeiture rate assumption to the total outstanding options.

The aggregate intrinsic value of options exercisable as of June 30, 2012 was $6,675,791. The weighted average remaining contractual term of options exercisable at June 30, 2012 was approximately 4.6 years.

The fair value of stock options granted were estimated at the date of grant using the Black-Scholes option valuation model for the years ended June 30, 2012, 2011 and 2010 with the following weighted-average assumptions:

	Year Ended June 30,		
	2012	2011	2010
Volatility rate	48.54% - 49.32%	48.31% - 49.09%	49% - 50%
Risk-free interest rate	0.88% - 1.11%	1.48% - 2.40%	1.8% - 2.6%
Expected option life	5.5 years	5.5 years	5.5 years
Dividend yield	—%	—%	—%

Restricted Stock Unit Activity

A summary of the restricted stock units ("RSUs") activities under the 2009 Plan is as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Recognition Period (Years)	Aggregate Intrinsic Value
Nonvested at June 30, 2010	—			
Granted	227,500	12.38		
Vested	—			
Forfeited	(14,200)	12.19		
Nonvested at June 30, 2011	213,300	12.39	2.46	$ 2,826,225
Granted	343,398	9.55		
Vested	(43,160)	12.14		
Forfeited	(64,160)	11.79		
Nonvested at June 30, 2012	449,378	$ 10.33	2.26	$ 4,111,809

The total fair value of restricted stock awards vested, as measured on the date of vesting was $524,000 for the year ended June 30, 2012.

Employee Share Purchase Plan

The Employee Share Purchase Plan ("Purchase Plan" or "ESPP") was established in May 2010 upon the completion of the Company's IPO. The Purchase Plan provided for a series of overlapping offering periods with a duration of 24 months, with new offering periods, except the first offering period, which commenced on April 28, 2010, generally beginning on May 15 and November 15 of each year. The Purchase Plan allows employees to purchase common shares through payroll deductions of up to 15% of their eligible compensation. Such deductions will accumulate over a six-month accumulation period without interest. After such accumulation period, common shares will be purchased at a price equal to 85% of the fair market value per share on either the first day the offering period or the last date of the accumulation period, whichever is less. The maximum number of shares that may be purchased on any purchase date may not exceed 875 shares for a total of 3,500 shares per a 24-month offering period. In addition, no participant may purchase more than $25,000 worth of common stock in any one calendar year period.

The Company has initially reserved 600,000 common shares for issuance under the ESPP. The share reserve will automatically increase in January of each calendar year during the term of the ESPP, beginning with calendar year 2011, by the lesser of 0.75% of the outstanding common shares or 250,000 shares. This increase was 184,402 and 182,311 shares for the year ended June 30, 2012 and 2011, respectively.

The ESPP is compensatory and results in compensation expense. The fair values of common shares to be issued under the ESPP were determined using the Black-Scholes option valuation model with the following assumptions:

	Year Ended June 30,	
	2012	2011
Volatility rate	50%	50%
Risk-free interest rate	0.2% - 0.3%	0.2% - 1.0%
Expected term	1.3 years	1.3 years
Dividend yield	—%	—%

The weighted-average estimated fair value of employee stock purchase rights granted pursuant to the ESPP during the year ended June 30, 2012 and 2011 was $3.61 and $5.01 per share, respectively.

Share-based Compensation Expenses

The total share-based compensation expense related to stock options, ESPP and restricted stock units described above, recognized in the consolidated statements of income for the years presented was as follows:

	Year Ended June 30,		
	2012	2011	2010
		(in thousands)	
Cost of goods sold	$ 532	$ 629	$ 317
Research and development	1,361	1,716	905
Selling, general and administrative	3,529	3,829	2,337
	$ 5,422	$ 6,174	$ 3,559

Total unrecognized compensation expense as of June 30, 2012 was $7,118,000 including estimated forfeitures, which is expected to be recognized over a weighted-average period of 1.66 years.

10. Employee Benefit Plans

The Company maintains a 401(k) retirement plan for the benefit of qualified employees in the USA. Employees who participate may elect to make salary deferral contributions to the plan up to 100% of the employees' eligible salary subject to annual Internal Revenue Code maximum limitations. The employer's contribution is discretionary. The Company had not made any contributions for eligible employees as of June 30, 2012 and 2011.

The Company makes mandatory contributions for its employees to the respective local governments in terms of retirement, medical insurance and unemployment insurance, where applicable, according to labor and social security laws and regulations of the countries and areas in which the Company operates. The contribution rates are 7.7%, 10.0% to 22.0% and 6.0% for the USA, China and Taiwan, respectively. The Company has no obligations for the payment of such social benefits beyond the required contributions as set out above.

11. Income Taxes

The provision for income taxes is comprised of:

	Year Ended June 30,		
	2012	2011	2010
		(in thousands)	
U.S. federal taxes:			
Current	$ 171	$ 106	$ 247
Deferred	436	(94)	(152)
Non-U.S. taxes:			
Current	4,744	2,487	2,375
Deferred	(1,870)	172	(1,028)
State taxes, net of federal benefit:			
Current	8	4	85
Deferred	92	(66)	(30)
Total provision for income taxes	$ 3,581	$ 2,609	$ 1,497

The reconciliation of the federal statutory income tax rate to our effective income tax rate is as follows (in percentage):

	Year Ended June 30,		
	2012	2011	2010
United States statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	0.6	(0.2)	0.1
Foreign taxes, net	(11.6)	(25.4)	(29.9)
Research and development credit	(1.5)	(1.9)	(0.6)
Non-deductible expenses	0.2	—	0.2
	21.7%	6.5%	3.8%

The domestic and foreign components of income before taxes are:

	Year Ended June 30,		
	2012	2011	2010
		(in thousands)	
U.S. operations	$ 2,783	$ 2,329	$ (519)
Non-U.S. operations	13,715	38,107	39,840
Total operating income	$ 16,498	$ 40,436	$ 39,321

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	June 30,	
	2012	2011
	(in thousands)	
Deferred tax assets:		
Accrued compensation	$ 2,524	$ 1,464
Net operating loss carryforwards	106	107
Depreciation	10,302	8,726
Tax credits	2,934	2,638
Accruals and reserves	507	766
Total deferred tax assets	16,373	13,701
Valuation allowance	(1,690)	(1,445)
Total deferred tax assets, net of valuation allowance	14,683	12,256
Deferred Tax Liabilities:		
Depreciation and amortization	(2,340)	(1,094)
Accruals and reserves	(80)	(366)
Total deferred tax liabilities	(2,420)	(1,460)
Net Deferred Tax Assets	$ 12,263	$ 10,796

The breakdown between current and non-current deferred tax assets and liabilities is as follows:

	June 30,	
	2012	2011
	(in thousands)	
Current deferred tax assets	$ 2,789	$ 1,773
Long term deferred tax assets	10,061	9,048
Long term deferred tax liabilities	(587)	(25)
Net deferred tax assets	$ 12,263	$ 10,796

At June 30, 2012 and 2011, the Company provided a valuation allowance for its state research and development credit carryforward deferred tax assets, as it generated more state tax credits each year than it can utilize. The Company intends to maintain a partial valuation allowance equal to the state research and development credit carryfowards until sufficient positive evidence exists to support reversal of the valuation allowance.

At June 30, 2012, the Company had federal tax credit carryforwards of approximately $1,244,000. The federal tax credits begin to expire in 2024, if not utilized. At June 30, 2012, the Company had state net operating loss carryforwards of approximately $1,928,000 and tax credit carryforwards of approximately $2,560,000. The state net operating losses expire in 2022, if not utilized. The state tax credits carryforward indefinitely.

The Company has not provided for withholding taxes on the undistributed earnings of its foreign subsidiaries because it intends to reinvest such earnings indefinitely. As of June 30, 2012, the cumulative amount of undistributed earnings of its foreign entities considered permanently reinvested is $22,307,000. The determination of the unrecognized deferred tax liability on these earnings is not practicable. Should the Company decide to remit this income to the Bermuda parent company in a future period, its provision for income taxes may increase materially in that period.

At June 30, 2012, the Company had approximately $7,106,000 in total unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits from July 1, 2009 to June 30, 2012 is as follows:

	Year Ended June 30,		
	2012	2011	2010
	(in thousands)		
Balance at beginning of year	$ 6,437	$ 8,296	$ 6,840
Additions based on tax positions related to the current year	490	496	1,458
Additions (reductions) based on tax positions related to prior years	183	(2,308)	77
Reductions due to lapse of applicable statute of limitations	(4)	(47)	(79)
Balance at end of year	$ 7,106	$ 6,437	$ 8,296

At June 30, 2012, the total unrecognized tax benefits of $7,106,000 included $4,057,000 of unrecognized tax benefits that have been netted against the related deferred tax assets. The remaining $3,049,000 of unrecognized tax benefits was recorded within long-term income tax payable on the Company's consolidated balance sheet as of June 30, 2012.

The total unrecognized tax benefits of $7,106,000 at June 30, 2012 included $5,510,000 that, if recognized, would reduce the effective income tax rate in future periods. The Company does not anticipate any material changes to its uncertain tax positions during the next twelve months.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued at June 30, 2012 was $453,000, of which $83,000 was recognized in the year ended June 30, 2012. The amount of interest and penalties accrued at June 30, 2011 was $370,000, of which $60,000 was recognized in the year ended June 30, 2011.

The Company files its federal and state income tax returns in the United States and in various foreign jurisdictions. The tax years 2001 to 2012 remain open to examination by U.S. federal and state tax authorities. The tax years 2005 to 2012 remain open to examination by material foreign tax authorities.

The Company's income tax returns are subject to examinations by the Internal Revenue Service and other tax authorities in various jurisdictions. In accordance with the guidance on the accounting for uncertainty in income taxes, the Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. These assessments can require considerable estimates and judgments. If the Company's estimate of income tax liabilities proves to be less than the ultimate assessment, then a further charge to expense would be required. If events occur and the payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary.

12. Segment and Geographic Information

The Company is organized as, and operates in, one operating segment: design, development and marketing of power semiconductor products for computing, consumer electronics, communication and industrial applications. The chief operating decision-maker is the Chief Executive Officer. The financial information presented to the Company's Chief Executive Officer is on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment.

The Company sells its products primarily to distributors in the Asia Pacific region, who in turn sell these products to end customers. Because the Company's distributors sell their products to end customers which may have global presence, revenue by geographical location are not necessarily representative of the geographical distribution of sales to end user markets.

The revenue by geographical location in the following tables is based on the country or region in which the products were shipped to:

	Year Ended June 30,		
	2012	2011	2010
		(in thousands)	
Hong Kong	$ 264,019	$ 326,039	$ 295,612
South Korea	7,883	9,869	4,599
China	65,272	19,584	4
United States	1,511	2,003	921
Other countries	3,606	3,813	704
	$ 342,291	$ 361,308	$ 301,840

The following is a summary of revenue by product type:

	Year Ended June 30,		
	2012	2011	2010
		(in thousands)	
Power discrete	$ 267,059	$ 284,094	$ 258,037
Power IC	53,396	62,706	43,803
Packaging and testing services	21,836	14,508	—
	$ 342,291	$ 361,308	$ 301,840

The location and net book value of the Company's long-lived assets are as follows:

	June 30,	
	2012	2011
	(in thousands)	
United States	$ 46,730	$ 10,426
China	111,432	116,955
Other countries	381	458
	$ 158,543	$ 127,839

13. Restricted Net Assets

Laws and regulations in China permit payments of dividends by the Company's subsidiaries in China only out of their retained earnings, if any, as determined in accordance with China accounting standards and regulations. Each China subsidiary is also required to set aside at least 10% of its after-tax profit, if any, based on China accounting standards each year to its statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these China laws and regulations, the Company's China subsidiaries are restricted in their abilities to transfer a portion of their net assets to the Company. As of June 30, 2012 and 2011, such restricted portion amounted to approximately $83,278,000 and $81,516,000, or 29.8% and 31.3%, of our total consolidated net assets, respectively. As the Company's China subsidiaries are not revenue generating operating units, the Company does not expect to repatriate funds in the form of dividends, loans or advances from its China subsidiaries for working capital and other funding purposes.

14. Commitments and Contingencies

Operating leases obligation

The Company leases its office facilities and certain office equipment under non-cancelable operating leases that expire through 2022. Rent expense related to the Company's operating leases was $3,192,000, $2,364,000 and $1,704,000 for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Certain leases contain escalation clauses calling for increased rents.

Future minimum lease payments of these leases at June 30, 2012 are as follows:

Year ending June 30,	Operating Leases
	(in thousands)
2013	$ 3,028
2014	3,141
2015	2,531
2016	1,954
2017	1,617
Thereafter	5,977
	$ 18,248

Purchase commitments

As of June 30, 2012 and 2011, the Company had approximately $43,274,000 and $22,014,000 outstanding purchase commitments for purchases of semiconductor raw materials, wafers, spare parts and packaging and testing services, respectively.

As of June 30, 2012 and 2011, the Company had approximately $2,618,000 and $5,170,000 capital commitments for the purchase of property and equipment, respectively.

Contingencies and Indemnities

The Company is currently not a party to any material legal proceedings. The Company has in the past, and may from time to time in the future, becomes involved in legal proceedings arising from the normal course of business activities. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Irrespective of the validity of such claims, the Company could incur significant costs in the defense thereof or could suffer adverse effects on its operations.

The Company is a party to a variety of agreements that it contracted with various parties. Pursuant to these agreements, the Company may be obligated to indemnify another party to such an agreement with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of representations and covenants related to such matters as title to assets sold, certain intellectual property rights, specified environmental matters and certain income taxes. In these circumstances, payment by the Company is customarily conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party's claim. Further, the Company's obligations under these agreements maybe limited in time and/or amount, and in some instances, the Company may have recourse against third parties for certain payments made by it under these agreements. The Company has not historically paid or recorded any material indemnifications and no accrual has been made at June 30, 2012 and 2011.

The Company indemnifies its directors and certain employees as permitted by law, and has entered into indemnification agreements with its directors and executive officers. The Company has not recorded a liability associated with these indemnification arrangements, as it historically has not incurred any material costs associated with such indemnification obligations. Costs associated with such indemnification obligations may be mitigated by insurance coverage that it maintains, however, such insurance may not cover any, or may cover only a portion of, the amounts the Company may be required to pay. In addition, the Company may not be able to maintain such insurance coverage in the future.

Environmental matters

The Company is subject to various federal, state, local, and foreign laws and regulations governing environmental matters, including the use, handling, discharge, and disposal of hazardous materials. The Company believes that it has been in material compliance with applicable environmental regulations and standards. Complying with current laws and regulations has not had a material adverse effect on the Company's financial condition and results of operations. However, it is possible that additional environmental issues may arise in the future, which the Company cannot currently predict.

SCHEDULE I

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED BALANCE SHEETS
(in thousands, except par value per share)

	June 30, 2012	June 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,599	$ 29,650
Accounts receivable - Intercompany	36,621	20,555
Other current assets	38	33
Total current assets	57,258	50,238
Other long-term assets	100	5,000
Intercompany loan receivable	—	4,500
Investment in subsidiaries	222,524	201,320
Total assets	$ 279,882	$ 261,058
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 489	$ 808
Total liabilities	489	808
Shareholders' equity:		
Preferred shares, par value $0.002 per share:		
Authorized: 10,000 shares; Issued and outstanding: none at June 30, 2012 and 2011	—	—
Common shares, par value $0.002 per share:		
Authorized: 50,000 shares; Issued and outstanding: 25,167 shares and 24,938 shares at June 30, 2012 and 24,612 shares and 24,562 shares at June 30, 2011	50	49
Treasury shares at cost; 229 shares at June 30, 2012 and 50 shares at June 30, 2011	(2,104)	(693)
Additional paid-in capital	160,602	153,004
Accumulated other comprehensive income	972	934
Retained earnings	119,873	106,956
Total shareholders' equity	279,393	260,250
Total liabilities and shareholders' equity	$ 279,882	$ 261,058

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENTS OF INCOME
(in thousands)

	Fiscal Year Ended June 30,		
	2012	2011	2010
Operating expenses:			
Selling, general and administrative	$ 3,247	$ 5,110	$ 2,234
Total operating expenses	3,247	5,110	2,234
Operating loss	(3,247)	(5,110)	(2,234)
Interest income	19	75	4
Income on equity investment in APM	—	1,768	6,546
Gain on equity interest in APM	—	837	—
Income on equity investment in subsidiaries	16,145	40,257	33,508
Net income	$ 12,917	$ 37,827	$ 37,824

The accompanying notes are an integral part of these financial statements.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
CONDENSED UNCONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended June 30, 2012	2011	2010
Cash flows from operating activities			
Net income	$ 12,917	$ 37,827	$ 37,824
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Share-based compensation expense	114	210	215
Equity in net income of subsidiaries	(16,145)	(40,257)	(33,508)
Equity share of net income of APM	—	(1,768)	(6,546)
Gain on acquisition of equity investment	—	(837)	—
Changes in working capital, net of impact of acquisition:			
Accounts receivable - intercompany	(10,777)	1,641	(451)
Other current assets	(6)	249	(281)
Accounts payable and accrued liabilities	(320)	499	205
Net cash used in operating activities	(14,217)	(2,436)	(2,542)
Cash flows from investing activities			
Acquisitions, net of cash acquired	—	(16,979)	—
Prepayment for acquisition of wafer fabrication assets	—	(5,000)	—
Intercompany loan repayment (receivable)	4,500	(4,500)	—
Additional investment in APM before the APM acquisition	—	(1,831)	—
Investment in a privately held company	(100)	—	—
Net cash provided by (used in) investing activities	4,400	(28,310)	—
Cash flows from financing activities			
Net proceeds from (payments of issuance costs for) the IPO	—	(610)	53,872
Proceeds from exercise of stock options and ESPP	2,340	4,234	172
Payment for repurchase of common shares	(1,574)	(693)	—
Net cash provided by financing activities	766	2,931	54,044
Net increase (decrease) in cash and cash equivalents	(9,051)	(27,815)	51,502
Cash and cash equivalents at beginning of year	29,650	57,465	5,963
Cash and cash equivalents at end of year	$ 20,599	$ 29,650	$ 57,465

ALPHA AND OMEGA SEMICONDUCTOR LIMITED (PARENT COMPANY BASIS)
NOTES TO THE CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Alpha and Omega Semiconductor Limited is the parent company of all Alpha and Omega Semiconductor subsidiaries. It was incorporated in Bermuda on September 27, 2000 as an exempted limited liability company. The address of its registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of its subsidiaries exceed 25% of the consolidated net assets of Alpha and Omega Semiconductor Limited and its subsidiaries (the "Company").

The parent company records its investment in subsidiaries under the equity method of accounting. Such investment is presented on the balance sheet as "Investment in subsidiaries" and the subsidiaries' net income (loss) are recognized based on the effective shareholding percentage as income on equity investment in subsidiaries on the statement of income. Intercompany balances and transactions have not been eliminated.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

2. Restricted net assets of subsidiaries

For a discussion of the Company's restricted net assets of subsidiaries, see Note 13 of the Company's consolidated financial statements.

3. Commitments and contingencies

For a discussion of the Company's commitments and contingencies, see Note 14 of the Company's consolidated financial statements.

SCHEDULE II

ALPHA AND OMEGA SEMICONDUCTOR LIMITED
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Allowance for Doubtful Accounts	Allowance for Price Adjustments	Allowance for Deferred Tax Assets
		(in thousands)	
June 30, 2009	$ 30	$ 11,002	$ 995
Additions	—	88,725	238
Reductions	—	(91,276)	—
June 30, 2010	30	8,451	1,233
Additions	—	83,110	462
Reductions	—	(72,326)	(250)
June 30, 2011	30	19,235	1,445
Additions	853	93,979	322
Reductions	(131)	(96,958)	(77)
June 30, 2012	$ 752	$ 16,256	$ 1,690

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 31, 2012

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

By: /s/ MIKE F. CHANG

Mike F. Chang

Chief Executive Officer

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mike F. Chang and Mary L. Dotz, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MIKE F. CHANG **Mike F. Chang**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 31, 2012
/s/ MARY L. DOTZ **Mary L. Dotz**	Chief Financial Officer and Corporate Secretary (Principal Financial Officer)	August 31, 2012
/s/ YIFAN LIANG **Yifan Liang**	Chief Accounting Officer and Assistant Corporate Secretary (Principal Accounting Officer)	August 31, 2012
/s/ YUEH-SE HO **Yueh-Se Ho, Ph.D.**	Director and Chief Operating Officer	August 31, 2012
/s/ CHUNG TE CHANG **Chung Te Chang**	Director	August 31, 2012
/s/ MARK A. STEVENS **Mark A. Stevens**	Director	August 31, 2012
/s/ HOWARD M. BAILEY **Howard M. Bailey**	Director	August 31, 2012
/s/ THOMAS W. STEIPP **Thomas W. Steipp**	Director	August 31, 2012
/s/ RICHARD W. SEVCIK **Richard W. Sevcik**	Director	August 31, 2012

(b) Index to Exhibits:

Number	Description
3.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 3.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
3.2	Form of Bye-Laws of the Registrant (incorporated by reference to Exhibit 3.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
4.1	Amended and Restated Investors Rights Agreement dated as of December 29, 2006 between the Registrant and certain investors named therein (incorporated by reference to Exhibit 4.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
4.2	Form of Common Share Certificate (incorporated by reference to Exhibit 4.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.1	2000 Share Plan (incorporated by reference to Exhibit 10.1 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.2	Form of Option Agreement under 2000 Share Plan (incorporated by reference to Exhibit 10.2 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.3	2009 Share Option/Share Issuance Plan (incorporated by reference to Exhibit 10.3 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.4	Form of Option Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.4 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.5	Form of Restricted Share Unit Issuance Agreement under 2009 Share Plan (incorporated by reference to Exhibit 4.5 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.6	Employee Share Purchase Plan (incorporated by reference to Exhibit 10.15 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.7	Technology License Agreement dated as of July 20, 2005 between the Registrant and Agape Package Manufacturing Limited (incorporated by reference to Exhibit 10.5 Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.8	Amendment No. 1 to Technology License Agreement dated as of July 16, 2010 between the Registrant and Agape Package Manufacturing Limited (incorporated by reference to Exhibit 4.8 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.9††	Foundry Agreement dated as of January 10, 2002 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.16 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.10††	First Addendum to Foundry Service Agreement dated as of July 28, 2005 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.17 from Registration Statement on Form F-1 (File No. 333-165823) initially filed with the Commission on March 31, 2010)
10.11††	Second Addendum to Foundry Service Agreement dated as of April 11, 2007 between the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.18 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.12††	Foundry Service Agreement dated as of November 3, 2009 between Alpha & Omega Semiconductor (Macau), Ltd. and Shanghai Hua Hong NEC Electronics Company, Limited (incorporated by reference to Exhibit 10.6 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

10.13	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation (incorporated by reference to Exhibit 4.17 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.14††	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation (incorporated by reference to Exhibit 4.18 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.15††	First Amendment of Supplement to Distribution Agreement dated as of April 21, 2011 between Alpha & Omega Semiconductor (Hong Kong) Limited and Frontek Technology Corporation
10.16	Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 4.19 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.17††	Supplement to Non-Exclusive Distributor Agreement dated as of July 27, 2010 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 4.20 from Annual Report on Form 20-F (File No. 001-34717) filed with the Commission on September 2, 2010)
10.18††	First Amendment of Supplement to Distribution Agreement dated as of April 21, 2011 between Alpha & Omega Semiconductor (Hong Kong) Limited and Promate Electronic Co., Ltd. (incorporated by reference to Exhibit 10.18 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.19††	Settlement and Cross License Agreement dated as of October 17, 2008 among the Registrant, Alpha and Omega Semiconductor Incorporated, Fairchild Semiconductor Corporation, and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 10.12 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.20	Lease dated as of December 23, 2009 between Alpha and Omega Semiconductor Incorporated and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.19 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.21	Guarantee dated as of January 5, 2010 between the Registrant and OA Oakmead II, LLC (incorporated by reference to Exhibit 10.20 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.22	Option Agreement dated as of October 1, 2010 between the Registrant and Integrated Device Technology, Inc. (incorporated by reference to Exhibit 10.22 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.23	Share Purchase Agreement dated as of November 30, 2010 between the Registrant, the common shareholders of APM, Min Juang as representative and Agape Package Manufacturing Ltd. (incorporated by reference to Exhibit 10.23 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.24	Share Purchase Agreement dated as of November 30, 2010 between the Registrant, the preferred shareholders of APM, Ben Yang as representative and Agape Package Manufacturing Ltd. (incorporated by reference to Exhibit 10.24 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.25	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.26	Form of Employment Agreement between the Registrant and Mike F. Chang (incorporated by reference to Exhibit 10.13 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.27	Form of Retention Agreement (incorporated by reference to Exhibit 10.14 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)
10.28	Form of Restricted Shares Purchase Agreement (incorporated by reference to Exhibit 10.21 from Registration Statement on Form F-1 (File No. 333-165823) filed with the Commission on March 31, 2010)

10.29	Summary of 2010 Executive Incentive Plan (incorporated by reference to Exhibit 10.29 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.30	Summary of 2011 Executive Incentive Plan (incorporated by reference to Exhibit 10.30 from Annual Report Form 10-K filed with the Commission on September 9, 2011)
10.31*	Summary of Fiscal Year 2013 Executive Incentive Plan
10.32	Asset Purchase Agreement dated as of December 14, 2011 between Alpha & Omega Semiconductor Limited, Jireh Semiconductor Limited and Integrated Device Technology, Inc. (incorporated by reference to Exhibit 10.1 from 8-K filed with the Commission on December 14, 2011)
10.33*	Offer Letter to Mary L. Dotz dated as of February 15, 2012
10.34*	Third Addendum to Foundry Service Agreement dated as of March 6, 2012 by and among the Registrant and Shanghai Hua Hong NEC Electronics Company, Limited
10.35*	Form of Restricted Share Unit Issuance Agreement
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Registrant
23.2*	Consent of Grant Thornton LLP, independent registered public accounting firm of Registrant
31.1*	Certification of Chief Executive Officer required by Rule 13(a)-14(a) under the Exchange Act
31.2*	Certification of Chief Financial Officer required by Rule 13(a)-14(a) under the Exchange Act
32.1*	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code
32.2*	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code
101.INS**	XBRL Instance
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation
101.DEF**	XBRL Taxonomy Extension Definition
101.LAB**	XBRL Taxonomy Extension Labels
101.PRE**	XBRL Taxonomy Extension Presentation

* Filed with this Annual Report on Form 10-K.

** XBRL information is furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

†† Confidential treatment has been granted for certain information contained in this document pursuant to an order of the Securities and Exchange Commission. Such information has been omitted and filed separately with the Securities and Exchange Commission.

Exhibit 10.31

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

FY 2013 EXECUTIVE INCENTIVE PLAN

The following is a summary of the operation of the Executive Incentive Plan (the "Plan") established by Alpha and Omega Semiconductor Limited (the "Company") for Fiscal Year 2013.

Participants

Executive officers and Vice Presidents.

Performance Bonus

Participants are eligible to receive a bonus based on the level of attainment of pre-specified corporate performance goals. The Company's compensation committee establishes the performance goals to be attained.

Performance Goals

The corporate performance goals for Fiscal Year 2013 are revenue and operating income (after bonus payout). The amount of bonus earned is based 50% on revenue achieved and 50% on operating income achieved; however, a minimum of 90% of the target performance goal must be achieved for payout under that performance goal and no bonus will be paid under either performance goal if a minimum of 90% of the operating income target is not achieved.

Target Bonus Awards

The Company's compensation committee establishes the bonuses payable based on the level of attainment of the corporate performance goals. The target bonuses for each named executive officer for Fiscal Year 2013 are as follows: Chief Executive Officer: 100% of base salary; Chief Financial Officer, Chief Operating Officer and Vice President of Sales: 60% of base salary; Chief Accounting Officer: 40% of base salary. Based on level of performance attained, actual bonus payouts can range from 100% to 200% of base salary for the Chief Executive Officer; 60% to 120% of base salary for the Chief Financial Officer, Chief Operating Officer and Vice President of Sales; and 40% to 100% of base salary for the Chief Accounting Officer.

Payment of Bonus

A portion of the bonus is payable following the end of the first 6 months of Fiscal Year 2013 based on achievement of performance goals for such semi-annual period. The bonus payable based on full-year performance is then reduced by the bonus amount paid with respect to such semi-annual period. In the event that Company performance declines in the second half of the year such that no annual bonus would be payable for the fiscal year based on fiscal year performance, the participant is not required to repay any bonus payment received based on the performance for the first 6 months of the fiscal year. The participant must remain in employment with the Company through the last day of the performance periods to receive a bonus for that period.

Exhibit 10.33

February 14, 2012

Mary L. Dotz

Dear Mary:

Alpha and Omega Semiconductor, Incorporated (the "Company" or "AOS") is pleased to offer you a position as Chief Financial Officer at a salary of $280,000 per year, payable bi-weekly, effective on March 1, 2012 or the date of commencement of your employment (the "Commencement Date"). Your target cash incentive for Fiscal Year 2012 will be 60% of your annual base salary, adjusted based on actual months of service and subject to achievement on goals set by the Company.

We will recommend to the compensation committee of the board of directors of Alpha and Omega Semiconductor Limited ("AOS Limited"), the Company's parent corporation, that you be granted options (the "Options") to purchase 150,000 shares of Common Shares pursuant to its 2009 Share Option/ Share Issuance Plan (the "Plan"). If approved, such grant will be made at the next regularly-scheduled meeting of the Compensation Committee following your employment commencement date. The Options will vest 20% after the first twelve months and in monthly increments of 1/60 of the Options over four years following the first twelve months.

In addition, it is anticipated that you will enter into a retention letter agreement with the Company (the "Retention Agreement") with substantially the same terms and conditions as those set forth in the retention letter agreement entered into between the Company and the current Chief Financial Officer.

You will report directly to Dr. Mike Chang, Chairman and CEO, and you will answer on demand to the Audit Committee of the Board of Directors of the Company.

We will also offer you our standard benefit package that are offered to our full-time staff, including health, dental, vision, and life insurance benefits.

The Company asks that you complete the enclosed Directors and Officers Questionnaire immediately upon acceptance of this offer and the Employee Confidential Information and Inventions Assignment Agreement on or prior to the Commencement Date. In part, this Agreement requests that a departing employee refrain from using or disclosing the Company's Confidential Information (as defined in this Agreement) in any manner that may be detrimental to or conflict with the business interests of the Company. This Agreement does not prevent a former employee from using his or her general knowledge and experience—no matter when or how gained—in any new field or position. If you have any questions about this Agreement, please let me know.

We hope that you and the Company will find mutual satisfaction with your employment. All of us at Alpha and Omega Semiconductor are very excited about you joining our team and look forward to a beneficial and fruitful relationship. Nevertheless, your employment with the Company shall remain *at will*. You have the right to terminate your employment at any time, with or without cause or notice, and the Company reserves for itself an equal right. Nothing in this letter is intended to modify this at-will employment relationship.

This offer is contingent upon the successful completion of a background check which we will conduct upon your acceptance of this offer. For purposes of federal immigration law, you will be required to provide the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three business days of your date of hire, or your employment relationship will be terminated. By signing below you warrant and represent that you have full power and authority to accept this offer and you can perform your job duties at the Company without breaching any agreement between you and any of your former employers or any other parties.

This letter agreement, the Employee Confidential Information and Inventions Assignment Agreement and the Retention Agreement together contain the entire agreement with respect to your employment and supersede any prior or contemporaneous representations or agreements. The terms of this offer may only be changed by written agreement, although the Company may from time to time, in its sole discretion, adjust the salaries and benefits paid to you and its other employees, as well as reporting relationships, job titles and responsibilities. Should you have any questions with regard to any of the items indicated above, please call me. Kindly indicate your consent to this agreement by signing and returning a copy of this letter and, as appropriate, a completed "Employee Confidential Information and Inventions Agreement" to AOS by 9AM, February 15, 2012.

Very truly yours,

Alpha and Omega Semiconductor Incorporated

/s/ Mike Chang 2/14/2012

Mike Chang, Chief Executive officer

/s/ Howard Bailey

Howard Bailey, Chairman of the Board Audit Committee

ACCEPTED AND AGREED:

/s/ Mary Dotz Feb. 15, 2012

Mary Dotz

Exhibit 10.34

Third Addendum to Foundry Agreement

This is the third addendum (the "Third Addendum") to the Foundry Agreement dated January 10, 2002 (the "Foundry Agreement") is made effective as of January 9, 2012 (the "Effective Date") by and between Alpha and Omega Semiconductor Limited ("AOS") and Shanghai Hua Hong NEC Electronics Company Limited ("HHNEC"), as amended by the First Addendum signed by the Parties on July 28, 2005 and the Second Addendum signed by the Parties on April 11, 2007. All expressions not defined here shall have the same meaning as they have in the Foundry Agreement. Except to the extent modified by this Third Addendum, all other provisions of the Foundry Agreement shall remain in fill effect.

For valid and sufficient consideration, and pursuant to Section 10.3 and 10.9 of the Foundry Agreement, HHNEC and AOS agree as follows:

1. The Term of the Foundry Agreement in Section 9.1 shall be extended and renewed for another five (5) years immediately following its expiration date, January 09, 2012.

2. Section 4.4 (RMAs) in the Foundry Agreement is hereby deleted in its entirety and replaced with the following:

4.4. RMAs. AOS may make returns to HHNEC, within one (1) year of Fab out Date, with a written return material authorization ("RMA") issued by HHNEC. HHNEC will analyze such authorized returns and report to AOS on the results of such analysis within thirty (30) days of receipt of such RMA. ADS will cooperate with HHNEC to resolve any problems associated with the returns. If AOS and HHNEC determine that any Products returned under an RMA are defective for reasons solely attributable to HHNEC, HHNEC shall immediately refund any payment made by AOS for such Products and reimburse AOS for assembly and testing costs that are described in the Attachment hereto related to such Products. HHNEC's reimbursement liability shall be based on the actual cost related to such impacted products not exceeding four (4) times amount of wafer prices received by HHNEC from AOS under the Purchase Order in which the Product directly or indirectly gives rise to the claim was included. AOS should also return or scrap / destroy all RMA wafers / dies, either with HHNEC's confirmation, or with independent 3rd party certificate of such scrap / destroy.

3. Section 8.3 (Indemnification) in the Foundry Agreement is hereby deleted in its entirety and replaced with the following:

(a) If any third party claims or alleges that AOS product Design or AOS Process infringes upon such third party's Intellectual Property Rights ("AOS Claims"), AOS shall, at its own expense, defend HHNEC and/or its Affiliates against AOS Claims, and indemnify and hold HHNEC and/or its Affiliates harmless from and against any expenses and losses, including without limitation reasonable attorneys' fees, resulting from AOS Claims; provided that (i) HHNEC and/or its Affiliates gives AOS reasonably prompt notice in writing of any AOS Claims and permits AOS, through counsel of its choice, to answer the charge of infringement and defend AOS Claims; (ii) HHNEC and/or its Affiliates provides AOS information, assistance and authority, at AOS's expense, to enable AOS to defend AOS Claims; and (iii) AOS shall not be responsible for any settlement made by HHNEC and/or its Affiliates without AOS's written consent.

(b) If any third party claims or alleges that HHNEC Process or HHNEC Unit Process Module infringes upon such third party's intellectual Property Rights ("HHNEC Claims"), HHNEC shall, at its own expense, defend AOS and/or its Affiliates against HHNEC Claims and indemnify and hold AOS and/or its Affiliates harmless from and against any expenses and losses, including without limitation reasonable attorneys' fees, resulting from HHNEC Claims; provided that (i) AOS and/or its Affiliates gives HHNEC reasonably prompt notice in writing of any HHNEC Claims and permits HHNEC, through counsel of its choice, to answer the charge of infringement and defend HHNEC Claims; (ii) AOS and/or its Affiliates provides HHNEC information, assistance and authority, at HHNEC's expense, to enable HHNEC to defend HHNEC Claims; and (iii) HHNEC shall not be responsible for any settlement made by AOS and/or its Affiliates without HHNEC's written consent. For purpose of this Section, "Affiliate(s)" means any legal entity that directly or indirectly controls another entity via beneficial ownership of more than ninety percent (90%) of voting power or equity in another entity ("Control"), or is Controlled by another entity or is under common Control with another entity, so long as such Control exists.

4. Section 10.8 (Governing Law; Arbitration) in the Foundry Agreement is hereby deleted in its entirely and replaced with the following:

10.8 Governing Law; Arbitration. This Agreement shall be governed by and construed in all respects in accordance with the laws of Hong Kong. Any dispute or claim arising out of or in connection with this Agreement or the performance, breach or termination thereof, shall be finally settled by arbitration in Hong Kong and administrated by Hong Kong International Arbitration Centre in accordance with its rules in force when the notice of arbitration is submitted in accordance with these rules. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof, provided, however, that either party may apply to any court of competent jurisdiction for injunction relief to enforce Section 7.4.

5. HHNEC and AOS hereby agree to delete the Section 3 in the Second Addendum in its entirety as described with the following: HHNEC shall NOT enter into any agreement for production, supply, and/or service related to any trench DMOS products from any direct customers that are headquartered in Taiwan and/or have substantial control entity in Taiwan without prior approval by AOS.

6. All rights and obligations of AOS under the Foundry Agreement and all its Addendums are hereby assigned to Alpha & Omega Semiconductor (Macau) Limited in whole.

7. Except as to the subject matter expressly modified in this Third Addendum, the Foundry Agreement, as amended by the First Addendum and the Second Addendum, shall remain in full force and effect in all respects. In the event of a conflict between this Third Addendum, the

Second Addendum, the First Addendum, or the Foundry Agreement, the terms of this Third Addendum shall prevail.

IN WITNESS WHEREOF, HHNEC and AOS have caused this Third Addendum to the Foundry Agreement to be executed by their duly authorized representatives on the date first written above.

Shanghai Hua Hong NEC Electronics Co. Ltd.

By: /s/ Gao Feng

Name & Title: Feng Gao, VP

February 27, 2012

Alpha and Omega Semiconductor Limited

By: /s/ Yueh-Se Ho

Name & Title: Yueh-Se Ho / Director

Acknowledged and accepted by:

Alpha and Omega Semiconductor (Macau), Limited

By: /s/ David Chou

Name & Title: David Chou / Director

March 6, 2012

Exhibit 10.35

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

RESTRICTED SHARE UNIT ISSUANCE AGREEMENT

RECITALS

A. The Board has adopted the Plan for the purpose of retaining the services of selected Employees and consultants and other independent advisors who provide services to the Company (or any Parent or Subsidiary).

B. Participant is to render valuable services to the Company (or a Parent or Subsidiary), and this Agreement is executed pursuant to, and is intended to carry out the purposes of, the Plan in connection with the Company's issuance of Common Shares to the Participant under the Plan.

C. All capitalized terms in this Agreement shall have the meaning assigned to them in the attached Appendix A.

NOW, THEREFORE, it is hereby agreed as follows:

1. **Grant of Restricted Share Units**. The Company hereby awards to the Participant, as of the Award Date, Restricted Share Units under the Plan. Each Restricted Share Unit represents the right to receive one Common Share on the date that unit vests in accordance with the express provisions of this Agreement. The number of Common Shares subject to the awarded Restricted Share Units, the applicable vesting schedule for those shares, the dates on which those vested shares shall become issuable to Participant and the remaining terms and conditions governing the award (the "Award") shall be as set forth in this Agreement.

AWARD SUMMARY

Award Date:	<Award Date>
Number of Shares Subject to Award:	<# of Shares Awarded> Common Shares (the "Shares")
Vesting Schedule:	The Shares shall vest in a series of forty-eight (48) successive equal monthly installments upon the Participant's completion of each month of Service over the forty-eight (48)-month period measured from the Award Date. The Shares shall also be subject to accelerated vesting, in whole or in part, in accordance with the provisions of Paragraph 5 of this Agreement.
Issuance Schedule	Each Share in which the Participant vests in accordance with the terms of this Agreement shall be issued, subject to the Company's collection of all applicable Withholding Taxes, on the last day of the calendar quarter in which the vesting date for such Share occurs or as soon thereafter as administratively practicable, but in no event later than the close of the calendar year in which such vesting date occurs or (if later) the fifteenth day of the third calendar month following such vesting date (the "Issuance Date"). The Shares which vest pursuant to Paragraph 5 of this Agreement shall be issued in accordance with the provisions of such Paragraph. The applicable Withholding Taxes are to be collected pursuant to the procedures set forth in Paragraph 7 of this Agreement.

2. **Limited Transferability**. Prior to actual receipt of the Shares which vest hereunder, the Participant may not transfer any interest in the Award or the underlying Shares. Any Shares which vest hereunder but which otherwise remain unissued at the time of the Participant's death may be transferred pursuant to the provisions of the Participant's will or the laws of inheritance.

3. **Cessation of Service**. Except as otherwise provided in Paragraph 5 below, should the Participant cease Service for any reason prior to vesting in one or more Shares subject to this Award, then the Award will be immediately cancelled with respect to those unvested Shares, and the number of Restricted Share Units will be reduced accordingly. The Participant shall thereupon cease to have any right or entitlement to receive any Shares under those cancelled units.

4. **Shareholder Rights and Dividend Equivalents.** The holder of this Award shall not have any shareholder rights, including voting or dividend rights, with respect to the Shares subject to the Award until the Participant becomes the record holder of those Shares upon their actual issuance following the Company's collection of the applicable Withholding Taxes.

5. **Change of Control**.

(a) Any Restricted Share Units subject to this Award at the time of a Change in Control may be assumed by the successor entity or otherwise continued in full force and effect. In the event of such assumption or continuation of the Award, no accelerated vesting of the Restricted Share Units shall occur at the time of the Change in Control.

(b) In the event the Award is assumed or otherwise continued in effect, the Restricted Share Units subject to the Award shall be adjusted immediately after the consummation of the Change in Control so as to apply to the number and class of securities into which the Shares subject to those units immediately prior to the Change in Control would have been converted in consummation of that Change in Control had those Shares actually been issued and outstanding at that time. To the extent the actual holders of the outstanding Common Shares receive cash consideration for their Common Shares in consummation of the Change in Control, the successor corporation (or parent entity) may, in connection with the assumption or continuation of the Restricted Share Units subject to the Award at that time, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per Common Share in the Change in Control transaction.

(c) If the Restricted Share Units subject to this Award at the time of the Change in Control are not assumed or otherwise continued in effect in accordance with Paragraph 5(a), then those units shall vest immediately prior to the closing of the Change in Control. The Shares subject to those vested units shall be converted into the right to receive for each such Share the same consideration per Common Share payable to the other stockholders of the Company in consummation of that Change in Control, and such consideration shall be distributed to the Participant within three (3) business days following the effective date of that Change in Control. Such distribution shall be subject to the Company's collection of the applicable Withholding Taxes pursuant to the provisions of Paragraph 7.

(d) This Agreement shall not in any way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

6. **Adjustment in Shares**. In the event of any of the following transactions affecting the outstanding Common Shares as a class without the Company's receipt of consideration: any share split, share dividend, recapitalization, combination of shares, exchange of shares, spin-off transaction or other change affecting the outstanding Common Shares as a class without the Company's receipt of consideration, or in the event of a substantial reduction to the value of the outstanding Common Shares as a result of a spin-off transaction or extraordinary distribution, then equitable and proportional adjustments shall be made by the Plan Administrator to the total number and/or class of securities issuable pursuant to this Award in order to reflect such change.

7. **Issuance of Shares**.

(a) On each applicable Issuance Date for the Shares which vest in accordance with the provisions of this Agreement, the Company shall issue to or on behalf of the Participant a certificate (which may be in electronic form) for the vested Common Shares to be issued on such date, subject to the Company's collection of the applicable Withholding Taxes.

(b) Until such time as the Company provides the Participant with notice to the contrary, the Company shall collect the applicable Withholding Taxes through an automatic Share withholding procedure pursuant to which the Company will withhold, on the applicable Issuance Date for the Shares that vest under the Award, a portion of those vested Shares with a Fair Market Value (measured as of the Issuance Date) equal to the amount of such Withholding Taxes (the "Share Withholding Method"); ***provided, however***, that the amount of any Shares so withheld shall not exceed the amount necessary to satisfy the Company's required tax withholding obligations using the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to supplemental taxable income. The Participant shall be notified in writing in the event such Share Withholding Method is no longer available.

(c) Should any Shares vest under the Award at time the Share Withholding Method is not available, then the Withholding Taxes shall be collected from the Participant through either of the following alternatives:

- the Participant's delivery of his or her separate check payable to the Company in the amount of such Withholding Taxes, or

- the use of the proceeds from a next-day sale of the Shares issued to the Participant, provided and only if (i) such a sale is permissible under the Company's trading policies governing the sale of Common Shares, (ii) the Participant makes an irrevocable commitment, on or before the vesting date for those Shares, to effect such sale of the Shares and (iii) the transaction is not otherwise deemed to constitute a prohibited loan under Section 402 of the Sarbanes-Oxley Act of 2002.

(d) Notwithstanding the foregoing provisions of this Paragraph 7, the employee portion of the federal, state and local employment taxes required to be withheld by the Company in connection with the vesting of the Shares (the "Employment Taxes") shall in all events be collected from the Participant no later than the last business day of the calendar year in which the Shares vest hereunder. Accordingly, to the extent the applicable issuance date for one or more vested Shares is to occur in a year subsequent to the calendar year in which those Shares vest, the Participant shall, on or before the last business day of the calendar year in which the Shares vest, deliver to the Company a check payable to its order in the dollar amount equal to the Employment Taxes required to be withheld with respect to those Shares. The provisions of this Paragraph 7(d) shall be applicable only to the extent necessary to comply with the applicable tax withholding requirements of Code Section 3121(v).

(e) Except as otherwise provided in Paragraph 5 or Paragraph 7(b), the settlement of all Restricted Share Units which vest under the Award shall be made solely in Common Shares. No fractional share shall be issued pursuant to this Award, and any fractional share resulting from any calculation made in accordance with the terms of this Agreement shall be rounded down to the next whole Common Share.

8. **Compliance with Laws and Regulations**. The issuance of Common Shares pursuant to the Award shall be subject to compliance by the Company and the Participant with all applicable requirements of law relating thereto and with all applicable regulations of the Stock Exchange on which the Common Share is listed for trading at the time of such issuance.

9. **Notices.** Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Company at its principal corporate offices, and directed to the attention of Stock Plan Administrator. Any notice required to

be given or delivered to the Participant shall be in writing and addressed to the Participant at the most current address then on record with the Company or shall be delivered electronically to the Participant through the Company's electronic mail system. All notices shall be deemed effective upon personal delivery, upon sending of an email or upon deposit in the mail, postage prepaid and properly addressed to the party to be notified.

10. **Successors and Assigns**. Except to the extent otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and the Participants, and the Participant's assigns, the legal representatives, heirs and legatees of the Participant's estate.

11. **Construction**. This Agreement and the Award evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the terms of the Plan. All decisions of the Plan Administrator with respect to any question or issue arising under the Plan or this Agreement shall be conclusive and binding on all persons having an interest in the Award.

12. **Governing Law**. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of California without resort to that State's conflict-of-laws rules.

13. **Employment at Will**. Nothing in this Agreement or in the Plan shall confer upon Participant any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent or Subsidiary employing or retaining the Participant) or of the Participant, which rights are hereby expressly reserved by each, to terminate the Participant's Service at any time for any reason, with or without cause.

14. **Code Section 409A.** It is the intention of the parties that the provisions of this Agreement comply with the requirements of the short-term deferral exception of Section 409A of the Code and Treasury Regulations Section 1.409A-1(b)(4). Accordingly, to the extent there is any ambiguity as to whether one or more provisions of this Agreement would otherwise contravene the requirements or limitations of Code Section 409A applicable to such short-term deferral exception, then those provisions shall be interpreted and applied in a manner that does not result in a violation of the requirements or limitations of Code Section 409A and the Treasury Regulations thereunder that apply to such exception.

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first indicated above.

ALPHA AND OMEGA SEMICONDUCTOR LIMITED

By:

Title:

PARTICIPANT

Name:

Signature:

APPENDIX A

DEFINITIONS

The following definitions shall be in effect under the Agreement:

A. **Agreement** shall mean this Restricted Share Unit Issuance Agreement.

B. **Award** shall mean the award of restricted share units made to the Participant pursuant to the terms of this Agreement.

C. **Award Date** shall mean the date the restricted share units are awarded to the Participant pursuant to the Agreement and shall be the date indicated in Paragraph 1 of the Agreement.

D. **Board** shall mean the Company's Board of Directors.

E. **Change in Control** shall mean a change in ownership or control of the Company effected through any of the following transactions:

(i) a merger, consolidation or other reorganization approved by the Company's shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company's outstanding voting securities immediately prior to such transaction, or

(ii) a shareholder-approved sale, transfer or other disposition of all or substantially all of the Company's assets in liquidation or dissolution of the Company, or

(iii) the acquisition, directly or indirectly by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company), of beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders.

F. **Code** shall mean the Internal Revenue Code of 1986, as amended.

G. **Common Share** shall mean the Company's common shares.

H. **Company** shall mean Alpha and Omega Semiconductor Limited, a company incorporated and existing under the laws of the Islands of Bermuda, and any successor corporation to all or substantially all of the assets or voting stock of Alpha and Omega Semiconductor Limited which shall by appropriate action assume this option

I. **Employee** shall mean an individual who is in the employ of the Company (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

J. **Fair Market Value** per Common Share on any relevant date shall be the closing price per Common Share on the date in question, as such price is reported by the Financial Industry Regulatory Authority (if traded at the time on the Nasdaq Global or Global Select Market) or as officially quoted in the composite tape of transactions on any other Stock Exchange on which the Common Share is then traded. If there is no closing selling price for the Common Share on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

K. **1934 Act** shall mean the Securities Exchange Act of 1934, as amended from time to time.

L. **Participant** shall mean the person to whom the Award is made pursuant to the Agreement.

M. **Parent** shall mean any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, provided each corporation in the unbroken chain (other than the Company) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

N. **Plan** shall mean the Company's 2009 Share Option/Share Issuance Plan, as amended and restated from time to time.

O. **Plan Administrator** shall mean either the Board or a committee of the Board acting in its capacity as administrator of the Plan.

P. **Service** shall mean the Participant's performance of services for the Company (or any Parent or Subsidiary) in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor. For purposes of this Agreement, the Participant shall be deemed to cease Service immediately upon the occurrence of the either of the following events: (i) the Participant no longer performs services in any of the foregoing capacities for the Company (or any Parent or Subsidiary) or (ii) the entity for which the Participant performs such services ceases to remain a Parent or Subsidiary of the Company, even though Participant may subsequently continue to perform services for that entity. Except to the extent otherwise required by law or expressly authorized by the Plan Administrator or by the Company's written policy on leaves of absence in effect at the time of such leave, no Service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

Q. **Stock Exchange** shall mean the American Stock Exchange the American Stock Exchange, the Nasdaq Global or Global Select Market or the New York Stock Exchange.

R. **Subsidiary** shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

S. **Withholding Taxes** shall mean (i) the employee portion of the federal, state and local employment taxes required to be withheld by the Company in connection with the vesting of the Common Shares under the Award and (ii) the federal, state and local income taxes required to be withheld by the Company in connection with the issuance of the Common Shares which vest under the Award.

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Incorporated Location	Percentage Owned
Alpha and Omega Semiconductor Incorporated	California, United States	100% owned by AOS
Alpha and Omega Semiconductor (Cayman) Ltd.	Cayman	100% owned by AOS
Alpha and Omega Semiconductor (Shanghai) Co., Ltd.	China	100% owned by AOS
Alpha & Omega Semiconductor (Shenzhen) Limited	China	100% owned by AOS
Alpha & Omega Semiconductor (Hong Kong) Limited	Hong Kong	100% owned by AOS
Alpha & Omega Semiconductor (Macau), Ltd.	Macau	100% owned by AOS
Alpha & Omega Semiconductor (Singapore) PTE. Ltd.	Singapore	100% owned by AOS
Alpha & Omega Semiconductor (Taiwan) Limited	Taiwan	100% owned by AOS
Agape Package Manufacturing Ltd.	Cayman	100% owned by AOS
Agape Package Manufacturing (Shanghai) Ltd.	China	100% owned by AOS
Agape Limited	Hong Kong	100% owned by AOS
Jireh Semiconductor Incorporated	Oregon, United States	100% owned by AOS

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-180126, 333-172173 and 333-166403) of Alpha and Omega Semiconductor Limited of our report dated September 9, 2011 relating to the consolidated financial statements and financial statement schedules, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 31, 2012

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated August 31, 2012, with respect to the consolidated financial statements, schedules, and internal control over financial reporting included in the Annual Report of Alpha and Omega Semiconductor Limited and subsidiaries on Form 10-K for the year ended June 30, 2012. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Alpha and Omega Semiconductor Limited and subsidiaries on Forms S-8 (File No. 333-180126, effective March 15, 2012; File No. 333-172173, effective February 11, 2011; and File No. 333-166403, effective April 30, 2010).

/s/ GRANT THORNTON LLP

San Jose, California
August 31, 2012

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mike F. Chang, certify that:

1. I have reviewed this report on Form 10-K of Alpha and Omega Semiconductor Limited;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 31, 2012

/s/ MIKE F. CHANG

Mike F. Chang

Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mary L. Dotz, certify that:

1. I have reviewed this report on Form 10-K of Alpha and Omega Semiconductor Limited;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 31, 2012

/s/ MARY L. DOTZ

Mary L. Dotz
Chief Financial Officer and Corporate Secretary

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Mike F. Chang, the chief executive officer of Alpha and Omega Semiconductor Limited (the "Company"), certify for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,

a. the Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 2012 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
b. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 31, 2012

/s/ MIKE F. CHANG

Mike F. Chang
Chief Executive Officer

Exhibit 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. § 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

I, Mary L. Dotz, the chief financial officer of Alpha and Omega Semiconductor Limited (the "Company"), certify for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge,

a. the Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 2012 (the "Report"), fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
b. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 31, 2012

/s/ MARY L. DOTZ

Mary L. Dotz
Chief Financial Officer and Corporate Secretary

ALPHA & OMEGA SEMICONDUCTOR

Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 15, 2012

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting of Shareholders (the "Annual Meeting") of Alpha and Omega Semiconductor Limited, a Bermuda exempted limited liability company ("we," "our," "us," or the "Company"), will be held on Thursday, November 15, 2012 at 4:00 p.m., local time, at the Company's U.S. offices located at 475 Oakmead Parkway, Sunnyvale, California 94085, or any other adjournments or postponements thereof, for the following purposes:

1. To elect six (6) nominees to serve as directors on our Board of Directors until the next annual general meeting of shareholders or until their successors are duly elected and qualified;

2. To approve and ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm, and to authorize our Board of Directors, acting through our Audit Committee, to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2013; and

3. To consider and act upon such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on October 4, 2012 will be entitled to vote at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that a quorum at the Annual Meeting may be achieved, please promptly complete, sign, date and return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone by following the instructions set forth on the enclosed proxy card and the accompanying proxy statement.

By order of the Board of Directors,

Mike F. Chang
Chairman of the Board of Directors

Dated October 15, 2012

Important Notice Regarding the Availability of Proxy Materials
For the Annual Meeting to be Held on November 15, 2012:
The Proxy Statement, Proxy Card and Annual Report on Form 10-K for fiscal year 2012 are available at:
http://investor.aosmd.com/annuals.cfm

Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

PROXY STATEMENT

FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 15, 2012

TABLE OF CONTENTS

Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

PROXY STATEMENT

FOR THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 15, 2012

INFORMATION REGARDING THE ANNUAL GENERAL MEETING

General

This proxy statement ("Proxy Statement") has information about the 2012 Annual General Meeting of Shareholders (the "Annual Meeting") and was prepared by our management for the Board of Directors of Alpha and Omega Semiconductor Limited, a limited exempt company organized under the laws of Bermuda. The Notices of the Annual Meeting are being mailed to our shareholders on or about October 15, 2012. Each member of our Board of Directors supports each action for which your vote is solicited.

Our Board of Directors asks you to appoint Mike F. Chang, our Chairman and Chief Executive Officer, and Mary L. Dotz, our Chief Financial Officer and Corporate Secretary, as your proxy holders to vote your shares at the meeting. You make this appointment by properly completing the enclosed proxy as described below. If appointed by you, your shares represented by a properly completed proxy received by us will be voted at the Annual Meeting in the manner specified in the proxy statement or, if no instructions are marked on the proxy, your shares will be voted as described below. Although management does not know of any other matter to be acted upon at the Annual Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the accompanying proxy card in the manner the proxy holders deem appropriate for any other matters that may properly come before the Annual Meeting.

We maintain our registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Our telephone number in the United States is (408) 830-9742. The mailing address of our business offices in the United States is 475 Oakmead Parkway, Sunnyvale, CA 94085.

Record Date and Shares Outstanding

The record date for the Annual Meeting has been set as the close of business on October 4, 2012. Only shareholders of record as of such date will be entitled to notice of and to vote at the meeting. On the record date, there were 25,084,670 issued and outstanding common shares, par value $0.002 per share ("common shares" or "shares"). Each issued common share is entitled to one vote on the proposals to be voted on at the Annual Meeting. Shares held as of the record date include common shares that are held directly in your name as the shareholder of record and those shares held for you as a beneficial owner through a broker, bank, trust or other nominee.

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL GENERAL MEETING

Why did I receive these materials?

Our shareholders as of the close of business on October 4, 2012, which we refer to as the "Record Date," are entitled to vote at the Annual Meeting, which will be held at 4:00 p.m., local time, at Alpha and Omega Semiconductor's U.S. office located at 475 Oakmead Parkway, Sunnyvale, California 94085. As a shareholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in the Proxy Statement. We distribute the Proxy Statement and related materials to our shareholders of record on the Record Date.

The Proxy Statement provides notice of the Annual Meeting, describes the proposals presented for shareholder actions and includes information about the proposals, information concerning our management, corporate governance, principal shareholders and other relevant information. The accompanying proxy card also enables shareholders to vote on the matters without having to attend the Annual Meeting in person.

What is a proxy?

A proxy is your legal designation of another person to vote on your behalf. By completing and returning the enclosed proxy card, you are providing each of our Chief Executive Officer and the Chief Financial Officer with the authority to vote your shares in the manner you indicate on your proxy card.

What are the proposals to be considered at the Annual Meeting and what vote is required to approve each proposal?

The Board of Directors is submitting the following two (2) proposals for shareholder actions at the Annual Meeting:

- **Proposal 1** - the election of six (6) nominees to serve as directors on our Board of Directors until the next annual general meeting of shareholders or until their successors are duly elected and qualified. The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum. Broker non-votes will have no effect on this proposal.

- **Proposal 2** - the approval and ratification of the appointment of Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm, and the authorization for our Board of Directors to determine the remuneration of the accounting firm, for the fiscal year ending June 30, 2013. The affirmative vote of holders of a majority of the votes cast in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal. A properly executed proxy marked "abstain" with respect to Proposal 2 will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have no effect on this proposal.

Who is entitled to vote at the Annual Meeting?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate and vote in the Annual Meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Annual Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding shares of our common shares you own as of the Record Date. As of the Record Date, there were 25,084,670 shares of our common shares outstanding and eligible to vote at the Annual Meeting.

What is the difference between a "shareholder of record" and a "street name" holder or a beneficial owner?

These terms describe how your shares are held. If your shares are registered directly in your name with Computershare, our transfer agent, you are considered a "shareholder of record." As the shareholder of record, you have the right to grant your voting proxy directly to our management or to vote in person at the Annual Meeting. If your shares are held in a brokerage, bank, trust or other nominee, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank, trust or nominee how to vote and are also invited to attend the Annual Meeting.

How can I vote my shares at the Annual Meeting?

If you are a shareholder of record, you may vote by mailing a completed proxy card, via the Internet or by telephone. Instructions for voting via the Internet or by telephone are set forth in the proxy card attached to the Proxy Statement. To vote by mailing a proxy card, sign and return the enclosed proxy card in the enclosed prepaid and addressed envelope and your shares will be voted at the Annual Meeting in the manner you directed. You may also vote in person at the Annual Meeting.

If you are a beneficial owner, your broker, bank, trust or nominee should have provided voting instructions for you to use in directing them how to vote your shares. You may be eligible to vote your shares over the Internet or by telephone rather than by mailing a completed voting instruction card provided by the broker, bank, trust or nominee. Please check the voting instructions card provided by your bank or brokerage house for instructions. You may also vote in person at the Annual Meeting. To do so, you must obtain a legal proxy from the broker, bank, trust or other nominee that holds your shares giving you the right to vote the shares. Please contact that organization for instructions regarding obtaining a legal proxy.

Can I vote by telephone or electronically through the Internet?

If you are a shareholder of record, you may vote by telephone by calling 1-800-652-8683 within U.S.A., U.S. territories and Canada, or 1-781-575-2300 outside U.S.A., U.S. territories and Canada, or electronically through the Internet at www.investorvote.com/aosl. The instructions are included with your proxy card.

If your shares are held in "street name," please check your proxy card or contact your broker, bank, trust or other nominee to determine whether you will be able to vote by telephone or electronically through the Internet and the deadline for such voting.

Can I change my vote after I return my proxy card?

Yes. If you are a shareholder of record and submitted your proxy through the mail, Internet or by telephone, you may revoke your proxy at any time before the vote is taken at the Annual Meeting by any of the following ways:

- granting a proxy through the Internet or by telephone after the date of your original proxy and before the deadlines for voting included on your proxy card;
- submitting a later-dated proxy by mail before your earlier-dated proxy is voted at the Annual Meeting;
- giving written notice of the revocation of your proxy to our Corporate Secretary at the address shown above that is actually received by our Corporate Secretary prior to the Annual Meeting; and
- voting in person at the Annual Meeting.

If you are a "street name" holder, you may change your vote by submitting new voting instructions to your broker, bank, trust or other nominee or, if you have obtained a legal proxy from your broker, bank, trust or other nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Annual Meeting in person and so request, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence at the Annual Meeting, in person or by proxy, of at least two shareholders representing a majority of the aggregate voting power of the Company's common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Annual Meeting.

Proxies received but marked as abstentions, votes withheld and broker non-votes (as described below) will be included in the calculation of the number of shares present at the Annual Meeting for quorum purposes.

Who can attend the Annual Meeting?

All shareholders of record as of the close of business on October 4, 2012 can attend the meeting. However, seating is limited and will be on a first arrival basis.

To attend the Annual Meeting, please follow these instructions:

- If you are a shareholder of record, bring proof of ownership of your shares and a form of identification; or
- If you are a "street name" holder, bring proof of ownership of your shares through your broker, bank, trust or nominee, and a form of identification. You must have obtained a "legal proxy" from your broker, bank, trust or nominee to vote at the Annual Meeting.

What are the Board of Directors' recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. After careful consideration, the Board of Directors recommends the following vote for proposals:

Proposals	Recommendation of the Board of Directors
1 Election of Directors	FOR all Nominees
2 Approval and Ratification of the appointment of Grant Thornton LLP as our independent registered accounting firm and authorization for the board to determine its remuneration for the fiscal year ending June 30, 2013	FOR

Will shareholders be asked to vote on any other matters?

To the knowledge of the Company and its management, shareholders will vote only on the matters described in the Proxy Statement. However, if any other matters properly come before the Annual Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.

How are votes counted and how will a broker non-vote be treated and counted?

For Proposal 1 with respect to the election of directors, you may vote "FOR" all or some of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

For Proposal 2 with respect to the appointment of the independent registered public accounting firm, you may vote "FOR," "AGAINST" or "ABSTAIN." Abstentions will have no effect on the outcome of the votes.

As the "street name" holder or beneficial owner, you have the right to direct your broker, bank, trust or other nominee on how to vote your shares at the Annual Meeting. The broker, bank, trust or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. If you are a beneficial owner and your broker, bank, trust or other nominee holds your shares in its name, it is not permitted for the broker, bank, trust or other nominees to vote your shares on the election of directors (Proposal 1). The broker, bank, trust or other nominees are permitted to vote for the approval and ratification of the appointment of Grant Thornton LLP (Proposal 2). Broker non-votes are counted for purposes of establishing a quorum.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of the Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

How can I find out the results of the voting at the 2012 Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K filed within four business days after the Annual Meeting.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Company's directors are elected annually to serve until the next annual general meeting of shareholders or until their successors are duly elected and qualified. Upon recommendation from our Nominating and Corporate Governance Committee, our Board of Directors has nominated each of the six director nominees named below for election to the board at the Annual Meeting. One of our current directors, Mr. Mark A. Stevens, is not standing for reelection at the Annual Meeting. Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of such nominees.

Director Nominees

Information concerning the director nominees as of October 4, 2012 is set forth below:

Name	Age	Position
Mike F. Chang, Ph.D.	67	Chairman of the Board and Chief Executive Officer
Yueh-Se Ho, Ph.D.	60	Director and Chief Operating Officer
Chung Te Chang (2)(3)	65	Director
Howard M. Bailey (1)	66	Director
Thomas W. Steipp (1)(3)	63	Director
Richard W. Sevcik (2)(3)(4)	64	Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee
(4) Mr. Sevcik has been appointed to serve on the Audit Committee effective immediately following the Annual Meeting.

Mike F. Chang, Ph.D., is the founder of our Company and has served as our Chairman of the Board and Chief Executive Officer since the incorporation of our Company. Prior to establishing our Company, Dr. Chang served as the Executive Vice President at Siliconix Incorporated, a subsidiary of Vishay Intertechnology Inc., a semiconductor Company, or Siliconix, from 1998 to 2000. Dr. Chang also held various other positions at Siliconix from December 1987 to 1998. Earlier in his career, Dr. Chang held various positions at General Electric Company from 1974 to 1987. Dr. Chang received his B.S. in electrical engineering from National Cheng Kung University, Taiwan, and M.S. and Ph.D. in electrical engineering from the University of Missouri. Dr. Chang's extensive technological expertise and business experiences in the power semiconductor industry and his knowledge of our day-to-day operations and long-term strategic initiatives provide our Board of Directors with valuable insights and in-depth understanding of our Company.

Yueh-Se Ho, Ph.D., is a co-founder of our company and has served as our Chief Operating Officer since January 2006 and our director since March 2006. Dr. Ho has held various operations management positions in our company since our inception, including the Vice President of Worldwide Operations from 2003 to 2006 and the Vice President of Back End Operations from 2000 to 2003. Prior to co-founding our company, Dr. Ho served as the Director of Packaging Development and Foundry Transfer at Siliconix from 1998 to 2000. Dr. Ho received his B.S. in chemistry from Tamkang University, Taiwan, and Ph.D. in chemistry from the University of Pittsburgh. Dr. Ho's extensive operating experience in the power semiconductor industry and his scientific and technical expertise in various aspects of the design and development of power semiconductor solutions make Dr. Ho a valuable contributor to our Board of Directors.

Chung Te Chang has been a director of our company since March 2006. Mr. Chang also has recently served as a director of TECO Electric and Machinery Co. Ltd., a company listed on Taiwan Stock Exchange, from June 2009 to May 2012. Before his retirement, Mr. Chang served as the President, the Chief Executive Officer and the Vice Chairman of United Microelectronics Corporation, or UMC, a semiconductor foundry, from 1999 to 2007. He also served as the President of United Semiconductor Corporation, one of UMC's joint venture companies, from 1996 to 1999. Prior to joining UMC, Mr. Chang worked for several technology companies, including Hewlett-Packard Company, Zilog, Inc., SeeQ Technology, Inc. and Paradigm Technologies, Inc. Mr. Chang received his M.S. in electrical engineering from the University of Texas at Austin. Mr. Chang's extensive experiences in the management positions of various semiconductor companies, including UMC, one of the leading semiconductor foundries in the world, and his in-depth knowledge of the semiconductor manufacturing processes, bring to our Board of Directors significant operational expertise and understanding of our company.

Howard M. Bailey has been a director of our company since March 2006. Mr. Bailey was Chief Financial Officer at Lunera Lighting, Inc., an electrical equipment company from 2010 to 2011. Mr. Bailey served as the Chief Financial Officer of Qpixel, Inc., a semiconductor company from 2007 to 2010. Prior to that, Mr. Bailey was the Chief Financial Officer of Occam Networks, Inc., a provider of networking equipment, after it merged with Accelerated Networks, Inc., from June 2002 to 2005.

Prior to that, Mr. Bailey was the Senior Vice President and Chief Financial Officer at C-Cube Microsystems, Inc., or C-Cube, a developer of digital video compression technology, from May 2000 to May 2001, where he participated in selling C-Cube to LSI Corporation. Mr. Bailey was also the Chief Financial Officer of Quantum Effect Devices, Inc., a microprocessor design company, from May 1998 to May 2000. Mr. Bailey was also the Chief Financial Officer of Photon Dynamics, a provider of test solutions for the flat panel display market, from 1994 to 1998. Currently, he serves as a director of Sococo Corporation, a social communication services company and a director of Corsair Components Inc., a company that provides components for high performance computer systems. Mr. Bailey received his B.S. in economics from the University of Maryland and M.B.A. in finance from the University of Utah. Mr. Bailey's extensive experiences in financial management positions of various technology companies, his knowledge of complex financial and operational issues and corporate governance matters facing technology companies, and his deep understanding of the accounting principles and financial reporting rules and regulations, bring significant financial and auditing expertise to our Board of Directors.

Thomas W. Steipp has been a director of our company since November 2006. In August, 2010, he assumed the role as President and CEO of Liquid Metal Technologies. Prior to that, Mr. Steipp served in various roles at Symmetricom, Inc., a provider of telecommunication products, including as Chief Executive Officer, from December 1998 to June 2009, Chief Financial Officer from December 1998 to October 1999 and President and Chief Operating Officer of Telecom Solutions, a division of Symmetricom, from March 1998 to December 1998. Prior to joining Symmetricom, Mr. Steipp served as the Vice President and General Manager of Broadband Data Networks, a division of Scientific Atlanta, Inc., a transmission network supplier, from 1996 to 1998. Mr. Steipp received his B.S. in electrical engineering from the Air Force Academy and M.S. in industrial administration from Purdue University. Mr. Steipp's extensive experiences and background in working with publicly traded and technology-based companies, including recruitment of executives, investors communications and implementing new business models, and leading acquisition activities make him a valuable resource for our Board of Directors.

Richard W. Sevcik has been a director of our company since February 2010. Currently Mr. Sevcik is the President of Sevcik Consulting, which he founded in 2006. Prior to founding Sevcik Consulting, Mr. Sevcik held various positions at Xilinx, Inc., a provider of programmable logic devices, including Executive Vice President and General Manager from January 2004 to May 2006, Senior Vice President and General Manager from April 1997 to January 2004 and a member of the board of directors from 2000 to 2006. Prior to joining Xilinx, Mr. Sevcik held various positions at Hewlett-Packard Company, including Vice President from 1995 to 1997 and Group General Manager of its System Technology Group from 1994 to 1996. Mr. Sevcik received his B.S. in engineering physics from the University of Illinois and M.S. in electrical engineering from Northwestern University. Mr. Sevcik's extensive directorial, management and governance experiences and his understanding of the business operation and reporting of publicly traded technology companies, as well as his background in electrical engineering; bring significant management expertise, scientific knowledge and appropriate perspective to our Board of Directors.

The Board of Directors recommends that shareholders vote "FOR" each of the above-mentioned nominees.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Board of Directors

Our bye-laws provide that our Board of Directors shall consist of not less than two directors. Our Board of Directors currently consists of seven directors. Our Board of Directors is the decision-making body responsible for, among other things, determining policies and guidelines for our business. Our Board of Directors also supervises our executive officers and monitors their implementation of policies and guidelines established from time to time by our Board of Directors.

No shareholder has the contractual right to designate persons to be elected to our Board of Directors, and our bye-laws provide that directors be elected upon a resolution passed at a duly convened shareholders meeting, to hold office for such term as the shareholders may determine or until their successors are appointed or elected in accordance with our bye-laws. There is no minimum share ownership or age limit requirement for qualification to serve as a member of our Board of Directors.

We have determined that each of our directors, except for Dr. Mike F. Chang and Dr. Yueh-Se Ho, is an "independent director" under the current rules of The NASDAQ Stock Market.

Board Meetings and Committees; Annual Meeting Attendance

Our Board of Directors met a total of seven times during the fiscal year ended June 30, 2012, including regular scheduled meetings and special meetings called in connection with reviewing time-sensitive matters. During the fiscal year ended June 30, 2012, each director attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which the director served during fiscal year 2012. Our policy is to encourage our Board members to attend each annual meeting of shareholders, and all of the Board members attended our 2011 annual general meeting of shareholders.

Committees of the Board of Directors

We have established three committees; an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We believe that the composition of these committees meets the criteria for independence and the functioning of these committees complies with, the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended the current rules of The NASDAQ Stock Market and SEC rules and regulations. The written charters for our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available at the Investor Relations section of our website at http://investor.aosmd.com/. The contents of this website address are not a part of the Proxy Statement.

Each committee has the composition and responsibilities described below:

Audit Committee

Our Audit Committee currently consists of Howard M. Bailey, Thomas W. Steipp and Mark A. Stevens. Mr. Stevens is not standing for reelection at the Annual Meeting, and Mr. Sevcik has been appointed to serve on the Audit Committee to be effective immediately following the Annual Meeting. The Audit Committee is chaired by Howard M. Bailey. Our Board of Directors has determined that Mr. Bailey is an Audit Committee financial expert, as defined by the rules promulgated by the SEC. Our Audit Committee held nine meetings during fiscal year 2012. The Audit Committee's responsibilities include:

- assisting our Board of Directors in its oversight of the integrity of our financial statements, risk management and internal control over financial reporting;
- retaining and setting compensation of our independent auditor, evaluating and monitoring its performance, and as appropriate, discharging our independent auditor;
- reviewing and approving all audit and non-audit services of our independent auditor;
- reviewing and discussing with management and our independent auditor our financial statements included in public filings;
- discussing with our independent auditor significant financial reporting issues in connection with the preparation of our financial statements;
- resolving any disagreements between management and our independent auditor regarding financial reporting;

- overseeing our disclosure controls and procedures; and
- reviewing and approving related party transactions.

Compensation Committee

Our Compensation Committee currently consists of Mark A. Stevens, Chung Te Chang and Richard W. Sevcik. Mr. Stevens is currently chairing the Compensation Committee and will not be standing for reelection at the Annual Meeting. Mr. Sevcik has been appointed to serve as chairman on the Compensation Committee effective immediately following the Annual Meeting. Our Compensation Committee held four meetings during fiscal year 2012. The Compensation Committee's responsibilities include:

- establishing compensation arrangements and incentive goals for executive officers and administering compensation plans and equity-based plans;
- evaluating the performance of executive officers and awarding incentive compensation and adjusting compensation arrangements as appropriate based upon performance; and
- reviewing and monitoring management development and succession plans and activities.

Although our Compensation Committee has the authority to engage an independent compensation consultant to advise it in the review process, it has not historically done so because of our relatively straight-forward structure of our compensation programs.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Chung Te Chang, Thomas W. Steipp and Richard W. Sevcik. The Nominating and Corporate Governance Committee is chaired by Chung Te Chang. Our Nominating and Corporate Governance Committee did not hold a meeting during fiscal year 2012. The Nominating and Corporate Governance Committee's responsibilities include:

- recommending to the board of directors the composition and operations of the board;
- identifying individuals qualified to serve as members of the board, and identifying and recommending that the board select the director nominees for the next annual meeting of shareholders and fill vacancies on the board; and
- recommending to the board the responsibilities of each board committee, the composition and operation of each board committee and the director nominees for assignment to each board committee.

Leadership Structure of the Board

Our Board of Directors currently combines the positions of Chief Executive Officer and Chairman of the Board of Directors. We believe that combining these two positions provides the most effective and efficient leadership structure. Our Chief Executive Officer, Dr. Mike F. Chang, has extensive knowledge of the power semiconductor industry and an in-depth understanding of our strategic initiatives and day-to-day operations, which make him well suited to set the agenda and lead the discussions at board meetings. This structure also facilitates communications between the Board and management by ensuring a regular flow of information, thereby enhancing the Board's ability to make informed decisions on critical issues facing our company. In addition, combining the two positions allows us to establish a clear chain of command and speak in a single voice by reducing the potential for a divided leadership.

To ensure a strong independent Board of Directors, four (4) out of the total six (6) members of our Board are non-employee and independent directors. The Board of Directors holds executive sessions where only independent directors attend, and these executive sessions provide an effective method to perform oversight and advisory functions of the Board. In addition, our Audit, Compensation and Nominating and Corporate Governance Committees consist of solely independent directors. Given the composition of the Board with a strong slate of independent directors, the Board does not believe that it is necessary to have a lead independent director at this time, although it may consider appointing a lead independent director if circumstances change. We believe that the board leadership described above is the best structure to lead us in the achievement of our goals and objectives and establishes an effective balance between management leadership and appropriate oversight by independent directors.

Oversight of Risk Management by the Board

One of the key functions of our Board of Directors is informed oversight of our risk management process. The Board administers this oversight function directly through the Board of Directors as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic and operational risk exposure, including risks associated with acquisition of significant assets, changes in business models, major corporate transactions and market conditions in the semiconductor industry. Our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines and is primarily responsible for assessing the risks associated with corporate governance practices and the independence of our directors. We have also established a Disclosure Committee consisting of members of management, which periodically reviews and assess any risk associated with our public disclosures, including quarterly earnings releases.

Nominations for Election of Directors

Director Qualifications

The Nominating and Corporate Governance Committee utilizes a variety of criteria to evaluate the qualifications and skills necessary to serve as members of our Board of Directors. The Nominating and Corporate Governance Committee may assess character, judgment, business acumen, scientific expertise, familiarity with issues affecting the semiconductor industry and other backgrounds and attributes that are needed to help strengthen and balance the Board of Directors. Other qualifications will be determined on a case-by-case basis, depending on whether the Nominating and Corporate Governance Committee desires to fill a vacant seat or increase the size of the Board to add new directors. In addition, while the Nominating and Corporate Governance Committee does not prescribe specific diversity standards, as a matter of practice, the Committee considers diversity in the context of the Board as a whole and takes into account the personal characteristics and experiences of current and prospective directors that reflect a broad range of perspectives in the Board's decision making process.

Identification and Evaluation of Nominees for Directors

The Nominating and Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Nominating and Corporate Governance Committee assesses the appropriate size of the Board of Directors, and whether any vacancies on the Board of Directors are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current members of the Board of Directors, executive officers, professional search firms, shareholders or other persons. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. The Nominating and Corporate Governance Committee recommends the director nominees to our Board of Directors for approval for election at each annual general meeting of shareholders. Under our bye-Laws, any director appointed by our Board of Directors is subject to re-election by shareholders at our next annual general meeting of shareholders. The nominees for election at this annual general meeting were unanimously recommended and approved by the Nominating and Corporate Governance Committee and our Board of Directors, respectively.

A shareholder seeking to recommend a prospective nominee for the Nominating and Corporate Governance Committee's consideration should submit the candidate's name and qualifications to our Corporate Secretary at our business office in the United States at 475 Oakmead Parkway, Sunnyvale, California 94085. The Nominating and Corporate Governance Committee will consider a properly submitted shareholder nomination that meets the requirements under our bye-laws. Our bye-laws require, among other things, an advance written notice of the nomination in writing of not less than sixty (60) nor more than one hundred and eighty (180) days from the date of the annual general meeting. This notice must also include certain information relating to the nominee and the nominating shareholders, as described in more detail below in "Future Shareholder Proposals and Nominations for the 2013 Annual General Meeting."

Shareholder Communication with our Board of Directors

Although we do not have a formal policy regarding communications with the Board of Directors, shareholders may communicate with the Board of Directors, including the independent directors, by sending a letter to Alpha and Omega Semiconductor Limited, Board of Directors, c/o Investor Relations, Alpha and Omega Semiconductor, Inc. 475 Oakmead Parkway, Sunnyvale, CA 94085. Shareholders may also direct their submission to a particular member of the Board of Directors.

Code of Ethics

Our Board of Directors has adopted the Code of Business Conduct and Ethics that applies to members of senior management, including the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, as well as all other employees of the Company. Our Code of Business Conduct and Ethics is publicly available on our website at http://investor.aosmd.com/governance.cfm . In the event that we make any amendments to or grant any waivers of, a provision of the Code of Ethics that applies to the principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefore, on our website at www.aosmd.com, in the Investors section.

COMPENSATION OF NON-EMPLOYEE DIRECTOR

Cash Retainer and Fees: Each non-employee director serving as a member of the Board at the beginning of the Company's fiscal year is eligible to receive an annual retainer of $5,000 or a prorated retainer for a partial year of service. In addition, each non-employee director is eligible to receive the following fees for meetings attended: (i) $2,000 for each meeting of the Board attended in person, (ii) $1,000 for each meeting of the Board attended via teleconference and (iii) $1,000 for each meeting of a committee of the Board, whether attended in person or via teleconference.

Equity Grants: Each individual who is elected by the Company's shareholders to serve as a non-employee director at the Company's Annual Shareholders Meeting and each individual who is to continue to serve as a non-employee director following such meeting whether or not that individual is standing for re-election at that meeting, will be granted on the date of such meeting, an option to purchase 7,500 common shares pursuant to the automatic grant program in effect under the 2009 Share Option/Share Issuance Plan (the "Plan"). The option will vest upon the earlier of (i) the individual's completion of one year of Board service following the grant date or (ii) the next subsequent Annual Shareholders Meeting. In the event a new non-employee director is elected or appointed to the Board on a date other than at the Company's Annual Shareholders Meeting, such individual shall be granted on the date of such election or appointment, an option for a pro-rated amount of the annual option grant based on the period from the date of appointment or election to the date of the next Annual Shareholders Meeting.

Reimbursements. All non-employee directors receive reimbursement from the Company for their reasonable expenses of travel (including airfare and ground transportation) to and from meetings of the Board, and reasonable lodging and meal expenses.

Director Compensation for Fiscal Year 2012

The following table sets forth certain information regarding the compensation of each individual who served as a non-employee member of our Board of Directors during fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Chung Te Chang	14,750	33,511	48,261
Mark A. Stevens	27,750	33,511	61,261
Howard M. Bailey	25,750	33,511	59,261
Tomas W. Steipp	21,750	33,511	55,261
Richard W. Sevcik	16,750	33,511	50,261

(1) The amounts represent annual retainer and meeting fees earned based on meeting attendances.

(2) Pursuant to the automatic grant program in effect under the Plan, each non-employee director was granted an option to acquire 7,500 common shares on November 17, 2011 with an exercise price per share equal to $9.29. The dollar value of the options shown represents the aggregate grant date fair value of the options determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation" ("FASB ASC Topic 718") pursuant to the Black-Scholes option pricing mode, without taking into account any estimated forfeitures

related to service vesting conditions. See Note 9 to Consolidated Financial Statements included in Part IV Item15 of our Annual Report on Form 10-K for the year ended June 30, 2012 for a discussion of assumptions made in determining the grant-date fair value of our stock option awards. The actual value, if any, that a director may realize on each option will depend on the excess of the stock price over the exercise price on the date the option is exercised and the price at which the shares underlying such option are sold. There is no assurance that the actual value realized by a director will be at or near the value estimated by the Black-Scholes model.

As of June 30, 2012, individuals who served as our non-employee members of our Board of Directors during fiscal year 2012 held the following outstanding options to purchase our common shares:

Name	Number of Shares Subject to Options
Chung Te Chang	30,000
Mark A. Stevens	22,500
Howard M. Bailey	30,000
Thomas W. Steipp	30,000
Richard W. Sevcik	22,500

EXECUTIVE COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee for fiscal 2012 consisted of the following members: Messrs. Chung Te Chang, Mark Stevens, and Richard Sevcik. None of the members of the Compensation Committee who served during fiscal 2012 is a current or former officer or employee of us or our subsidiaries, or had any relationship with us not otherwise disclosed herein under applicable SEC rules. In addition, to our knowledge, there are no Compensation Committee interlocks between us and other entities, involving our executive officers or directors who serve as executive officers or directors of such other entities.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following is a discussion and analysis of the compensation arrangements that were in effect for the fiscal year ended June 30, 2012 for the named executive officers identified in the Summary Compensation Table that follows. This discussion should be read together with that table and the other compensation tables and related disclosures that follow.

Compensation Philosophy and Objectives

Our philosophy is to provide our named executive officers with compensation that will motivate and retain them, provide them with meaningful incentives to achieve and exceed short-term and long-term corporate objectives set by our Compensation Committee, and align their long-term interests with those of our shareholders.

Based on this philosophy, the compensation programs for our named executive officers are designed to achieve the following primary objectives:

- establish a compensation structure that is competitive enough to attract, retain and motivate outstanding executive talent;
- ensure that any cash incentive compensation programs for our named executive officers are aligned with our corporate strategies and business objectives by tying the potential payouts under such programs to the achievement of key strategic, financial and operational goals; and
- utilize long-term equity awards to align interests between our named executive officers and shareholders.

Impact of 2011 Say-on-Pay Vote.

The most recent shareholder advisory vote on executive officer compensation required under the federal securities laws was held on November 17, 2011, after the Compensation Committee had approved the fiscal year 2011 compensation of the named executive officers. Approximately 74% percent of the total votes cast on such proposal (including abstentions) were in favor of the compensation of the named executive officers, as that compensation was disclosed in the Compensation Discussion and Analysis and the various compensation tables and narrative that appeared in the Company's proxy statement dated October 18, 2011. Based on that level of shareholder approval, the Compensation Committee decided not to make any material changes to the Company's compensation philosophies, policies and practices for the 2012 fiscal year compensation of the named executive officers. Based on the voting preference of the Company's shareholders, advisory votes on executive officer compensation will be conducted every three years, and the Compensation Committee will continue to take into account each such advisory vote in order to determine whether any subsequent changes to the Company's executive compensation programs and policies would be warranted to reflect any shareholder concerns reflected in those advisory votes.

Compensation Decision-Making Process

The Compensation Committee meets on a regular schedule throughout the year to manage our compensation program. The Compensation Committee determines the principle components of compensation for our executive officers on an annual basis, typically at the beginning of the fiscal year. The Compensation Committee then meets again mid-year and has the opportunity to review and revise compensation decisions.

As part of that review process, the Compensation Committee reviews and may adjust the base salaries of our named executive officers for that fiscal year. The Compensation Committee also establishes the cash bonus plan for the fiscal year and determines the cash bonuses payable to one or more of our named executive officers for the preceding fiscal year based on achievement of the pre-specified performance goals for that prior year. In addition, the Compensation Committee may grant, additional equity awards to our named executive officers to ensure their interests are aligned with shareholders and for retention.

In setting executive compensation, the Compensation Committee takes into account a number of factors, including the nature and scope of the named executive officer's responsibilities, his or her individual performance level and contribution to the achievement of our corporate objectives, the recommendations of our Chief Executive Officer for each individual's compensation package (other than his own) and the compensation trends in the industry.

Although our Compensation Committee has the authority to engage an independent compensation consultant to advise it in the review process, it has not historically done so because of our relatively straight-forward structure of our compensation programs. The Compensation Committee has relied on its own judgment and experience in establishing executive compensation. In determining executive compensation for fiscal years 2012, our Compensation Committee reviewed and considered various market data (comprised of, the Radford 2011 survey of companies in the semiconductor industry with revenues in the $200 million to $1 billion range as well as publicly available information for power semiconductor companies provided by our Vice President of Human Resources. The Compensation Committee believes that base salaries of our named executive officers should generally be at the 25th percentile of base salaries for comparable positions in the Radford survey and that a significant portion of each named executive officer's total compensation should be derived from variable compensation in the form of performance-based bonuses and long-term equity incentives.

Historically, executive compensation had been determined on a calendar year basis. However, the Compensation Committee determined that in order to better align executive compensation and incentives with the Company's financial performance, executive compensation will be established on a fiscal year basis.

For a discussion of the specific responsibilities of our Compensation Committee, see "Board of Directors-Committees of the Board of Directors-Compensation Committee."

Role of Management. Our Chief Executive Officer, with input from our Vice President of Human Resources, provides our Compensation Committee with his recommendations as to the base salary, cash bonus potential and long-term equity incentive award for each of our named executive officers other than himself based on that officer's level of responsibility, individual performance and contribution to the attainment of our strategic corporate objectives and market data. Our Compensation Committee takes the Chief Executive Officer's recommendations into consideration in setting named executive officer compensation, but retains complete discretionary authority to make all compensation-related decisions for our named executive officers. Our Compensation Committee makes its compensation decisions with respect to the Chief Executive Officer on the basis of relevant market data furnished by the Vice President of Human Resources and its subjective assessment of his individual performance and contributions to our overall corporate performance. Any decisions regarding our Chief Executive Officer's compensation are made without him present.

Compensation Structure

Elements of Compensation

We utilize three main components in structuring compensation programs for our named executive officers:

- Base salary, which is the only fixed compensation element in our executive compensation program and is primarily used to recruit and retain executive talent and provide an element of economic security from year to year;

- Performance-based cash bonuses that are primarily designed to reward achievement of financial and operational goals; and

- Equity incentive awards designed to ensure long-term retention of our executive talent and align their interests with those of our shareholders.

We view each component of compensation as related but distinct. It is the practice of our Compensation Committee to allocate a substantial portion of each named executive officer's total compensation to performance and long-term incentive compensation as a result of the philosophy described above. There is no pre-established policy for the allocation of compensation between cash and non-cash components or between short-term and long-term components, and there are no pre-established ratios between the compensation of our Chief Executive Officer and that of the other named executive officers. Instead, our Compensation Committee determines the compensation of each named executive officer based on its review of the market data provided by the Vice President of Human Resources, its subjective analysis of that individual's performance and contribution to our financial performance and the other factors identified in the Compensation Decision-Making Process section above to determine the appropriate level and balance of total compensation. We believe that this approach allows us to tailor compensation for each named executive officer to attract, retain and motivate that executive officer within the parameters of our compensation philosophy.

Base Salaries

Base salaries are set at levels that are intended to recognize the experience, skills, knowledge and responsibilities required of all our named executive officers. Each named executive officer's base salary level is typically reviewed on an annual basis and adjustments may be made to the individual's base salary on the basis of his or her level of performance, the overall performance of the Company and the various compensation trends in our industry. However, our Compensation Committee believes that this particular element of named executive officer compensation should provide a level of economic security and continuity from year to year without substantial adjustment to reflect company performance. As discussed above, the Compensation Committee believes that the annual base salary of each named executive office should generally be at the 25th percentile for comparable positions in the applicable Radford survey. The base salary for Ms. Dotz was negotiated under her offer letter dated February 14, 2012.

The Compensation Committee reviewed the base salaries of the named executive officers for fiscal 2012 and chose not to adjust the base salaries.

The base salaries for the named executive officers for fiscal 2012 were as follows:

	Annual Base Salary
Mike F. Chang	$380,000
Mary L. Dotz(1)	$280,000
Ephraim Kwok(1)	$260,000
Yueh-Se Ho	$260,000
Tony Grizelj	$210,000
Yifan Liang	$200,000

1 Ephraim Kwok resigned as Chief Financial Officer of the Company and was succeeded by Mary L. Dotz on March 1, 2012.

Performance-Based Cash Bonuses

Our named executive officers are eligible to receive a bonus under our annual Executive Incentive Plan. Each year, our Compensation Committee establishes the performance objectives to be attained and the target bonuses payable based on the level of attainment of the specified goals. Historically, we have paid a portion of the bonus following the end of the first six months of each fiscal year based on achievement of performance goals for that period. The bonus payable based on a full fiscal year performance is then reduced by the amounts paid out for the first six-month period.

Because of the transition to fiscal year compensation, the incentive plan for fiscal year 2012 was comprised of a bonus payable for the 6-month period from July 1, 2011 to December 31, 2011 based on attainment of performance under the calendar year 2011 plan including revenue for the six month period of $210 million and operating profit of $27.8 million, and a discretionary bonus payable for the period from January 1, 2012 to June 30, 2012 based on company and officer performance during that period.

The target and maximum bonuses payable to each of our named executive officers for calendar year 2011 based on level of attainment of the performance goals are as follows:

	Target Bonus % of Base Salary	Maximum Bonus % of Base Salary
Mike F. Chang	80%	200%
Mary L. Dotz(1)	-	-
Ephraim Kwok(1)	50%	100%
Yueh-Se Ho	50%	100%
Tony Grizelj	50%	100%
Yifan Liang	40%	100%

1 Ephraim Kwok resigned as Chief Financial Officer of the company and was succeeded by Mary L. Dotz on March 1, 2012

Based upon the downturn in the business during the first half of fiscal 2012, the performance goals were not attained and, no performance bonuses were paid for the fiscal six month period from July 2011 through December 2011.

Based on the Compensation Committee's overall subjective evaluation of the Company's performance from January 2012 to June 2012 and the subjective evaluation and assessment of each executive's performance and contribution to the company's performance, the Compensation Committee awarded the following discretionary bonuses in August 2012: Dr. Chang: $60,000; Ms. Dotz $56,000, Dr. Ho: $40,000; Mr. Liang: $20,000 and Mr. Grizelj $20,000. The bonuses were paid on August 24, 2012.

Total Cash Compensation. The total cash compensation paid to our named executive officers for fiscal year 2012 is below the 25th percentile of cash compensation for similar positions in the Radford 2011 survey.

Equity Compensation Plans

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers and providing an inducement for long-term retention. Equity compensation represents a significant component of the total compensation package we provide to each of our named executive officers. We believe this weighting is appropriate because it aligns the interests of our named executive officers with those of our shareholders and focuses their attention on the creation of shareholder value in the form of stock price appreciation. Historically, the equity awards to our named executive officers have been in the form of stock options. However, in April 2012, the Compensation Committee added restricted stock units ("RSUs") as part of the Company's long-term incentive program for named executive officers. The Company believes that RSUs are a valuable addition to its long-term incentive program for several reasons, including ongoing concerns over the dilutive effect of option grants on the Company's outstanding shares, the Company's desire to have a more direct correlation between the compensation expense it must record for financial accounting purposes and the actual value delivered to executive officers, and the fact that the incentive and retention value of an RSU award is less affected by market volatility than stock options. We believe that the equity-based compensation provides our named executive officers with a direct interest in our long-term performance and creates an ownership culture that establishes a mutuality of interests between our named executive officers and our shareholders.

Equity awards granted to our named executive officers are approved by our Compensation Committee. Historically, the stock options vested over a five-year period of service. In order to be competitive with market practice, the shares subject to our stock options granted to newly-hired executive officers now typically vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the grant date, and the balance to vest in 36 successive equal monthly installments upon completion of each additional month of service thereafter. Annual stock option grants for our executive officers typically vest in a series of forty-eight equal monthly installments upon completion of each month of service measured from the grant date.

The shares subject to the restricted stock units granted to our named executive officers will vest over a four-year period, in a series of forty-eight successive equal monthly installments upon completion of each month of service measured from the grant date.

We typically make an initial stock option grant to a new named executive officer in connection with his or her commencement of employment. Additionally, our Compensation Committee reviews our equity compensation program periodically and may, at its discretion, grant additional equity awards to existing named executive officers consistent with our named executive officer compensation objectives. In determining the size of those additional grants, our Compensation Committee typically takes into account the recommendations of our Chief Executive Officer and its own subjective assessment of the named executive officer's performance and the retention value of his or her existing equity awards.

All stock options to our employees, including executive officers, and to our directors are granted at the closing price of our common stock as reported on the NASDAQ Global Market on the date of grant. We do not grant equity awards to executive officers at times when we are in possession of material non-public information.

Fiscal Year 2012 Grants: On April 26, 2012, our Compensation Committee authorized a stock option grant to each of our named executive officers for the number of our common shares indicated below. Each option has an exercise price of $9.90 per share, the fair market value per our common share on the grant date, and a maximum term of 10 years measured from the grant date, subject to earlier termination following the individual's cessation of employment with us. Each option (other than the option granted to Ms. Dotz) vests in a series of forty-eight successive equal installments upon completion of each month of service measured from the grant date. The option granted to Ms. Dotz was negotiated in connection with her employment with the Company and vests over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from the March 1, 2012 hire date, and the balance to vest in 36 successive equal monthly installments upon completion of each additional month of service thereafter.

The Compensation Committee also authorized restricted stock units on April 26, 2012 to each of our named executive officers for the number of our common shares indicated below. Each restricted stock unit entitles the holder to receive one common share following vesting. Each award will vest in a series of forty-eight successive equal monthly installments upon completion of each month of service measured from the grant date.

Named Executive Officer	Option Grant (Shares)	Time-based Restricted Stock Unit (Shares)
Mike F. Chang	56,400	12,533
Mary L. Dotz	150,000	4,533
Ephraim Kwok[1]	—	—
Yueh-Se Ho	20,400	4,533
Tony Grizelj	10,500	2,333
Yifan Lang	6,600	1,467

1 Ephraim Kwok resigned as Chief Financial Officer of the Company and was succeeded by Mary L. Dotz on March 1, 2012

For more information concerning the stock options and restricted stock unit awards we granted to our named executive officers in 2012, please see "Executive Compensation - Grants of Plan-Based Awards 2012."

A subcommittee comprised of our Chief Executive Officer and Chief Financial Officer is authorized to grant stock options and restricted stock unit awards to newly-hired employees, other than executive officers, within prescribed limits specified by position and location of the employee pursuant to authority delegated to the subcommittee by the board of directors. These grants are generally made on the 15th day of each month.

Severance and Change in Control Benefits

We have entered into an employment agreement with our Chief Executive Officer which sets forth certain terms and conditions governing his period of continued employment with us including certain benefits to which he would become entitled were his employment to be terminated involuntarily. In addition, we have entered into retention agreements with Messrs. Ho, Liang, Grizelj, and Kwok pursuant to which such officers are entitled to certain severance benefits upon an involuntary termination of employment. The employment agreement and retention agreements are summarized below in the section of this proxy entitled "Executive Compensation - Agreements Regarding Employment, Change in Control and Termination of Employment".

Pursuant to his employment agreement, Dr. Chang's severance will depend upon whether the involuntary termination occurs in connection with a change in control. If his employment is terminated by the Company (without cause) or he resigns for good reason within 12 months following a change in control, Dr. Chang will be entitled to (i) continued payment of base salary and health care coverage for a period of 24 months and (ii) full vesting acceleration of his outstanding equity awards. In the case of such involuntary termination other than during the 12 months following a change in control, he will be entitled to continued payment of base salary and health care coverage for a period of 12 months and no accelerated vesting of his outstanding unvested equity awards.

Under the retention agreements, the named executive officer's severance will depend upon whether the involuntary termination occurs in connection with a change in control. If such officer's employment is terminated by the Company (without cause) or he resigns for good reason within 12 months following a change in control, he will be entitled to (i) continued payment of base salary and health care coverage for a period of 6 months and (ii) vesting acceleration of his outstanding equity awards with respect to that number of shares in which he would have vested had he remained employed for an additional 12 months. In the case of such involuntary termination other than during the 12 months following a change in control, he will be entitled to continued payment of base salary and health care coverage for a period of 6 months and no accelerated vesting of his outstanding unvested equity awards.

The severance benefits that we have provided in connection with a change in control situation are designed to serve two primary purposes: (i) encourage our named executive officers to remain our employee in the event of an actual or potential change in control transaction and (ii) align the interests of the named executive officers with those of the shareholders by enabling the named executive officers to consider acquisition transactions that are in the best interests of the shareholders and provide opportunities for the creation of substantial shareholder value without undue concern over whether those transactions may jeopardize their employment or their existing compensation arrangements. Our Compensation Committee also believes that the severance benefits payable on an involuntary termination in the absence of a change in ownership serve as an important recruitment and retention tool that allows us to remain competitive in attracting and retaining executive talent.

Pursuant to the terms of our equity plans, outstanding options and restricted stock units awards held by our named executive officers and our other employees will accelerate upon a change in control unless those options or awards are assumed or otherwise replaced by the acquiring entity. The Compensation Committee believes that accelerated vesting under such a limited circumstance is appropriate because it protects a significant component of the named executive officer's total compensation in the event those options and awards would otherwise terminate in the acquisition and allows our named executive officers to remain focused on the Company's business without undue concern over this significant component of their compensation package should the Company become an acquisition target in a transaction in which the outstanding equity awards would not be assumed or replaced.

Our severance and change of control provisions for the named executive officers are discussed in more detail in "Executive Compensation - Potential Payments upon Termination of Employment."

Benefits and Other Compensation

We maintain broad-based employee benefit plans, which are provided to all eligible employees, including our named executive officers. These plans provide group medical and dental coverage, life insurance, disability insurance, flexible spending accounts and a 401(k) savings program for our employees based in the United States. We also offer bonuses for patented inventions, authoring technical articles and making technical presentations at major symposiums; our named executive officers are eligible to receive bonuses under these programs on the same basis as our other employees.

We believe these benefits are consistent with the benefits offered by companies with which we compete for employees and are necessary to attract and retain qualified employees.

Perquisites

We believe that cash and equity compensation are the key components needed to attract and retain our executive management. As a result, we do not provide any substantial perquisites to our named executive officers.

Risk Assessment

The Compensation Committee believes the various components of the total compensation package of our named executive officers, as discussed above, are appropriately balanced so as to avoid any excessive risk taking by such individuals. First, long-term equity awards tied to the market price of our common shares represent a significant component of executive officer compensation and promote a commonality of interest between the executive officers and our shareholders in increasing shareholder value. Furthermore, equity awards generally will vest over a period of years, and that vesting element encourages the award recipients to focus on sustaining our long-term performance.

Secondly, under the annual executive incentive bonus program, an individual target bonus amount is established for each named executive officer at each level of potential goal attainment. Accordingly, at all levels of performance goal attainment, there are limits in place for the potential bonus payout. In addition, a maximum bonus amount is established for each participant such that no participant may earn more than a fixed percentage of his base salary, which for fiscal year 2012 ranged from 100% to 200%, depending on the participant.

Accordingly, our overall compensation structure is not overly-weighted toward short-term incentives, and the Compensation Committee has taken what it believes are reasonable steps to protect against the potential of disproportionately large short-term incentives that might encourage excessive risk taking.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for certain compensation in excess of $1 million per year paid by a publicly held company to certain named executive officers. Compensation that qualifies as performance-based for purposes of Section 162(m) is not subject to such deduction limitation, provided certain specified requirements are met. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a company before it was publicly held and certain compensation arrangements and awards that are made during a specified period following the date the company becomes publicly held.

We intend to structure the performance-based portion of our executive compensation, when feasible, to comply as performance-based compensation under Section 162(m) so that such compensation will remain tax deductible to us. However, to remain competitive with other employers, our Compensation Committee may, in its judgment, authorize compensation programs that do not comply as performance-based for purposes of Section 162(m) when it believes that such programs are appropriate to attract and retain executive talent. Accordingly, our Compensation Committee may provide one or more named executive officers with the opportunity to earn incentive compensation, whether through cash incentive programs or equity incentive programs, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code.

Summary Compensation Table

The following table provides information regarding the compensation paid during our fiscal year ended June 30, 2012 to our principal executive officer, our principal financial officer and our three other executive officers with aggregate compensation in excess of $100,000. We refer to these individuals as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus $ (2)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (3)	Total ($)
Mike F. Chang	2012	358,138	60,000	124,077	288,381	—	188	830,783
Chairman of the Board and Chief Executive Officer	2011	341,042	—	—	655,491	368,667	2,665	1,367,865
Mary L. Dotz(4)	2012	87,232	56,000	44,877	766,043	—	—	954,151
Chief Financial Officer and Corporate Secretary	2011	—	—	—	—	—	—	—
Ephraim Kwok(5)	2012	185,526	—	—	—	—	—	185,526
Chief Financial Officer	2011	234,327	—	—	237,093	147,417	835	619,672
Yueh-Se Ho	2012	249,917	40,000	44,877	104,308	—	4,786	443,887
Director and Chief Operating Officer	2011	245,833	—	—	237,093	151,000	7,538	641,465
Tony Grizelj	2012	201,856	20,000	23,097	53,688	—	—	298,641
Vice President of Sales	2011	192,917	—	—	122,033	149,667	835	465,462
Yifan Liang	2012	192,244	20,000	14,523	33,747	—		260,514
Chief Accounting Office and Assistant Corporate Secretary	2011	184,167	—	—	76,707	104,500	835	366,209

(1) The amounts shown do not reflect compensation actually received by the named executive officer. Instead the dollar value shown represents the aggregate grant date fair value determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Stock Compensation" ("FASB ASC Topic 718"), "), without taking into account any estimated forfeitures related to service vesting conditions. For a assumptions used in determining such grant date fair value, see Note 9 to Consolidated Financial Statements included in Part IV, Item 15 of our Annual Report on Form 10-K for the year ended June 30, 2012.

(2) Represents the discretionary bonus award paid to our executive officers.

(3) Represents bonuses paid under our inventions and publication bonus program.

(4) Mary L. Dotz became our Chief Financial Officer on March 1, 2012

(5) Ephraim Kwok resigned as the Chief Financial Officer of the Company on February 15, 2012; he continues to remain employed working on financial and other matters on a part time basis and receives a reduced base salary of $75,000.

Grants of Plan-Based Awards 2012

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during the fiscal year ended June 30, 2012 to our named executive officers:

		Potential Payouts Under Non-Equity Incentive Plan Awards ($)(1)						
Name	**Grant Date**	**Minimum**	**Target**	**Maximum**	**All Other Restricted Units Number of Securities Underlying Awards (#)(2)**	**All Other Option Awards Number of Securities Underlying Options (#)(3)**	**Exercise or Base Price of Option Awards ($/Sh)(4)**	**Grant Date Fair Value of Options and Awards ($)(5)**
Mike F. Chang	—	76,000	152,000	380,000	—	—	—	—
	4/26/2012	—	—	—	—	56,400	9.90	288,381
	4/26/2012	—	—	—	12,533	—	—	124,077
Mary L. Dotz	4/26/2012	—	—	—	—	150,000	9.90	766,043
	4/26/2012	—	—	—	4,533	—	—	44,877
Ephraim Kwok(6)	—	39,000	65,000	130,000	—	—		
Yueh-Se Ho	—	39,000	65,000	130,000	—	—	—	-
	4/26/2012	—	—	—	—	20,400	9.90	104,308
	4/26/2012	—	—	—	4,533	—	—	44,877
Tony Grizelj	—	31,500	52,500	105,000	—	—	—	—
	4/26/2012				—	10,500	9.90	53,688
	4/26/2012	—	—	—	2,333			23,097
Yifan Liang	—	20,000	40,000	100,000	-	—	—	—
	4/26/2012	—	—	—	—	6,600	9.90	33,747
	4/26/2012	—	—	—	1,467	—	—	14,523

(1) Represents the performance-based awards payable for the first 6 months of 2012 fiscal year under our annual executive incentive plan. No payments were actually made for that period. The material terms of the awards are discussed in the section of this prospectus entitled "Compensation Discussion and Analysis - Compensation Structure - Elements of Compensation -Performance-Based Cash Bonuses."

(2) Each restricted stock unit was granted under our 2009 Share Option/Share Issuance Plan. The options vest monthly over four-year period, with the first vest occurring on May 26, 2012, and the balance to vest in equal monthly installments upon the completion of each additional month of service thereafter. Such units are also subject to accelerated vesting in the event of a change in control of our company as further described in "Agreements Regarding Employment, Change in Control and Termination of Employment."

(3) Each stock option was granted under our 2009 Share Option/Share Issuance Plan. The options (other than the option granted to Ms. Dotz) vest monthly over a four-year period, with the first vest occurring on May 26, 2012, and the balance to vest in equal monthly installments upon the completion of each additional month of service thereafter. The option granted to Ms. Dotz vest over a four-year period, with 25% of the shares to vest upon completion of one year of service measured from March 1, 2012, and the balance to vest in 36 successive equal monthly installments upon the completion of each additional month of service thereafter. Such options are also subject to accelerated vesting in the event of a change in control of our Company as further described in "Agreements Regarding Employment, Change in Control and Termination of Employment. "

(4) The exercise price is set at the fair market value per common share on the grant date.

(5) Reflects the aggregate grant-date fair value of the options and restricted stock unit awards as calculated in accordance with FASB ASC Topic 718 without taking into account any estimated forfeitures related to service vesting conditions, See Note 9 to Consolidated Financial Statements included in Part IV Item15 of our Annual Report on Form 10-K for the year ended June 30, 2012 for a discussion of the various assumptions made

(6) Ephraim Kwok resigned as Chief Financial Officer of from the company and was succeeded by Mary L. Dotz on March 1, 2012

Outstanding Equity Awards at June 30, 2012

The following table sets forth information regarding equity awards held by our named executive officers as of June 30, 2012, the close of our 2012 fiscal year:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options(#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Units of Stock That Have Not Vested (#)(4)	Market Value of Units of Stock That Have Not Vested ($)
Mike F. Chang	32,051	2,914	14.30	11/6/2012	12,011	109,900
	82,532	7,503	13.00	11/6/2012	—	—
	54,166	70,834	18.00	4/27/2020	—	—
	23,500	70,500	12.68	3/6/2021	—	—
	2,350(2)	54,050	9.90	4/25/2022	—	—
Total	**194,599**	**205,801**	—	—	**12,011**	**109,900**
Mary L. Dotz	— (3)	150,000	9.90	4/25/2022	4,345	39,757
Total	—	**150,000**	—	—	**4,345**	**39,757**
Ephraim Kwok(5)	168,330	—	6.00	10/30/2015	—	—
	21,665	28,335	18.00	4/27/2020	—	—
	8,500	25,500	12.68	3/6/2021	—	—
Total	**198,495**	**53,835**	—	—	—	—
Yueh-Se Ho	75,000	—	11.00	7/12/2017	4,345	39,757
	21,665	28,335	18.00	4/27/2020	—	—
	8,500	25,500	12.68	3/6/2021	—	—
	850(2)	19,550	9.90	4/25/2022	—	—
Total	**106,015**	**73,385**	—	—	**4,345**	**39,757**
Tony Grizelj	72,000	—	2.00	4/14/2015	2,236	20,460
	21,666	3,334	13.00	2/6/2018	—	—
	10,833	14,167	18.00	4/27/2020	—	—
	4,375	13,125	12.68	3/6/2021	—	—
	437(2)	10,063	9.90	4/25/2022	—	—
Total	**109,311**	**40,689**	—	—	**2,236**	**20,460**
Yifan Liang	23,000	—	2.00	4/14/2015	1,406	12,865
	10,000	—	6.40	1/30/2016	—	—
	10,000	—	8.60	10/26/2016	—	—
	17,333	2,667	13.00	2/6/2018	—	—
	6,498	8,502	18.00	4/27/2020	—	—
	2,750	8,250	12.68	3/6/2021	—	—
	275(2)	6,325	9.90	4/25/2022	—	—
Total	**69,856**	**25,744**	—	—	**1,406**	**12,865**

(1) Each stock option was granted pursuant to one of our stock option/stock issuance plans for employees and other service providers. Unless described otherwise in the footnote below, each option becomes exercisable over a five-year period, with 20% of the shares to become exercisable upon completion of one year of service measured from the vesting commencement date and the balance to become exercisable in 48 successive equal monthly installments upon the completion of additional month of service thereafter.

(2) This option becomes exercisable over forty-eight (48) successive equal monthly installments upon the Optionee's completion of each month of service measured from the vesting commencement date on April 26, 2012.

(3) This option becomes exercisable over a four-year period, with 25% of the shares to become exercisable upon completion of one year of service measured from the vesting commencement date on April 26, 2012 and the balance to become exercisable in 36 successive equal monthly installments upon the completion of additional month of service thereafter.

(4) This restricted stock unit shall vest in a series of forty-eight (48) successive equal monthly installments upon the individual's completion of each month of service measured from the award date on April 26, 2012.

(5) Ephraim Kwok resigned as Chief Financial Officer of the company and was succeeded by Mary L. Dotz on March 1, 2012

Option Exercises and Shares Vested

The following table provides information regarding option exercises and vesting of awards held by the named executive officers during the fiscal year ended June 30, 2012.

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Units Acquired on Release (#)(2)	Value Realized on Release ($)
Ephraim Kwok	26,670	99,180	—	—
Mike F. Chang	—	—	522	4,077
Mary L. Dotz	—	—	188	1,468
Tony Grizelj	—	—	97	758
Yueh-Se Ho	—	—	188	1468
Yifan Liang	—	—	61	476

(1) Value realized is determined by multiplying (i) the amount by which the market price of the common share on the date of exercise exceeded the exercise price by (ii) the number of shares for which the options were exercised.
(2) Value realized is determined by multiplying (i) the market price of the common share on the applicable vesting date by (ii) the number of shares as to which each award vested on such date.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our named executive officers, and none of our named executive officers participated in a nonqualified deferred compensation plan during the fiscal year ended June 30, 2012.

Agreements Regarding Employment, Change in Control and Termination of Employment

Employment Agreement and Retention Agreements

We have entered into an employment agreement with Dr. Chang and retention agreements with certain of our other named executive officers.

Pursuant to his April 28, 2010 employment agreement, Dr. Chang is entitled to a base salary of $325,000 per year. His base salary is subject to annual review and may be adjusted by our Compensation Committee at its discretion. In addition, Dr. Chang is eligible to receive a cash bonus in an amount determined by our Compensation Committee based on attainment of specified performance goals. Dr. Chang is also entitled to participate in the benefit plans generally available to our employees, such as group health care coverage and 401(k) plan participation.

Under the terms of his employment agreement, should Dr. Chang's employment be involuntarily terminated by us without cause or by him for good reason at any time other than during the 12 months following a change in control of the Company, he will be entitled to receive (i) continued base salary for a period of 12 months and (ii) continued health care coverage for himself and his eligible dependents for a period of 12 months. Should Dr. Chang's employment be involuntarily terminated by us without cause or by him for good reason within 12 months following a change in control of the Company, he will be entitled to receive (i) continued base salary for a period of 24 months, (ii) continued health care coverage for himself and his eligible dependents for a period of 24 months, and (iii) accelerated vesting of his then unvested equity awards.

Pursuant to the retention agreements entered into on April 28, 2010, each of Messrs. Ho, Liang and Kwok is entitled to receive severance payments and benefits upon an involuntary termination of his employment. Should the named executive officer's employment be involuntarily terminated by us without cause or by him for good reason at any time other than during the 12 months following a change in control of the Company, he will be entitled to receive (i) continued base salary for a period of 6 months, and (ii) continued health care coverage for himself and his eligible dependents for a period of 6 months. In the event that such involuntary termination occurs within 12 months following a change in control of the Company, then the named executive officer will be entitled to receive (i) continued base salary for a period of 6 months, (ii) continued health care coverage for himself and his eligible dependents for a period of 6 months and (iii), each outstanding unvested equity award held by the terminated executive officer will accelerate with respect to that number of shares that would have vested had the officer remained in service for an additional 12 months. We entered into a retention agreement with Mr. Grizelj on October 2, 2012, which provides him with the same severance payments and benefits as under the form of retention agreement with other executive officers.

If any payment or benefit in connection with a change in control or the subsequent termination of Dr. Chang's or a named executive officer's employment would be subject to an excise tax under Section 280G of the Internal Revenue Code, then such payment of benefit will be reduced to the extent necessary to maximize his net after tax benefits.

As a condition to the severance payments and benefits, each named executive officer (including Dr. Chang) must deliver a general release of all claims against us and our affiliates. In addition, severance benefits are conditioned on the executive's continued compliance with non-compete and non-solicitation restrictive covenants for the severance period.

For purposes of Dr. Chang's employment agreement and the retention agreements with our named executive officers, the following definitions will be in effect:

A *change in control* will be deemed to occur upon (i) a merger, consolidation or other reorganization approved by our shareholders, unless our shareholders continue to own more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation; (ii) a sale of all or substantially all of our assets; or (iii) the acquisition by any person or related group of persons of more than fifty percent (50%) of the total combined voting power of our outstanding securities.

A *resignation for good reason* will be deemed to occur should the individual resign from his employment with us for any of the following reasons during the applicable change in control protection period: (i) a material diminution in his authorities, duties or responsibilities; (ii) a reduction in his base compensation; (ii) a material relocation of his existing work site; or (iv) any material breach by us of any provision of any agreement we have with such individual.

An individual's employment will be deemed to have been terminated for cause if such termination occurs by reason of: (i) the commission of any act of fraud, embezzlement or dishonesty by the individual or his conviction of a felony, (ii) any unauthorized use or disclosure by the individual of confidential information or trade secrets of the Company (or any parent or subsidiary), (iii) any other misconduct by the individual adversely affecting the business or affairs of the Company in a material manner, (iv) the individual's failure to cure any breach of his obligations under certain agreements with the Company, or (v) the individual's breach of any of his fiduciary duties as an officer or director of the Company.

Option and Restricted Stock Unit Acceleration

The options and restricted stock units awards granted to our named executive officers under our various equity plans will each vest on an accelerated basis as to all the shares in the event those options or awards are not assumed or otherwise replaced in connection with certain changes in control or ownership of the company. The table below sets forth the intrinsic value of the options and the restricted stock unit awards held by each named executive officer that would accelerate upon a change in control or ownership in which those options or awards and RSUs were not assumed or replaced had such change occurred on June 30, 2012:

Named Executive Officer	Intrinsic Value of Accelerated Options(1)		Intrinsic Value of Accelerated Units(2)	
Mike F. Chang	$	—	$	109,900
Mary L. Dotz	$	—	$	—
Ephraim Kwok(3)	$	—	$	—
Yueh-Se Ho	$	—	$	39,757
Tony Grizelj	$	—	$	—
Yifan Liang	$	—	$	12,865

(1) Such intrinsic value is determined by multiplying (A) the amount by which the fair market value per common share on June 30, 2012 ($9.15 per share) exceeded the exercise price per share in effect under each option by (B) the number of unvested shares/units that would vest/release on an accelerated basis under such option.
(2) Such value is determined by multiplying (A) the fair market value per common share on June 30, 2012 ($9.15 per share) by (B) the number of unvested shares that would vest on an accelerated basis under such award.
(3) Ephraim Kwok resigned as the Chief Financial Officer from the Company and was succeeded by Mary L. Dotz on March 1, 2012

Potential Payments upon Termination of Employment

Termination in Absence of Change in Control. The following table provides the total dollar value of the compensation that each named executive officer would have been entitled to receive had his employment been terminated without cause on June 30, 2012 in the absence of a change in control of the Company:

Named Executive Officer	Cash Severance		Health Benefits (1)		Total	
Mike F. Chang	$	380,000	$	15,336	$	395,336
Mary L. Dotz(3)	$	—	$	—	$	—
Ephraim Kwok(2)	$	75,000	$	7,668	$	82,668
Yueh-Se Ho	$	130,000	$	7,668	$	137,668
Tony Grizelj(3)	$	—	$	—	$	—
Yifan Liang	$	100,000	$	10,015	$	110,015

(1) Represents the aggregate full premium payments that would be required to be paid on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive's health insurance coverage as of June 30, 2011) for the maximum period available to the executive.
(2) Ephraim Kwok resigned as Chief Financial Officer of the Company and was succeeded by Mary L. Dotz on March 1, 2012. Mr. Kwok still remains an employee with part time status as of February 15, 2012.
(3) Mary L. Dotz currently does not have a retention agreement. We entered into a retention agreement with Mr. Grizelj on October 2, 2012. Accordingly, he would not have been entitled to receive any compensation had his employment terminated on June 30, 2012.

Termination in connection with Change in Control. The following table provides the total dollar value of the compensation that each named executive officer would be entitled to receive if his employment was terminated without cause on June 30, 2012 in connection with a change in control of the Company in which the outstanding awards are assumed, replaced or otherwise continued. If the outstanding awards are not assumed, replaced or otherwise continued in effect, then those awards will accelerate in full at the time of the change in control and the value of the acceleration will be as set forth in the table under the section titled "Option and Restricted Stock Unit Acceleration" below.

Named Executive Officer	Cash Severance		Health Benefits (1)		Accelerated Vesting of Options (2)		Accelerated Vesting of Restricted Stock units (3)		Total	
Mike F. Chang	$	760,000	$	30,672	$	—	$	109,901	$	900,573
Mary L. Dotz(5)	$	—	$	—	$	—	$	39,757	$	39,757
Ephraim Kwok(4)	$	37,500	$	7,668	$	—	$	—	$	45,168
Yueh-Se Ho	$	130,000	$	7,668	$	—	$	39,757	$	177,425
Tony Grizelj(5)	$	—	$	—	$	—	$	20,459	$	20,459
Yifan Liang	$	100,000	$	10,015	$	—	$	12,865	$	122,880

(1) Represents the aggregate full premium payments that would be required to be paid on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive's health insurance coverage as of June 30, 2012) for the maximum period available to the executive.

(2) Represents the intrinsic value of the stock options that would vest on an accelerated basis in connection with such termination. Such intrinsic value is determined by multiplying (A) the amount by which the fair market value per share common share on June 30, 2012 ($9.15 per share) exceeded the exercise price per share in effect under each option by (B) the number of unvested shares that vest on an accelerated basis under such option.

(3) Represents the value of restricted stock units that would vest on an accelerated basis in connection with such termination. The value is determined by multiplying the number of unvested units that would vest on an accelerated basis under the award by the fair market value per share of our common stock on June 30, 2012($9.15 per share)

(4) Ephraim Kwok resigned as Chief Financial Officer of the Company and was succeeded by Mary L. Dotz on March 1, 2012. Mr. Kwok still remains an employee with part time status as of February 15, 2012.

(5) Mary L. Dotz currently does not have a retention agreement. We entered into a retention agreement with Mr. Grizelj on October 2, 2012. Accordingly, he would not have been entitled to receive any compensation had his employment terminated on June 30, 2012.

COMPENSATION COMMITTEE REPORT

The information contained in the Compensation Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, except to the extent that the company specifically incorporates the information by reference in such filing.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 and this proxy statement.

Respectfully submitted by the members of the Compensation Committee of our Board of Directors:

Mr. Mark Stevens, Chairman
Mr. Chung Te Chang
Mr. Richard Sevcik

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common shares, as of September 30, 2012, by:

- each of our directors and executive officers named in the Summary Compensation Table of the Executive Compensation of this Proxy Statement;
- all current directors and named executive officers as a group; and
- each person known to us to own beneficially more than 5% of our common shares;

The calculations in the shareholder table below are based on 25,084,670 common shares outstanding as of September 30, 2012. Beneficial ownership is determined in accordance with the rules of the SEC. All common shares issuable upon exercise of outstanding options within 60 days following September 30, 2012 are deemed to be beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has sole voting and investment power with respect to the common shares indicated in the table as beneficially owned. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is: c/o Alpha and Omega Semiconductor Incorporated, 475 Oakmead Parkway, Sunnyvale, California 94085

Name	Number of Shares Beneficially Owned Number	Percentage of Outstanding Shares
Directors and Executive Officers:		
Mike F. Chang (1)	4,377,596	17.5%
Yueh-Se Ho (2)	397,740	1.6%
Chung Te Chang (3)	30,000	*
Mark A. Stevens (4)	62,500	*
Howard M. Bailey (5)	31,229	*
Thomas W. Steipp (6)	30,000	*
Richard W. Sevcik (7)	26,100	*
Ephraim Kwok (8)	198,872	*
Yifan Liang (9)	85,090	*
Tony Grizelj (10)	119,001	*
Mary L. Dotz (11)	667	*
All Directors and Executive Officers as a group (12)	5,358,795	21.4 %
Principal Shareholder:		
Entities affiliated with Sequoia Capital (13)	2,656,704	10.6%
FMR LLC (14)	2,449,694	9.7%
Royce (15)	1,533,772	6.1%

* Beneficially owns less than 1% of our common shares.

(1) Includes 229,141 share options exercisable within 60 days of September 30, 2012 and 522 restricted awards that will release within 60 days of September 30, 2012.

(2) Includes 115,140 share options exercisable within 60 days of September 30, 2012 and 189 restricted awards that will release within 60 days of September 30, 2012.

(3) Represents 30,000 share options exercisable within 60 days of September 30, 2012.

(4) Includes 22,500 share options exercisable within 60 days of September 30, 2012. Mark A. Stevens is affiliated with Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P. and Sequoia Capital Growth III Principals Fund, or collectively, the "Sequoia Capital Funds", which collectively own common shares. His address is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

(5) Includes 30,000 share options exercisable within 60 days of September 30, 2012.

(6) Includes 30,000 share options exercisable within 60 days of September 30, 2012.

(7) Includes 22,500 share options exercisable within 60 days of September 30, 2012.

(8) Includes 174,247 share options exercisable within 60 days of September 30, 2012.

(9) Includes 74,376 share options exercisable within 60 days of September 30, 2012 and 61 restricted awards that will release within 60 days of September 30, 2012.

(10) Includes 116,029 share options exercisable within 60 days of September 30, 2012 and 97 restricted awards that will release within 60 days of September 30, 2012.

(11) Includes 189 restricted awards that will release within 60 days of September 30, 2012.

(12) Includes common shares issuable upon exercise of options exercisable within 60 days of September 30, 2012, held by current directors and named executive officers.

(13) Includes 2,500,226 common shares held by Sequoia Capital Growth Fund III AIV, L.P., 27,384 common shares held by Sequoia Capital Growth Partners III, L.P. and 129,094 common shares held by Sequoia Capital Growth III Principals Fund. LLC (collectively, the "Sequoia Capital Funds").SCGF III Management, LLC, or ("SCGF"), is the general partner of Sequoia Capital Growth Fund III AIV, L.P., Sequoia Capital Growth Partners III, L.P., and the managing member of Sequoia Capital Growth III Principals Fund LLC. The managing members of SCGF are Roelof Botha, J. Scott Carter, James Goetz, Michael L. Goguen, Douglas M. Leone, and Michael Moritz, each of whom may be deemed to have shared voting and investment power over the shares held by the Sequoia Capital Funds. Each such individual disclaims beneficial ownership of such shares held by the Sequoia Capital Funds. . The address for each of the Sequoia Capital Funds and SCGF is 3000 Sand Hill Road, 4-250, Menlo Park, California 94025.

(14) According to a Schedule 13G filed on August 10, 2012, FMR LLC is the beneficial owner of 2,449,694 common shares. FMR LLC has sole power to dispose or to direct the disposition of 2,449,694. The address for FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(15) According to a Schedule 13F filed on August 7, 2012 Royce and Associates LLC is the beneficial owner of 1,533,772 common shares. Royce and Associates LLC is has sole power to dispose or to direct the disposition of 1,533,772. The address for Royce and Associates LLC is 745 Fifth Ave, New York, New York 10151.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Indemnification Arrangements

We have entered into indemnification agreements with each of our directors and executive officers that provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our bye-laws. Pursuant to these agreements, we will indemnify each such person (to the fullest extent permitted by Bermuda law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. However, we are not obligated to indemnify our directors or executive officers under these agreement if:

- indemnification is prohibited by our bye-laws or applicable law;
- the action initiated by the person is not authorized by our Board of Directors; or a court determines that the person did not act in good faith and in a manner that such officer or director reasonably believed to be in or not opposed to the best interests of the company.

Policies and Procedures

The Audit Committee of the Board of Directors is responsible for establishing policies and procedures for reviewing and approving all related party transactions as defined under Securities and Exchange Commission rules and regulations. While we do not have a formal written policy or procedure for the review, approval or ratification of related party transactions, the Audit Committee generally reviews the material facts of any such transaction and approve such transaction.

To identify related party transactions, each year we submit and require our directors and officers to complete director and officer questionnaires identifying transactions with the Company in which the director or officer or their family members have a conflict of interest. The Company reviews the questionnaire for potential related party transactions. In addition, at meetings of the Audit Committee, management may recommend related party transactions to the committee, including the material terms of the proposed transactions, for its consideration. In making its decision to approve or ratify a related party transaction, the Audit Committee may consider all relevant facts and circumstances available to the committee, including factors such as the aggregate value of the transaction, whether the terms of the related party transaction are no less favorable than terms generally available in an arms' length transaction and the benefit of such transaction to us.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended June 30, 2012. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, except to the extent that the company specifically incorporates the information by reference in such filing.

Established in July 2006, the Audit Committee is currently comprised of three independent directors: Mr. Howard M. Bailey, its Chairman, and Messrs. Mark Stevens and Thomas Steipp. Mr. Bailey was appointed to the Audit Committee and as chairman in July 2006, Mr. Stevens and Mr. Steipp were appointed to the Audit Committee in May 2007. Mr. Stevens is not standing for reelection at the Annual Meeting, and Mr. Sevcik has been appointed to serve on the Audit Committee effective immediately following the Annual Meeting. The purpose of the Audit Committee is to assist our Board of Directors in its general oversight of our financial reporting, internal controls and audit functions. The Audit Committee is directly responsible for the appointment, retention, evaluation, compensation, oversight and termination of our independent registered public accounting firm.

The Audit Committee reviews the results and scope of audit and other services provided by the independent auditors and reviews the accounting principles and auditing practices and procedures to be used in our financial reporting process, including its systems of internal control, and in the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent registered public accounting firm for the last fiscal year, Grant Thornton LLP ("Grant Thornton"), was responsible for performing an independent audit of those financial statements. As more fully explained in the Audit Committee's charter, the Audit Committee's responsibility is to provide oversight of and to review those processes. The Audit Committee does not conduct auditing or accounting reviews or procedures, and relies on information and representations provided by management and the independent auditors. The Audit Committee has relied on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent registered public accounting firm included in their report on our financial statements.

The Audit Committee has reviewed and discussed the audited financial statements with our management. Management is responsible for maintaining adequate internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. The Audit Committee was kept apprised of the progress of management's assessment of our internal control over financial reporting and provided oversight to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management at meetings throughout the year. At the conclusion of the process, management provided the Audit Committee with a report on the effectiveness of our internal control over financial reporting. The Audit Committee reviewed this report of management and Item 9A, "Control and Procedures," contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC, as well as Grant Thornton's report of independent registered public accounting firm (included in our Annual Report on Form 10-K) relating to its audit of the consolidated financial statements. The Audit Committee has reviewed with management and Grant Thornton (a) matters related to the conduct of the audit of the consolidated financial statements by the independent registered public accounting firm and its audit of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and (b) the additional analyses undertaken and procedures performed by us to support certifications by our Chief Executive Officer and Chief Financial Officer that are required by the SEC and the Sarbanes-Oxley Act of 2002 to accompany our periodic filings with the SEC.

In addition, the Audit Committee has reviewed and discussed the audited financial statements with Grant Thornton, including such items as Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards,* Vol. 1 AU Section 380), "Communication with Audit Committees," as adopted by the Public Company Accounting Oversight Board. The Audit Committee has received from the independent registered public accounting firm, Grant Thornton, the written disclosures and the letter required by the Public Company Accounting Oversight Board, and the Audit Committee has discussed with Grant Thornton the independence of the independent registered public accounting firm.

After review of all discussions and all written correspondence described above, as well as such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to our Board of Directors that the audited financial statements for the last fiscal year be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

The Audit Committee

Howard Bailey, Chairman
Mark Stevens
Thomas Steipp

PROPOSAL NO. 2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected Grant Thornton LLP ("Grant Thornton") as our independent registered public accounting firm to conduct the audit for the fiscal year ending June 30, 2013. Shareholders are asked to approve and ratify the appointment of Grant Thornton as our independent registered public accounting firm, and to authorize our Board of Directors, acting through our Audit Committee, to determine the remuneration of such accounting firm.

Grant Thornton has served as the Company's independent registered public accounting firm for the fiscal year ended June 30, 2012. Grant Thornton has issued a Report of Independent Registered Public Accounting Firm for our audited consolidated financial statements at and for the fiscal year ended June 30, 2012 appeared in our annual report on Form 10-K filed with the SEC on August 31, 2012.

Prior to the appointment of Grant Thornton on September 26, 2011, PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") had served as our independent registered public accounting firm for each of the fiscal years in the two-year period ended June 30, 2011. On September 26, 2011, PricewaterhouseCoopers resigned as our independent registered public accounting firm. The reports of PricewaterhouseCoopers on our consolidated financial statements as of and for the years ended June 30, 2011 and 2010 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the two fiscal years ended June 30, 2011 and the subsequent interim period through September 26, 2011, there were no disagreements with PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PricewaterhouseCoopers' satisfaction, would have caused PricewaterhouseCoopers to make reference to the subject matter thereof in connection with its reports on the financial statements of the Company for such years. In addition, during the two fiscal years ended June 30, 2011 and the subsequent interim period through September 26, 2011, there were no reportable events as described under Item 304(a)(1)(v) of Regulation S-K, except that, as described in Item 15 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2010, in connection with the audit of our financial statement for the fiscal year ended June 30, 2009, PricewaterhouseCoopers identified and communicated to us four material weaknesses relating to our (i) failure to maintain a sufficient number of accounting personnel with appropriate qualifications, (ii) accounting for equity method investments, (iii) accounting for equity instruments and (iv) certain period end closing processes. We believe such material weaknesses were remediated as of June 30, 2010.

We provided PricewaterhouseCoopers with a copy of the above disclosure and requested that PricewaterhouseCoopers furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of PricewaterhouseCoopers' letter, dated September 27, 2011, was attached as Exhibit 16.1 to the Form 8-K that we filed on September 27, 2011.

Effective on September 26, 2011, the Audit Committee of our Board of Directors approved the appointment of Grant Thornton to serve as the Company's independent registered public accounting firm. During the two fiscal years ended June 30, 2011, and in the subsequent interim periods through September 26, 2011, we have not consulted with Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Grant Thornton concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Principal Accounting Fees and Services

Grant Thornton served as our independent registered public accounting firm and conducted the audit of our financial statements for the fiscal year ended June 30, 2012. Prior to the appointment of Grant Thornton on September 26, 2011, PricewaterhouseCoopers had served as our independent registered public accounting firm for the fiscal year ended June 30, 2011.

The following table presents the aggregate fees for professional services and other services rendered by Grant Thornton or PricewaterhouseCoopers during fiscal years 2012 and 2011 and by PricewaterhouseCoopers during fiscal year 2011.

	Year ended Jun 30, 2012	
	2012 (1)	2011
	(in thousands)	
Audit Fees	$ 1,035	$ 2,564
Tax Fees	—	243
Other Services Fees	—	3
Total	$ 1,035	$ 2,810

(1) The Company paid Grant Thornton $980,000 in audit fees during fiscal year 2012. The Company paid PricewaterhouseCoopers $55,000 in audit related fees during fiscal year 2012.

Audit Fees. This category includes all services performed to comply with generally accepted auditing standards, such as fees for services provided in connection with statutory and regulatory filings, consents and assistance with and review of documents filed with the SEC.

Tax Fees. This category consists of professional services rendered by PricewaterhouseCoopers for tax compliance, tax advice and tax planning.

Other Services Fees. This category consists of license fees of Comperio, PricewaterhouseCoopers' technical accounting research software.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm and the fees for these services. These services may include audit services, audit-related services, tax services and other services.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS FOR THE 2013 ANNUAL GENERAL MEETING

Under Rule 14a-8 of the Exchange Act, for a shareholder proposal to be considered for inclusion in the proxy statement for the 2013 annual general meeting of shareholders, we must have received the written proposal by such shareholder no later than June 12, 2013. Such proposals must comply with the other provisions of Rule 14a-8 and additional applicable SEC rules regarding the inclusion of shareholder proposals in the proxy materials.

If you wish to bring a matter before an annual general meeting and the proposal is submitted outside the process of Rule 14a-8, you may use the procedures set forth in the bye-laws to make a shareholder proposal, including director nominations, not intended to be included in our proxy statement under Rule 14a-8 so long as such proposal complies with our bye-laws. In accordance with our bye-laws, shareholder nominations and proposals may be voted on at an annual general meeting of shareholders only if such nominations and proposals are submitted to us pursuant to written notice timely and accompanied by certain information. To be timely, a shareholder's written notice must be received by us not less than 60 nor more than 180 days to the date set for the annual general meeting of shareholders (or if no such date is set, the date that is not less than 60 nor more than 180 days prior to the anniversary of the previous year's annual general meeting of shareholders). The notice must contain the information specified in Section 59(4) of our bye-laws with respect to the person to be nominated as director and include all material information on the proposal, statement or resolution to be put to the meeting, together with details of shareholder submitting the proposal, statement or resolution and such other information as may from time to time be specified by our Board. Section 59(4) of bye-laws requires a nominating shareholder to include in the notice:

- the meeting at which the person nominated is proposed for election as a director;
- all such information relating to the nominee as is required in solicitations of proxies for the election of directors or as may be otherwise required pursuant to Section 14 and Schedule 14A under the Exchange Act;
- the names and addresses of the nominating shareholder and the class and number of shares which are held by such shareholder
- a written consent of the nominee to his being named in a proxy statement as a nominee and to serving as a Director, if elected.

Our board of directors will review proposals from eligible shareholders which it receives by that date and will determine whether any such proposal has been received in accordance with the bye-laws and whether any such proposal will be acted upon at the annual general meeting of shareholders. All shareholder proposals and shareholder nominations should be mailed to Alpha and Omega Semiconductor Limited, Board of Directors, c/o Investor Relations, Alpha and Omega Semiconductor, Inc. 475 Oakmead Parkway, Sunnyvale, CA 94085.

In addition, Section 79 of the Companies Act 1981 of Bermuda, as amended, provides that shareholders representing either (i) 5% of the total voting rights of the shares eligible to vote at a general meeting of shareholders, or (ii) not less than 100 shareholders may propose any resolution which may properly be moved at the next annual general meeting of shareholders. Upon timely receipt of notice, we shall, at the expense of such shareholder(s), give our other shareholders entitled to receive notice of the next annual general meeting of shareholders notice of such proposed resolution. To be timely, the proposal requiring notice of a resolution must be deposited at our registered office at least six weeks before the next annual general meeting of shareholders. Shareholders satisfying the criteria of Section 79 may also require us to circulate a statement in respect of any matter to come before an annual general meeting of shareholders by notice deposited at our registered office not less than one week prior to the annual general meeting of shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the Board of Directors, the executive officers of the Company and persons who beneficially own more than ten percent of the outstanding common shares are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, which require them to file reports with respect to their beneficial ownership of the common share and their transactions in such common shares. Based upon (i) the copies of Section 16 reports which the Company received from such persons for their fiscal 2012 year transactions in the common shares and their common share holdings, and (ii) written representation that no other reports were required, the Company believes that all reporting requirements under Section 16 for such year were met in a timely manner by its directors, executive officers and greater than ten percent beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business to be acted upon at the Annual Meeting. However, if any other matter shall properly come before the Annual Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.

By order of the Board of Directors,

Mike F. Chang
Chairman of the Board of Directors
Dated October 15, 2012